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INDEX TO FINANCIAL STATEMENTS CLARUS THERAPEUTICS, INC. (A Development Stage Company) CONTENTS

As filed with the Securities and Exchange Commission on January 24, 2011

Registration No. 333-170738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CLARUS THERAPEUTICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	20-0177717
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

555 Skokie Boulevard
Suite 340
Northbrook, IL 60062
(847) 562-4300
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Robert E. Dudley, Ph.D.
Chief Executive Officer and President
Clarus Therapeutics, Inc.
555 Skokie Boulevard, Suite 340
Northbrook, IL 60062
(847) 562-4300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Mitchell S. Bloom, Esq. Arthur R. McGivern, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Joel S. Klaperman, Esq. Danielle Carbone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 24, 2011

Preliminary Prospectus

5,000,000 Shares

Common Stock

We are offering 5,000,000 shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price will be between $11.00 and $13.00 per share of common stock. We have applied to list our common stock on the NASDAQ Global Market under the symbol "CLRS."

Investing in our common stock involves risks. Please read "Risk Factors" beginning on page 9.

	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to Clarus	$	$

We have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional 750,000 shares of our common stock to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $             and the total proceeds to us, before expenses, will be $             .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made on or about                  , 2011.

Piper Jaffray	Wells Fargo Securities

Lazard Capital Markets	Needham & Company, LLC

Prospectus dated                           , 2011

We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide you. This prospectus is not an offer to sell, nor is it seeking an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since such date.

Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

"OriTex" and "Clarus Therapeutics, Inc." are our trademarks. Solely for convenience, we refer to our trademarks in this prospectus without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

The information in the following summary is described in more detail in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. You should read this entire prospectus carefully, including the risk factors, the financial statements and the notes thereto, and the other information included elsewhere in this prospectus, before making an investment decision. In this prospectus "Company," "Clarus," "we," "us" and "our" refer to Clarus Therapeutics, Inc.

Our Company

We are a pharmaceutical company focused on the development and commercialization of OriTex, our Phase III-ready oral testosterone, or T, replacement therapy. OriTex, if approved, will be a first-in-class T-replacement therapy in the United States as the first oral formulation of a T prodrug, namely, T undecanoate, or TU. Based on our clinical results to date, we believe OriTex may restore circulating T to normal levels and overcome the safety challenges, such as liver toxicity, historically associated with oral T-replacement therapies. We intend to begin dosing men in our pivotal Phase III trial for OriTex after completing this offering.

U.S. sales of T-replacement therapies, the standard treatment for low T, exceeded $1.0 billion in 2009 and grew at a compound annual growth rate of 22%, from 2007 through the first eight months of 2010, according to IMS Health. T-gels accounted for 85% of these sales in 2009, according to IMS Health. We believe OriTex, if approved, will offer an attractive, twice-daily oral T-replacement alternative for prescribing physicians and men.

Men suffering from low T are commonly diagnosed after seeking treatment for symptoms including erectile dysfunction, or ED, reduced sex drive, fatigue, mild depression and increased body fat. Low T affects approximately 39% of men over 45 years of age according to a study published in the International Journal of Clinical Practice in 2006, yet only 12% of men with low T receive T-replacement therapy according to a study published in the Archives of Internal Medicine in 2008.

We believe a large portion of men with low T remain untreated because of a lack of awareness of low T and dissatisfaction with currently available T-replacement therapies. These therapies, which include T-gels, T-patches, T-injectables, oral methyltestosterone, or methyl-T, buccal patches and subcutaneous injectable pellets, suffer from limitations related to safety and ease of use. For example, T-gels carry a "black box warning" because of their risk of unsafe transference of T to children. Further, existing oral T formulations are associated with liver toxicity, inconsistent absorption, food effects and limited duration of effect, requiring frequent dosing.

We believe OriTex, if approved, will offer men and prescribing physicians a safe, effective and convenient oral T-replacement treatment. The unique formulation of OriTex enables us to increase the amount of TU per softgel capsule, enhance rapid solubilization and bioavailability of TU, and reduce the impact of food effects. We believe OriTex will have many advantages over currently approved T-replacement therapies, including:

    •
    Convenient Dosing.  OriTex is an easy-to-swallow soft gelatin capsule expected to be taken twice daily with a meal.

    •
    No Inadvertent T Exposure.  OriTex is an oral product and thereby avoids the safety issues related to inadvertent transference to women and children associated with the T-gels.

    •
    Normalized T Levels.  77% and 87% of men treated with OriTex in two of our Phase II trials, respectively, attained serum T levels within the normal range, defined as 300-1,000 ng/dL.

    •
    No Liver Toxicity.  OriTex is comprised of TU and during our Phase II trials we did not observe the liver toxicity associated with methyl-T, the only currently approved oral T product in the United States.

    •
    Safe Pharmacokinetic Profile.  In our OriTex Phase II repeat-dose trials, the U.S. Food and Drug Administration, or FDA, guidance for acceptable peak serum T levels was met without any dose adjustment.

The FDA informed us in May 2010, in response to questions we posed in our draft protocol synopsis, that a single pivotal Phase III trial will support the filing of a New Drug Application, or NDA. Our open-label pivotal Phase III trial will evaluate the response of 300 men with low T equally randomized to an OriTex treatment group or to an active control group treated with the T-gel product, AndroGel®. The subjects in the OriTex treatment group will receive OriTex twice daily, as an oral dose of 200 mg of T with a meal, with the ability to adjust the dose upwards or downwards on days 30 and 60 depending on measured serum T levels. Efficacy will be based solely on the proportion of men in the OriTex treatment group who achieve an average serum T concentration, or Cavg, in the normal range on day 90 of dosing, without any comparison to AndroGel. Patients treated with AndroGel will be considered only when evaluating the safety profile of OriTex. In light of the guidance we received from the FDA in a January 2006 telephone conference, which was subsequently confirmed, we have elected not to seek a Special Protocol Assessment, or SPA, which is a declaration from the FDA that the Phase III protocol is acceptable for regulatory approval. Despite the guidance we received from the FDA, the FDA can change its position on the acceptability of our trial design or its clinical endpoints, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect. We anticipate results from the 90-day efficacy portion of this trial by the first half of 2012 and results from the 12-month safety portion by the end of 2012. Following receipt of these safety results, we intend to submit our NDA for OriTex by the first half of 2013.

Key Phase III Clinical Endpoints

(1)
Based on NDA submission guidance that we received from the FDA in a January 2006 telephone conference. At our request, the FDA confirmed this guidance by email in October 2010.
(2)
After dose adjustment on day 30 or day 60.
(3)
Nanograms per deciliter.

In our 30-day and seven-day repeat-dose Phase II trials of OriTex, we treated men twice daily with the same OriTex dose and evaluated the same endpoints that we intend to evaluate in our pivotal Phase III trial. In these two repeat-dose Phase II trials, a sufficient portion of our patients achieved serum T levels, without the benefit of dose adjustments, to satisfy the above summarized FDA average serum T and peak serum T guidance that will be applicable to our pivotal Phase III trial.

Even though the OriTex twice daily formulation we used in our 30-day and seven-day repeat-dose Phase II trials is the same as the formulation we intend to evaluate in our pivotal Phase III trial, the results from Phase II trials for OriTex may not be predictive of the results we may obtain in our pivotal Phase III trial. For example, our pivotal Phase III trial will evaluate the safety and efficacy of OriTex over a longer period of time in a patient population almost four times larger than our repeat-dose Phase II trials. In addition, our pivotal Phase III trial will evaluate average serum T concentration in the normal range at day 90 of dosing, after any necessary dose adjustments on days 30 and 60, as well as safety over a 12-month period, as compared to our 30-day and seven-day repeat-dose Phase II trials.

Our President and Chief Executive Officer, Dr. Robert E. Dudley, has significant development, regulatory and commercial experience in the T-replacement therapy market. During his tenure as an executive at Unimed Pharmaceuticals, Inc., he led the discovery, development, regulatory approval and launch of AndroGel, the first T-gel product, which today remains the market leading T-replacement therapy nearly a decade after its launch.

We intend to establish a specialty sales force of approximately 100 to 125 sales representatives to promote OriTex in the United States if we obtain FDA approval. Our specialty sales force would call on endocrinologists and urologists, as well as high-prescribers of T-replacement therapies in family practice and internal medicine, commonly referred to as primary care physicians, or PCPs. To achieve broader penetration into the PCP market, we will likely enter into a partnership or co-promotion arrangement with an established pharmaceutical company that has a PCP-focused sales force or contract with an outside sales force.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled, "Risk Factors," immediately following this prospectus summary, including the following:

    •
    We depend entirely on the success of OriTex, which is still under clinical development and for which we may not receive marketing approval for several years, if at all.

    •
    We have never filed an NDA and have not yet demonstrated an ability to obtain marketing approval for or to commercialize a product candidate.

    •
    Our pivotal Phase III trial of OriTex may not replicate the positive results from our two repeat-dose Phase II trials.

    •
    In addition to peak serum T concentrations, our pivotal Phase III trial will measure a number of other potential safety indicators, including changes in: lipid profiles, including high-density lipoprotein cholesterol; two plasma cardiovascular biomarkers; prostate health; and serum dihydrotestosterone, or DHT. The clinical relevance of these safety indicators in connection with T-replacement therapies, and therefore the bearing of these results on the approval of OriTex, is subject to change as academic studies continue to explore their relevance. To varying degrees, changes in these potential safety indicators have been associated with adverse impacts. For example, elevated serum levels of DHT and an increase in the ratio of DHT to T, both of which we observed during our Phase II trials, have been associated with an increased risk of hair loss and acne.

    •
    Because of the many uncertainties of pharmaceutical development, after completing this offering, we may still not have sufficient resources to fund the regulatory approval and commercialization of OriTex.

    •
    We depend on third parties for numerous stages of the OriTex development process, including supply of TU, manufacture of OriTex softgel capsules and assistance in running our pivotal Phase III trial, which decreases the degree of direct control we have over the development process.

    •
    Even if OriTex receives marketing approval, it may still face future regulatory or commercial difficulties.

    •
    The FDA has requested that upon completion of our pivotal Phase III trial, subjects be enrolled into a Phase IV trial, which will result in additional cost to us and could result in restrictions on OriTex's use or in its removal from the marketplace, if approved.

    •
    We will need to grow our company in numerous areas, including managerial, operational and financial systems, and we may encounter difficulties managing this growth.

    •
    If we are unable to compete effectively in the T-replacement market, including against the market leading T-gels or any of their future generic equivalents, our business, results of operations, financial condition and prospects will be materially and adversely impacted.

    •
    If we are unable to adequately protect our proprietary technology or obtain an issued patent which is sufficient to protect OriTex, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

    •
    To date, we have not generated any revenues and as of September 30, 2010, we had an accumulated deficit of $25.2 million.

    •
    We have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future, including expenses associated with our planned pivotal Phase III trial.

    •
    Our independent registered public accounting firm expressed doubt about our ability to continue as a going concern in its report for our fiscal year ended December 31, 2009.

Corporate Information

We were founded in June 2003 as a Delaware corporation and began operations in 2004. Our principal executive offices are located at 555 Skokie Boulevard, Suite 340, Northbrook, IL 60062 and our telephone number is (847) 562-4300. Our web site address is www.clarustherapeutics.com. The information on, or that can be accessed through, our web site is not a part of this prospectus. We refer to the name of our oral T-replacement product as OriTex in this prospectus. The FDA has rejected OriTex as a proposed name for our product candidate and we are currently evaluating alternative product names for our oral T-replacement therapy.

 THE OFFERING

Common stock offered by us	5,000,000 shares
Common stock to be outstanding after this offering	18,143,563 shares
Over-allotment option	We have granted the underwriters an option for 30 days from the date of this prospectus to purchase up to 750,000 additional shares of common stock to cover over-allotments, if any.
Use of proceeds

We plan to use the net proceeds from this offering to fund our pivotal Phase III trial of OriTex, to prepare and file an NDA with the FDA upon the successful completion of this trial and for regulatory, commercial and other general corporate purposes. For a more complete description of our intended use of the net proceeds from this offering, see "Use of Proceeds."

NASDAQ Global Market symbol	"CLRS"
Risk factors	See "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

The 18,143,563 shares of common stock to be outstanding after this offering is based on:

    •
    366,300 shares of common stock outstanding as of January 18, 2011;

    •
    the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (including the accumulated dividends that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 12,417,890 shares of common stock; and

    •
    the automatic conversion of all outstanding obligations under our outstanding convertible notes (including the interest that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 359,373 shares of common stock at the assumed initial offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

The number of shares of common stock to be outstanding after this offering excludes:

    •
    441,389 shares of common stock issuable upon the exercise of options outstanding as of January 18, 2011 at a weighted-average exercise price of $0.18 per share;

    •
    25,000 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock at an exercise price of $9.60 per share (equal to 80% of the assumed initial offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus); and

    •
    2,500,000 additional shares of common stock available for future issuance under our equity incentive plans as of the effectiveness of the registration statement of which this prospectus is a part.

Unless otherwise indicated, all information in this prospectus assumes:

    •
    the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (including the accumulated dividends that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 12,417,890 shares of common stock;

    •
    the automatic conversion of all outstanding obligations under our outstanding convertible notes (including the interest that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 359,373 shares of common stock at the assumed initial offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus;

    •
    no exercise of the outstanding options or warrants described above;

    •
    the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated by-laws upon the closing of this offering; and

    •
    no exercise by the underwriters of their option to purchase up to 750,000 shares of common stock to cover over-allotments, if any.

In addition, unless otherwise indicated, all information in this prospectus gives effect to a 1-for-1.82 reverse stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part.

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with the "Capitalization," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and our financial statements and the related notes appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2007, 2008 and 2009 and balance sheet data as of December 31, 2008 and 2009 from our audited financial statements appearing at the end of this prospectus. We have derived the statement of operations data for the nine months ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2010 from our unaudited financial statements appearing at the end of this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period and our interim results are not necessarily indicative of results for a full year.

See the paragraphs under the caption "Net Loss Per Share" in Note 3 to our financial statements appearing at the end of this prospectus for information regarding the computation of net loss per share, unaudited pro forma net loss per share and the unaudited pro forma weighted average shares outstanding used in computing pro forma net loss per share.

The unaudited pro forma balance sheet data set forth below give effect to:

    •
    the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (including the accumulated dividends that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 12,417,890 shares of common stock; and

    •
    the issuance of convertible notes in the principal amount of $1.0 million on November 19, 2010 and the automatic conversion of all outstanding obligations under our outstanding convertible notes (including the interest that had accrued thereon through January 18, 2011) upon the closing of the offering into an aggregate of 359,373 shares of common stock at the assumed initial offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

The unaudited pro forma as adjusted balance sheet data set forth below give further effect to:

    •
    the filing of our amended and restated certificate of incorporation in connection with the closing of this offering; and

    •
    the receipt by us of net proceeds of $53.8 million from the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

				Nine Months Ended September 30,		Period from June 4, 2003 (Inception) to September 30, 2010
	Year Ended December 31,
	2007	2008	2009	2009	2010
				(Unaudited)		(Unaudited)
	(In thousands, except share and per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$1,024	$1,830	$2,755	$2,095	$2,083	$12,067
General and administrative	752	1,062	1,485	979	923	6,242

Total operating expenses	1,776	2,892	4,240	3,074	3,006	18,309

Operating loss	(1,776)	(2,892)	(4,240)	(3,074)	(3,006)	(18,309)
Interest income	18	30	2	2	—	99
Interest expense	(6)	—	—	—	(2,022)	(2,190)

Net loss	(1,764)	(2,862)	(4,238)	(3,072)	(5,028)	(20,400)
Accretion of redeemable convertible preferred stock to redemption value	(652)	(974)	(1,305)	(951)	(1,142)
Net loss attributable to common stockholders	$(2,416)	$(3,836)	$(5,543)	$(4,023)	$(6,170)	$(20,400)

Basic and diluted net loss attributable to common stockholders per share	$(6.60)	$(10.47)	$(15.13)	$(10.98)	$(16.84)

Weighted-average common stock outstanding — basic and diluted	366,300	366,300	366,300	366,300	366,300

Pro forma net loss per share, basic and diluted (unaudited)			$(0.40)		$(0.24)

Pro forma weighted-average shares outstanding (unaudited)			10,467,650		12,274,684

	As of September 30, 2010
	Actual	Pro Forma	Pro Forma, As Adjusted
	(Unaudited) (In thousands)
Balance Sheet Data:
Cash and cash equivalents	$483	$1,483	$55,283
Total assets	510	1,510	55,310
Short-term debt	2,239	—	—
Total liabilities	2,761	423	423
Redeemable convertible preferred stock	20,160	—	—
Deficit accumulated during development stage	(25,206)	(26,643)	(26,643)
Total stockholders' equity (deficit)	(22,411)	1,087	54,887

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) each of cash and cash equivalents, total assets and total stockholders' equity on a pro forma as adjusted basis by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Risks Related to the Clinical Development and Commercialization of OriTex

We depend entirely on the success of one product candidate for T-replacement therapy in men, OriTex, which is still under clinical development. We cannot be certain that OriTex will receive regulatory approval or be successfully commercialized, if we receive regulatory approval.

We currently have only one product candidate in development, and our business currently depends entirely on its successful development, regulatory approval and commercialization. We have no drug products for sale currently and may never be able to develop marketable drug products. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. We are not permitted to market OriTex in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from such countries. We have not submitted an NDA to the FDA or comparable applications to other regulatory authorities. Obtaining approval of an NDA is an extensive, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval of OriTex for many reasons, including:

    •
    we may not be able to demonstrate that OriTex is safe and effective as a T-replacement therapy to the satisfaction of the FDA;

    •
    the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA for marketing approval;

    •
    the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

    •
    the clinical research organization, or CRO, that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

    •
    the FDA may not find the data from preclinical studies and clinical trials sufficient to demonstrate that OriTex's clinical and other benefits outweigh its safety risks;

    •
    the FDA may disagree with our interpretation of data from our preclinical studies and clinical trials or may require that we conduct additional trials;

    •
    the FDA may not accept data generated at our clinical trial sites;

    •
    if our NDA is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

    •
    the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval;

    •
    the FDA may identify deficiencies in the manufacturing processes or facilities of Catalent Pharma Solutions, LLC, or Catalent, our exclusive OriTex softgel capsules manufacturer, our two suppliers of TU, Zhejiang Xianju Pharmaceutical Co., LTD, or Xianju, and Pfizer CentreSource, or Pfizer, or any other party in the OriTex production supply chain; or

    •
    the FDA may change its approval policies or adopt new regulations.

Before we submit an NDA to the FDA for OriTex as a T-replacement therapy, we must initiate and complete our pivotal Phase III trial, a three-month oral toxicology study of TU in male dogs and an absorption, distribution and excretion study in rats. We have not commenced any of these trials.

Failures or delays in the commencement or completion of our pivotal Phase III trial of OriTex could result in increased costs to us and delay, prevent or limit our ability to generate revenue.

We have not commenced our pivotal Phase III trial. We do not know whether our pivotal Phase III trial will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including:

    •
    the FDA may not grant permission to proceed or may place the clinical trial on hold;

    •
    delays in reaching or failing to reach agreement on acceptable terms with a prospective CRO and trial sites, the terms of which can be subject to extensive negotiation;

    •
    inadequate quality of a product candidate or other materials necessary to conduct clinical trials;

    •
    difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

    •
    challenges in recruiting and enrolling patients to participate in clinical trials, including size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

    •
    severe or unexpected drug-related side effects experienced by patients in a clinical trial;

    •
    reports from preclinical or clinical testing on similar products raising safety or efficacy concerns; and

    •
    difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to rigors of the trials, lack of efficacy, side effects, personal issues or loss of interest.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board, or DSMB, overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including:

    •
    failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

    •
    inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities that reveal deficiencies or violations that require us to undertake corrective action;

    •
    unforeseen safety issues or lack of effectiveness;

    •
    problems with clinical supply materials; and

    •
    lack of adequate funding to continue the clinical trial.

Positive results from Phase II trials of OriTex may not be replicated in our pivotal Phase III trial of OriTex.

Positive results from Phase II trials of OriTex may not be replicated in our pivotal Phase III trial. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving positive results in early stage development. Our pivotal Phase III trial will evaluate the safety and efficacy of OriTex over a longer period of time in a patient population almost four times larger than our repeat-dose Phase II trials. Our pivotal Phase III trial will evaluate average serum T concentration in the normal range at day 90 of dosing as well as safety over a 12-month period, as compared to our 30-day and seven-day repeat-dose Phase II trials with the same OriTex twice daily formulation that we intend to evaluate in our pivotal Phase III trial. Accordingly, the results from Phase II trials for OriTex may not be predictive of the results we may obtain in our pivotal Phase III trial of OriTex. Our pivotal Phase III trial may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA approval for their products.

Changes in regulatory requirements, FDA guidance or unanticipated events during our pivotal Phase III trial of OriTex may occur, which may result in changes to clinical trial protocols or additional clinical trial requirements, which could result in increased costs to us and could delay our development timeline.

Changes in regulatory requirements, FDA guidance or unanticipated events during our clinical trials may occur and as a result we may need to amend clinical trial protocols or the FDA may impose additional clinical trial requirements. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may impact the cost, timing or successful completion of a clinical trial. Although we have reviewed our Phase II clinical data and have discussed our pivotal Phase III trial protocol with the FDA and the FDA has informed us that a single trial with a single clinical endpoint, average serum T concentration, will support the filing of an NDA, we do not have an SPA. As a result of not having sought or obtained an SPA, the FDA can change its position on the acceptability of our trial design or its clinical endpoints, which may require us to complete additional clinical trials or impose stricter approval conditions that OriTex may not achieve. If we experience delays in completion of, or if we terminate, our pivotal Phase III trial, or if we are required to conduct additional clinical trials, the commercial prospects for OriTex may be harmed and our ability to generate product revenue will be delayed.

T-replacement can negatively impact some cardiovascular risk factors such as high-density lipoprotein cholesterol, or HDL, or, potentially, biomarkers of cardiovascular disease. Consistent with the HDL-lowering effect of currently available T-replacement products, we observed a decrease in HDL cholesterol in our 30-day repeat-dose Phase II trial of OriTex that was within the range observed in men treated with other T-replacement products. Low levels of HDL may be a risk factor for coronary artery disease. Recently, in a study published in the New England Journal of Medicine in 2010, frail elderly men treated with a T-gel had a higher incidence of adverse cardiovascular events compared to men treated with a placebo gel. The small size of the study and the unique population prevented the authors from making a broad inference about the safety of T-replacement in, for example, younger hypogonadal men without cardiovascular disease. We will not enroll frail elderly men with cardiovascular disease into our pivotal Phase III trial of OriTex. In consideration of T effects on certain cardiovascular risk factors, the FDA has asked us to measure HDL and two cardiovascular biomarkers in men treated with OriTex and AndroGel in our pivotal Phase III trial and demonstrate that the response of the biomarkers are substantially similar in men treated with either product.

Our pivotal Phase III trial will also measure a number of other potential safety indicators, including changes in prostate health, DHT, and the ratio of DHT to T. The clinical relevance of these safety indicators in connection with T-replacement therapies, and therefore the bearing of these results on the approval of OriTex, is subject to change as academic studies continue to explore their relevance in this context. To varying degrees, changes in these potential safety indicators have been associated with adverse impacts. For example, elevated serum levels of DHT and an increase in the ratio of DHT to T, both of which we observed during our Phase II trials, have been associated with an increased risk of hair loss and acne.

We must obtain FDA approval of a product name for our oral T-replacement therapy, and any failure or delay associated with such approval may adversely impact our business.

Any trade name that we intend to use for our oral T-replacement therapy must be approved by the FDA irrespective of whether we have secured a formal trademark registration from the U.S. Patent and Trademark Office, or USPTO. The FDA conducts a rigorous review of proposed product names, and may reject a product name if it believes that the name inappropriately implies medical claims or if it poses the potential for confusion with other product names. For example, the FDA has rejected the proposed product name, "OriTex," based on its assertion that the name is too close in sound and in written form to the trade name of a currently marketed drug and hence could result in prescription errors. Consequently, we will submit alternative product names to the FDA for review. The use of an alternative product name for our oral T-replacement therapy will mean that we will lose the benefit of any brand equity that may already have been developed in the name "OriTex" and the benefit of our existing trademark applications for that trade name. We have expended additional resources to identify a suitable alternative product name that will be acceptable to the FDA, that will qualify under applicable trademark laws and that will not infringe the existing rights of third parties. If the FDA does not approve one of our proposed alternative product names prior to the NDA approval date, we may be required to launch this product candidate without a brand name and our efforts to build a successful brand identity for this product candidate, and to commercialize this product candidate, may be materially adversely affected.

Even if OriTex receives marketing approval, it may still face future development and regulatory difficulties.

Even if we obtain marketing approval for OriTex as a T-replacement therapy, regulatory authorities may still impose significant restrictions on OriTex's indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. OriTex will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, advertising and promotion of the product and recordkeeping and submission of safety and other post-market information. The FDA has significant postmarket authority, including, for example, the authority to require labeling changes based on new safety information and to require postmarket studies or clinical trials to evaluate serious safety risks related to the use of a drug. The FDA also has the authority to require, as part of an NDA, the submission of a REMS. Any REMS required by the FDA may lead to increased costs to assure compliance with new post-approval regulatory requirements and potential requirements or restrictions on the sale of approved products, all of which could lead to lower sales volume and revenue. In addition, the FDA has asked that upon completion of our pivotal Phase III trial, patients be enrolled into a Phase IV trial for a period of 12 months for additional safety monitoring. Adverse results from the Phase IV trial could result in OriTex, if approved, being removed from the marketplace or in restrictions in its uses. We estimate that we will use approximately $6.0 million of the net proceeds from this offering to fund the Phase IV trial of OriTex.

Manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good

Manufacturing Practice, or cGMP, and other regulations. If we or a regulatory agency discovers previously unknown problems with OriTex, such as adverse events of unanticipated severity or frequency, or problems with the facility where OriTex is manufactured, including the Florida facility where we expect Catalent will manufacture OriTex, a regulatory agency may impose restrictions on OriTex, the manufacturer or us, including requiring withdrawal of OriTex from the market or suspension of manufacturing. If we, OriTex, or the manufacturing facilities for OriTex fail to comply with applicable regulatory requirements, a regulatory agency may:

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    issue warning letters or notice of violation letters;

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    seek an injunction or impose civil or criminal penalties or monetary fines;

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    suspend or withdraw marketing approval;

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    suspend any ongoing clinical trials;

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    refuse to approve pending applications or supplements to applications submitted by us;

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    suspend or impose restrictions on operations, including costly new manufacturing requirements; or

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    seize or detain products, refuse to permit the import or export of products, or request that we initiate a product recall.

Even if we receive marketing approval for OriTex in the United States, we may never receive regulatory approval to market OriTex outside of the United States.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ from that required to obtain FDA approval. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or setback in obtaining such approval would impair our ability to market OriTex in such foreign markets. Any such impairment would reduce the size of our potential markets, which could have a material adverse impact on our business, results of operations and prospects. We have not yet selected any markets outside of the United States to seek regulatory approval to market OriTex, and expect to seek strategic partners or contract sales forces to assist in obtaining marketing approval for, and commercialization of, OriTex outside of the United States.

If we receive marketing approval for OriTex, but it does not achieve broad market acceptance, the revenue that we generate from its sales will be limited.

The commercial success of OriTex, if approved by the FDA or other regulatory authorities, will depend upon the awareness of OriTex and acceptance of OriTex by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance for OriTex, if approved, will depend on a number of factors, including:

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    the relative convenience and ease of administration of OriTex, including as compared to other T-replacement therapies;

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    the prevalence and severity of any adverse side effects;

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    limitations or warnings contained in the labeling approved for OriTex by the FDA;

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    availability of alternative treatments, including a number of competitive T-replacement therapies already approved or expected to be commercially launched in the near future;

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    distribution and use restrictions imposed by the FDA or agreed to by us as part of a mandatory REMS or voluntary risk management plan;

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    pricing and cost effectiveness;

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    the effectiveness of our or any future collaborators' sales and marketing strategies;

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    our ability to increase awareness of OriTex through marketing efforts;

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    our ability to obtain sufficient third-party coverage or reimbursement; and

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    the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

If OriTex is approved but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from OriTex and we may never become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of OriTex may require significant resources and may never be successful.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell OriTex, we may be unable to generate any revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market OriTex, if approved by the FDA or any other regulatory body, we must build our sales, marketing, managerial, and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, our business, results of operations, financial condition and prospects will be materially adversely impacted.

We intend to establish a specialty sales force to promote OriTex to endocrinologists and urologists, as well as high-prescribers of T-replacement therapies across PCPs in the United States, if we obtain FDA marketing approval. We cannot be sure that we will be able to hire a sufficient number of sales representatives or that they will be effective at promoting OriTex. In addition, we will need to commit significant additional management and other resources to establish and grow our sales organization. We may not be able to achieve the necessary development and growth in a cost-effective manner or realize a positive return on our investment. We will also have to compete with other pharmaceutical companies to recruit, hire, train and retain sales and marketing personnel. In addition, to achieve deeper penetration into the PCP market in the United States, we will likely enter into a partnership or co-promotion arrangement with an established pharmaceutical company, which may prove costly or difficult to implement. If we are unable to establish or grow our sales force, or enter into agreements with third parties that have existing sales forces, our ability to generate revenue will be materially adversely affected.

Even if we obtain marketing approval for OriTex, physicians and patients using T-gels or other T-replacement therapies may choose not to switch to our product.

Physicians often show a reluctance to switch their patients from existing drug products even when new and potentially more effective and convenient treatments enter the market. In addition, patients often acclimate to the brand or type of drug product that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch drug treatments due to lack of reimbursement for existing drug treatments. The existence of either or both of physician or patient reluctance in switching to OriTex, if approved, would have a material adverse effect on our operating results and financial condition.

It will be difficult for us to profitably sell OriTex, if approved, if reimbursement for OriTex is limited.

Market acceptance and sales of OriTex will depend on reimbursement policies and may be affected by healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Cost containment is a primary concern in the U.S. healthcare industry and elsewhere. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that reimbursement will be available for OriTex and, if reimbursement is available, the level of such reimbursement. Reimbursement may impact the demand for, or the price of, OriTex. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize OriTex.

In some foreign countries, particularly Canada and European countries, the pricing of prescription pharmaceuticals is subject to strict governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory approval and product launch. To obtain favorable reimbursement for the indications sought or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of OriTex to other available therapies. If reimbursement for OriTex is unavailable in any country in which reimbursement is sought, limited in scope or amount, or if pricing is set at unsatisfactory levels, our operating results could be materially adversely affected.

Recent federal legislation will increase the pressure to reduce prices of pharmaceutical products paid for by Medicare, which could materially adversely affect our revenue, if any, and our results of operations.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for OriTex, if approved, and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors. This legislation may pose an even greater risk to OriTex than some other pharmaceutical products because a significant portion of the patient population for OriTex would likely be over 65 years of age and, therefore, many such patients will be covered by Medicare.

More recently, in March 2010, President Obama signed the Patient Protection and Affordable Care Act, or the Healthcare Reform Law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Healthcare Reform Law revises the definition of "average manufacturer price" for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, beginning in 2011, the new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. We will not know the full effects of the Healthcare Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Healthcare Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Recent federal legislation and actions by state and local governments may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could materially adversely affect our operating results.

We may face competition for OriTex, if approved, from lower priced T-replacement therapies from foreign countries that have placed price controls on pharmaceutical products. The MMA contains provisions that may change U.S. importation laws and expand pharmacists' and wholesalers' ability to import lower priced versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will pose no additional risk to the public's health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of Health and Human Services has not yet announced any plans to make this required certification.

A number of federal legislative proposals have been made to implement the changes to the U.S. importation laws without any certification and to broaden permissible imports in other ways. Even if the changes do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, U.S. Customs and Border Protection and other government agencies. For example, Pub. L. No. 111-83, which was signed into law in October 2009, which provides appropriations for the Department of Homeland Security for the 2010 fiscal year, expressly prohibits U.S. Customs and Border Protection from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the Federal Food, Drug, and Cosmetic Act, or FDCA. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with OriTex, if approved, could have a material adverse effect on our revenue and profitability.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as OriTex, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. The FDA may impose further requirements or restrictions on the distribution or use of OriTex as part of a REMS plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for OriTex, physicians may nevertheless prescribe OriTex to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Testosterone is a Schedule III substance under the Controlled Substances Act and any failure to comply with this Act or its state equivalents would have a negative impact on our business.

Testosterone is listed by the U.S. Drug Enforcement Agency, or DEA, as a Schedule III substance under the Controlled Substances Act of 1970. The DEA classifies substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures. For example, all regular Schedule III drug prescriptions must be signed by a physician and may not be refilled more than six months after the date of the original prescription or more than five times unless renewed by the physician.

Entities must register annually with the DEA to manufacture, distribute, dispense, import, export and conduct research using controlled substances. In addition, the DEA requires entities handling controlled substances to maintain records and file reports, follow specific labeling and packaging requirements, and provide appropriate security measures to control against diversion of controlled substances. Failure to follow these requirements can lead to significant civil and/or criminal penalties and possibly even lead to a revocation of a DEA registration. Individual states also have controlled substances laws. Though state controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may schedule products separately. While some states automatically schedule a drug when the DEA does so, in other states there has to be rulemaking or legislative action, which could delay commercialization.

Products containing controlled substances may generate public controversy. As a result, these products may have their marketing approvals withdrawn. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict, the introduction and marketing of OriTex.

Our market is subject to intense competition. If we are unable to compete effectively, our opportunity to generate revenue from the sale of OriTex will be materially adversely affected.

The T-replacement therapies market is highly competitive and dominated by the sale of T-gels, which accounted for 85% of U.S. sales in the T-replacement therapies market in 2009. Our success will depend, in part, on our ability to obtain a share of the market. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialty pharmaceutical companies, biotechnology firms, universities and other research institutions and government agencies. Other pharmaceutical companies may develop oral T-replacement therapies that compete with OriTex that do not infringe the claims of our pending patent applications or other proprietary rights, and, as a result, our business and results of operations may be materially adversely affected. For example, because T is not a patented compound and is commercially available to third parties, it is possible that competitors may design methods of T administration that would be outside the scope of the claims of either of our patent applications. This would enable their products to effectively compete with OriTex.

T-replacement therapies currently on the market that would compete with OriTex include the following:

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    T-gels, such as AndroGel, marketed by Abbott Laboratories, Inc., or Abbott, Testim®, marketed by Auxilium Pharmaceuticals, Inc., or Auxilium, and Fortesta®, which the FDA approved in December 2010, and will be marketed by Endo Pharmaceuticals Inc. in the United States;

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    T-injectables;

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    methyl-T;

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    transdermal patches, such a Androderm®, marketed by Watson Pharmaceuticals, Inc.;

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    buccal patches, such as Striant®, marketed by Columbia Labs, Inc.;

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    subcutaneous injectable pellets, such as Testopel® marketed by Slate Pharmaceuticals; and

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    Axiron, a metered-dose lotion, which the FDA approved in November 2010 and will be marketed by Eli Lilly in the United States.

Several other pharmaceutical companies have T-replacement therapies and other therapies in development that may be approved for marketing in the United States or outside of the United States. Based on publicly available information, we believe that current therapies in development that would be competitive with OriTex include:

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    Aveed, a single dose of injectable-T designed to provide sustained serum T levels for at least 8 weeks, for which Endo Pharmaceuticals recently received a complete response letter;

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    an oral T-replacement therapy being developed by Abbott, which is in Phase I development;

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    Androxal, an oral therapy in Phase II development being developed by Repros Therapeutics, Inc., that is designed to restore normal T production in males rather than externally replacing T like current therapies and drugs under development;

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    a new class of drugs called Selective Androgen Receptor Modulators; and

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    hydroalcoholic gel formulations of DHT, an active metabolite of T that is the principal active androgen in many tissues.

Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other marketing approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors' drugs may be more effective, or more effectively marketed and sold, than OriTex and may render OriTex obsolete or non-competitive before we can recover the expenses of developing and commercializing it. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available.

Several companies have filed ANDAs seeking approval for generic versions of existing T-gels. The entrance of any generic T-gel into the market would likely create downward pricing pressure on all T-replacement therapies and therefore have a negative effect on our business.

Several companies have filed Abbreviated New Drug Applications, or ANDAs, seeking approval for generic versions of existing T-gels. For example, in July 2003, Watson Pharmaceuticals and Par Pharmaceutical filed ANDAs with the FDA seeking approval for generic versions of AndroGel. In response to these ANDAs, the marketer of AndroGel filed patent infringement lawsuits against these two companies to block the approval and marketing of the generic products. In 2006, all the subject companies reached an agreement pursuant to which Watson and Par agreed not to bring a generic to AndroGel to the market until August 2015. The U.S. Federal Trade Commission has begun to question the legality of such pay-to-delay agreements, and although the courts have not yet overturned such agreements, there is no assurance that they may not due so in the future, thereby bringing a generic T-replacement therapy to the market sooner.

In October 2008, Upsher-Smith filed an ANDA containing a Paragraph IV certification seeking approval from the FDA to market a generic version of Testim. In December 2008, Auxilium filed a patent infringement lawsuit against Upsher-Smith that remains pending. Under the Hatch-Waxman Act, final FDA approval of Upsher-Smith's proposed generic product will be stayed until the earlier of 30 months from receipt of the Paragraph IV certification, which is in April 2011, or resolution of the patent infringement lawsuit.

If a generic T-gel were to come to the market, governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for generic T-gels as opposed to branded T-gels. The entrance of any generic T-gel into the market would likely cause downward pressure on the pricing of all T-replacement therapies, and which could materially adversely affect the level of sales and price at which we could sell OriTex.

If T-replacement therapies are found, or are perceived, to create health risks, our ability to sell OriTex could be materially adversely affected and our business could be harmed.

Publications have, from time to time, suggested potential health risks associated with T-replacement therapy. Potential health risks are described in various articles, including a 2002 article published in Endocrine Practice and a 1999 article published in the International Journal of Andrology. The potential health risks detailed are fluid retention, sleep apnea, breast tenderness or enlargement, increased red blood cells, development of clinical prostate disease, including prostate cancer, increased cardiovascular disease risk and the suppression of sperm production. It has also been reported that depending in part on the method of delivery, usage of some T-replacement therapies, in particular methyl-T, is associated with liver toxicity and other side effects. It is possible that studies on the effects of T-replacement therapies could demonstrate these or other health risks. Demonstrated T-replacement therapy safety risks, as well as negative publicity about the risks of hormone replacement therapy, including T-replacement, could materially adversely affect patient or prescriber attitudes and sales of OriTex, if approved.

We face potential product liability exposure, and, if claims are brought against us, we may incur substantial liability.

The use of OriTex in clinical trials and the sale of OriTex, if approved, exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with OriTex. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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    withdrawal of patients from our clinical trials;

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    substantial monetary awards to patients or other claimants;

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    decreased demand for OriTex following marketing approval;

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    damage to our business reputation and exposure to adverse publicity;

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    increased FDA warnings on product labels;

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    costs of related litigation;

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    distraction of management's attention from our primary business;

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    loss of revenue; and

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    the inability to successfully commercialize OriTex, if approved.

We have obtained product liability insurance coverage for our clinical trials with a $3.0 million annual aggregate coverage limit. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for OriTex, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A product liability claim or series of claims brought against us could cause our stock price to decline and, if we are unsuccessful in defending such a claim or claims and the resulting judgments exceed our insurance coverage, our financial condition, business and prospects could be materially adversely impacted.

We are subject to healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of OriTex, if approved. Our future arrangements with third-party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute OriTex, if we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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    The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.

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    The federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

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    The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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    The federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

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    The federal transparency requirements under the Healthcare Reform Law requires manufacturers of drugs, devices, biologics, and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests.

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    Analogous state laws and regulations, such as state anti-kickback and false claims laws and transparency laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing.

Efforts to ensure that our future business arrangements with third parties will comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our proprietary technology or obtain an issued patent which is sufficient to protect OriTex, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects. Further, our pending patent applications seek only to protect the oral dosage formulation that we will be selling in the market, if approved, and not the T ester, which is the active pharmaceutical ingredient present in the oral dosage form, a compound for which patent protection is no longer available.

Our commercial success will depend in part on our success in obtaining issued patents in the United States and elsewhere from our pending patent applications and our ability to obtain additional patents and protect our existing proprietary technology. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

As of the date of this prospectus, we have filed two patent applications at the USPTO directed to various formulations, comprising various T esters, discoveries arising from formulation refinements and parameters of OriTex. TU has been known since at least the mid-1970s. Hence, only novel TU-containing pharmaceutical compositions and their uses can be protected by one or more applications for patent. On December 6, 2010, the USPTO issued a first, non-final office action in respect of our original patent application. A first, non-final office action is a written communication from the USPTO, which contains the patent examiner's initial impressions of the patentability of the claims in the applicant's pending patent application. Because it is the first such action, it is labeled a non-final action to distinguish it from a final action, the label typically applied to a second office action on the merits. We submitted our response to the USPTO on December 30, 2010. We expect the next action for the patent examiner within approximately two months of our submission date. Counterparts to the first-filed patent application family are pending in ten foreign jurisdictions, including Canada, Europe and Japan.

We cannot assure you that any of our pending patent applications will mature into issued patents, or that such patents, if issued, will include claims having a scope sufficient to protect OriTex. Others have developed technologies that may be related or competitive to our approach, and may have filed or may file patent applications and may have received or may receive patents that may overlap or conflict with our patent applications, either by claiming the same methods or formulations or by claiming subject matter that could dominate our patent position. The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, ex parte or inter partes re-examination proceedings and challenges in district court. Certain foreign patents may be subjected to opposition or comparable proceedings lodged in corresponding foreign patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination, opposition or revocation proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to market OriTex.

Furthermore, the issuance of a patent, while presumed valid and enforceable, is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If these developments were to occur, it could have a material adverse effect on our sales.

In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product. Any litigation to enforce or defend our patent rights, if any, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

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    any of our pending patent applications will result in issued patents, or that such patents, if issued, will include claims having a scope sufficient to protect OriTex;

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    we will be able to successfully commercialize OriTex before our relevant patents, if any, expire;

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    we were the first to make the inventions covered by each of our pending patent applications;

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    we were the first to file patent applications for these inventions;

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    others will not develop similar or alternative technologies that do not infringe our patents if issued;

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    any of our patents will be valid and enforceable;

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    any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

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    we will develop additional proprietary technologies or product candidates that are separately patentable; or

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    that our commercial activities or products will not infringe upon the patents of others.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, contract manufacturers, vendors and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may gain access to our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, currently is considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information. It is not clear at the present time if or how the FDA's disclosure policies may change in the future. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain and maintain trade secret protection could materially adversely affect our competitive business position.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing OriTex.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. We cannot assure you that our business, products and methods do not infringe the patents or other intellectual property rights of third parties.

The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may possess patents and allege that OriTex or the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization. Patent litigation can involve complex factual and legal questions, and its outcome is uncertain. Any claim relating to infringement that is successfully asserted against us may require us to pay substantial damages for past use of the asserted intellectual property and a royalty going forward if we are forced to take a license. As a result of a patent infringement suit brought against us, we may be forced to stop or delay developing, manufacturing or selling OriTex unless that party grants us rights to use its intellectual property and we may be subject to damages.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

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    cease selling OriTex;

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    pay substantial damages for past use of the asserted intellectual property;

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    obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

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    redesign or rename, in the case of trademark claims, OriTex to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

Any of these risks coming to fruition could have a material adverse impact on our business, results of operations, financial condition and prospects.

We are and in the future could remain dependent on licensed intellectual property. If we lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing OriTex.

As part of our exclusive manufacturing agreement with Catalent, we have been granted a nonexclusive royalty-free license to certain of Catalent's proprietary technology to the extent it is relevant to the manufacture, use or sale of OriTex, and in the future, we may enter into license(s) to third-party intellectual property that are necessary or useful to our business. Such license agreement(s) impose or will impose various obligations upon us, and our licensor(s) have or may have the right to terminate the license thereunder in the event of a material breach or, in some cases, at will. Future licensor(s) may allege that we have breached our license agreement with them or decide to terminate our license at will, and accordingly seek to terminate our license. If successful, this could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to develop and commercialize OriTex, as well as harm our competitive business position and our business prospects.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Our employees may have been previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we are not aware of any claims currently pending against us, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize OriTex, which would materially adversely affect our commercial development efforts.

Risks Related to Our Dependence on Third Parties

Due to our reliance on CROs or other third parties to assist us in conducting clinical trials, we will be unable to directly control all aspects of our clinical trials.

We will rely on a CRO to conduct our pivotal Phase III trial for OriTex. As a result, we will have less direct control over the conduct of our pivotal Phase III trial, the timing and completion of the trial and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

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    have staffing difficulties;

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    fail to comply with contractual obligations;

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    experience regulatory compliance issues;

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    undergo changes in priorities or may become financially distressed; or

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    form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control.

Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements.

Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. If we must replace any CRO that is conducting our clinical trials, our trials may have to be suspended until we find another CRO that offers comparable services. The time that it takes us to find alternative organizations may cause a delay in the commercialization of OriTex or may cause us to incur significant expenses to replicate data that may be lost. Although we do not believe that any CRO on which we may rely will offer services that are not available elsewhere, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost. Any delay in or inability to complete our clinical trials could significantly compromise our ability to secure regulatory approval of OriTex and preclude our ability to commercialize OriTex, thereby limiting or preventing our ability to generate revenue from its sales.

We rely on two suppliers for our supply of TU, the active pharmaceutical ingredient of OriTex, and the loss of either of these suppliers could have a material adverse effect on our business.

We rely on two third-party suppliers, Xianju and Pfizer, for our supply of TU, the active pharmaceutical ingredient of OriTex. We do not have supply agreements in place with either of these suppliers. Although we have already purchased sufficient quantities of TU for our pivotal Phase III trial, we plan on using these same suppliers for our commercialization needs if OriTex is approved. Since there are only a limited number of TU suppliers in the world, if either of these parties ceases to provide us with TU, we may be unable to procure TU on commercially favorable terms, or may not be able to obtain it in a timely manner. Furthermore, the limited number of suppliers of TU may provide such companies with greater opportunity to raise their prices. Any increase in price for TU will likely reduce our gross margins.

We depend on Catalent for the supply of the softgel capsules for OriTex and the termination of our agreement with Catalent would have a material adverse effect on our business.

Our OriTex softgel capsules will be manufactured by Catalent pursuant to an exclusive manufacturing agreement between Catalent and us that we entered into on July 23, 2009. Pursuant to the terms of the manufacturing agreement, Catalent will be our sole supplier of OriTex capsules on a worldwide basis. We are in the process of negotiating the unit pricing for the OriTex capsules under the manufacturing agreement. As part of our manufacturing agreement, Catalent has also granted to us a nonexclusive royalty-free license to certain of its proprietary technology to the extent it is relevant to the manufacture, use or sale of OriTex.

Reliance on a third-party manufacturer involves risks to which we would not be subject if we manufactured OriTex ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. The FDA and other regulatory authorities require that OriTex be manufactured according to cGMP. Any failure by our third-party manufacturers to comply with cGMP could be the basis for action by the FDA to withdraw approvals previously granted to us and for other regulatory action.

The Catalent manufacturing agreement terminates by its terms on July 23, 2015, but is automatically renewable for additional two-year terms if not terminated one year prior to the initial termination date or any renewal period. Catalent can terminate the manufacturing agreement at any time provided that they give us 24 months written notice of their decision to terminate. In addition, Catalent can terminate the agreement for our breach upon 60 days notice generally but upon only 10 days notice if we fail to pay Catalent any amounts owed under the agreement.

If Catalent terminates the manufacturing agreement, we would need to identify a new supplier of OriTex softgel capsules, which could result in a significant delay of the commercial launch of OriTex, if approved, or an interruption of the continued supply of OriTex if the agreement is terminated after OriTex is being marketed. In addition, we would lose the benefits of and rights to use Catalent's proprietary technology and, to the extent that we were relying upon this technology, would need to negotiate for separate rights to it. The FDA would also potentially require that we run additional studies if we change the softgel formulation of OriTex. Although it is likely that clinical studies will not be necessary, there is no guarantee of this. Accordingly, the termination of the Catalent manufacturing agreement could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not establish successful collaborations, we may have to alter our development and commercialization plans for OriTex.

Our drug development programs and potential commercialization of OriTex will require substantial additional cash to fund expenses. We intend to continue to develop and initially commercialize OriTex in the United States without a partner. However, in order to achieve deeper penetration into the PCP market in the United States, we will likely enter into a partnership or co-promotion arrangement with an established pharmaceutical company that has a PCP-focused sales force and we may enter into collaborative arrangements to develop and commercialize OriTex outside of the United States. We will face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development or delay commercialization of OriTex in certain geographies, reduce the scope of our sales or marketing activities, reduce the scope of our commercialization plans, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities outside of the United States on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all.

If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the development and commercialization of OriTex could be delayed or terminated.

We are not currently party to any collaborative arrangements, although we may pursue such arrangements prior to any commercialization of OriTex outside of the United States or to further commercialize OriTex in the general PCP market in the United States. If we are successful in entering into collaborative arrangements and any of our collaborative partners does not devote sufficient time and resources to a collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any future collaboration partner were to breach or terminate its arrangements with us, the development and commercialization of OriTex could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue development and commercialization of OriTex on our own in such locations.

Much of the potential revenue from future collaborations may consist of contingent payments, such as payments for achieving regulatory milestones and royalties payable on sales of drugs developed. The milestone and royalty revenue that we may receive under these collaborations will depend upon our collaborator's ability to successfully develop, introduce, market and sell new products. In addition, collaborators may decide to enter into arrangements with third parties to commercialize products developed under collaborations using our technologies, which could reduce the milestone and royalty revenue that we may receive, if any. Future collaboration partners may fail to develop or effectively commercialize products using our products or technologies because they:

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    decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite expertise, limited cash resources or specialized equipment limitations, or the belief that other drug development programs may have a higher likelihood of obtaining marketing approval or may potentially generate a greater return on investment;

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    decide to pursue other technologies or develop other product candidates, either on their own or in collaboration with others, including our competitors, to treat the same diseases targeted by our own collaborative programs;

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    do not have sufficient resources necessary to carry the product candidate through clinical development, marketing approval and commercialization; or

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    cannot obtain the necessary marketing approvals.

Competition may negatively impact a partner's focus on and commitment to OriTex and, as a result, could delay or otherwise negatively affect the commercialization of OriTex outside of the United States or in the general PCP market in the United States. If future collaboration partners fail to develop or effectively commercialize OriTex for any of these reasons, our sales of OriTex, if approved, may be limited, which would have a material adverse effect on our operating results and overall financial condition.

Risks Related to General Business, Employee Matters and Managing Growth

We will need to grow our company, and we may encounter difficulties in managing this growth, which could disrupt our operations.

We currently have only four employees, and we expect to experience significant growth in the number of employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of OriTex. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize OriTex and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We, as an organization, lack experience in commercializing products, which may have a material adverse effect on our business.

We will need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition. We, as an organization, have never filed an NDA and have not yet demonstrated an ability to obtain marketing approval for or commercialize a product candidate. Therefore, our clinical development and regulatory approval process may involve more inherent risk, take longer, and cost more than it would if we were a company with a more significant operating history and had experience with obtaining marketing approval for and commercializing a product candidate.

Our future success depends on our ability to retain our chief executive officer and chief financial officer and to attract, retain and motivate qualified personnel.

We are highly dependent on Dr. Robert E. Dudley, our Chief Executive Officer, and Steven A. Bourne, our Chief Financial Officer. We have entered into employment agreements with Dr. Dudley and Mr. Bourne, but any employee may terminate his or her employment with us. Although we do not have any reason to believe that we may lose the services of either Dr. Dudley or Mr. Bourne in the foreseeable future, the loss of the services of either individual might impede the achievement of our research, development and commercialization objectives. We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Recruiting and retaining qualified scientific personnel and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

In order to satisfy our obligations as a public company, we will need to hire qualified accounting and financial personnel with appropriate public company experience.

As a result of becoming a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and maintain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from integration and staff oversight efforts.

We do not have drug research or discovery capabilities, which may impair our ability to develop other product candidates and our ability to sustain profitability.

We currently have only one product candidate, OriTex, in development, and we have no drug research or discovery capabilities. Accordingly, if we were to expand our product candidate pipeline beyond OriTex, we will need to acquire or license existing product candidates or drug compounds from third parties.

The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. In addition, we will face significant competition in seeking to acquire or license promising product candidates or drug compounds. Other companies, including some with significantly greater financial, marketing and sales resources and more extensive experience in preclinical studies and clinical trials, obtaining marketing approval and manufacturing and marketing pharmaceutical products, may compete with us for the license or acquisition of product candidates and drug compounds.

We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates and drug compounds on terms that we find acceptable, or at all.

Further, any product candidate or drug compound that we acquire or license may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities.

If we are unable to acquire or license additional promising product candidates or drug compounds, we will not be able to expand our product candidate pipeline and our prospects for future growth and our ability to sustain profitability will continue to be entirely dependent upon the success of OriTex.

Risks Related to Our Financial Position and Capital Requirements

We have not generated any revenue from OriTex and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our lead product candidate, OriTex, and we do not know when, or if, we will generate any revenue. We do not expect to generate significant revenue unless or until we obtain marketing approval of, and begin to sell, OriTex. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

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    to initiate and successfully complete our pivotal Phase III trial that meets its clinical endpoints;

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    obtain U.S. and foreign marketing approval for OriTex as a T-replacement therapy;

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    commercialize OriTex by developing a sales force and/or entering into collaborations with third parties, if we obtain marketing approval for OriTex; and

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    achieve market acceptance of OriTex in the medical community and with third-party payors.

Even if OriTex is approved for commercial sale, which we do not expect to occur for several years, we expect to incur significant sales and marketing costs as we prepare to commercialize OriTex. Despite receiving marketing approval and expending these costs, OriTex may not be a commercially successful drug. We may not achieve profitability soon after generating product sales, if ever. If we are unable to generate product revenue, we will not become profitable and may be unable to continue operations without continued funding.

We may need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

Although we believe that the net proceeds from this offering will be sufficient to fund our operations over the next several years and until we file our NDA for OriTex, we may need to raise additional capital to continue to fund our operations. Our future capital requirements may be substantial and will depend on many factors including:

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    the scope, size, rate of progress, results and costs of initiating and completing our pivotal Phase III trial of OriTex, for which we currently estimate that we will use approximately $23.0 million of the net proceeds from this offering;

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    the cost, timing and outcomes of our efforts to obtain marketing approval for OriTex in the United States, including to fund preparation and filing of an NDA with the FDA for OriTex and to satisfy related FDA requirements, for which we currently estimate that we will use approximately $4.0 million of the net proceeds from this offering;

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    the costs associated with initiating and completing our Phase IV trial of OriTex, for which we currently estimate that we will use approximately $6.0 million of the net proceeds from this offering;

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    the costs associated with commercializing OriTex if we receive marketing approval, including the cost and timing of developing sales and marketing capabilities or entering into strategic collaborations to market and sell OriTex, for which we only plan on using net proceeds from this offering to the extent they are available; and

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    the costs associated with general corporate activities, such as the cost of filing, prosecuting and enforcing patent claims.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available to us on a timely basis, or at all, we may be unable to continue the development of OriTex or to commercialize OriTex if approved unless we find a partner.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

We may seek additional capital through a combination of private and public equity offerings, debt financings collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest in the company will be diluted. In addition, the terms may include liquidation or other preferences that materially adversely affect your rights as a stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic partnerships and licensing arrangements with third parties, we may have to relinquish valuable rights to OriTex, our intellectual property, future revenue streams or grant licenses on terms that are not favorable to us.

Our limited operating history makes it difficult to evaluate our business and prospects.

We were incorporated in June 2003. Our operations to date have been limited to organizing and staffing our company and conducting research and development activities for OriTex. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a longer operating history. In addition, as a relatively young business, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

We have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are a development stage company with a limited operating history. We have focused all of our efforts on developing OriTex. We have funded our operations to date through proceeds from sales of preferred stock and convertible debt and have incurred losses in each year since our inception. Our net losses were $1.8 million in 2007, $2.9 million in 2008, and $4.2 million in 2009, and $3.1 million and $5.0 million for the nine months ended September 30, 2009 and 2010, respectively. As of September 30, 2010, we had an accumulated deficit of $25.2 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations. We expect to incur additional and increasing operating losses over the next several years. These losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital. We expect our research and development expenses to significantly increase in connection with our pivotal Phase III trial of OriTex. In addition, if we obtain marketing approval for OriTex, we will incur significant sales, marketing and outsourced manufacturing expenses. Once we are a public company, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

We have no operating history and have not commercialized any products or generated any revenue since our inception. We have incurred operating losses in each year since our inception. Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. As a result, for the fiscal year ended December 31, 2009, our independent registered public accounting firm has issued their report on our financial statements and has expressed substantial doubt about our ability to continue as a going concern. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve OriTex and we successfully commercialize OriTex. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Our ability to use our net operating loss carryforwards may be subject to limitation.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of our net operating loss carryforwards before they expire. The closing of this offering, together with private placements and other transactions that have occurred since our inception, may trigger an ownership change pursuant to Section 382, which could limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income, if any. Any such limitation, whether as the result of this offering, prior private placements, sales of common stock by our existing stockholders or additional sales of common stock by us after this offering, could have a material adverse effect on our results of operations in future years. We have not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since our inception, due to the significant costs and complexities associated with such study.

We have operated as a private company and have no experience attempting to comply with public company reporting and other obligations. Taking steps to comply with these requirements will increase our costs and require additional management resources, and do not ensure that we will be able to satisfy them.

As a result of becoming a public company, compliance with the Sarbanes-Oxley Act of 2002, as well as other rules and regulations promulgated by the SEC and the NASDAQ Stock Market, LLC, or NASDAQ, will result in significant initial and continuing legal, accounting, administrative and other costs and expenses. For the year ending December 31, 2011, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under SEC rules, our independent registered public accounting firm will also be required to deliver an attestation report on the effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2011, unless we qualify for an exemption as a non-accelerated filer under the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted on July 21, 2010.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Risks Related to the Securities Markets and Investment in Our Common Stock

Market volatility may affect our stock price and the value of your investment.

Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

    •
    plans for, progress of and results from clinical trials of OriTex;

    •
    the failure of the FDA to approve OriTex;

    •
    announcements of new products, technologies, commercial relationships, acquisitions or other events by us or our competitors;

    •
    the success or failure of other T-replacement products;

    •
    failure of OriTex, if approved, to achieve commercial success;

    •
    fluctuations in stock market prices and trading volumes of similar companies;

    •
    general market conditions and overall fluctuations in U.S. equity markets;

    •
    variations in our quarterly operating results;

    •
    changes in our financial guidance or securities analysts' estimates of our financial performance;

    •
    changes in accounting principles;

    •
    sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

    •
    additions or departures of key personnel;

    •
    discussion of us or our stock price by the press and by online investor communities; and

    •
    other risks and uncertainties described in these risk factors.

An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

Following the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We may use the net proceeds from this offering in ways that you may not approve.

We currently intend to use the net proceeds from this offering to fund our pivotal Phase III trial of OriTex as a T-replacement therapy, preparation and filing of an NDA with the FDA for OriTex upon the successful completion of this trial and to satisfy related FDA requirements, our Phase IV trial of OriTex, acceleration of pre-commercialization activities and general corporate purposes. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. As such, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

Our officers, directors, large stockholders and their affiliates will exercise significant control over our company, which will limit your ability to influence corporate matters.

After giving effect to this offering, our officers, directors, large stockholders and their affiliates, including investment funds affiliated with Thomas, McNerney & Partners, or Thomas, McNerney, and investment funds affiliated with H.I.G. Ventures, or H.I.G. Ventures, will collectively beneficially own approximately 72.8% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company or result in other actions that might negatively affect the market price of our common stock.

The controlling position of Thomas, McNerney following the completion of this offering may limit the ability of our minority stockholders to influence corporate matters.

Upon the closing of this offering, we expect that Thomas, McNerney will beneficially own approximately 51.3% of our outstanding common stock. Accordingly, Thomas, McNerney will have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership may have the effect of delaying or preventing a transaction such as a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to gain control, even if such a transaction or change of control would benefit minority stockholders. In addition, this concentrated control limits the ability of our minority stockholders to influence corporate matters, and Thomas, McNerney, as a controlling stockholder, could approve certain actions, including a going-private transaction, without approval of minority stockholders, subject to obtaining any required approval of our board of directors for such transactions. As a result, the market price of our common stock could be materially adversely affected.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, even one that may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and by-laws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividend on our common stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Future sales of our common stock may cause our stock price to decline.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Upon completion of this offering, there will be 18,143,563 shares of our common stock outstanding. Of these, 5,000,000 shares are being sold in this offering (or 5,750,000 shares, if the underwriters exercise their over-allotment option in full) and will be freely tradable immediately after this offering (except for shares purchased by affiliates) and the remaining 13,143,563 shares may be sold upon expiration of lock-up agreements six months after the date of this offering (subject in some cases to volume limitations). In addition, after issuing stock options to our non-employee directors upon the effectiveness of the registration statement of which this prospectus is a part in accordance with our non-employee director compensation policy, we will have outstanding options to purchase 531,389 shares of common stock and 25,000 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock, based upon the midpoint of the price range set forth on the cover page of this prospectus. If these options or warrants are exercised, additional shares will become available for sale upon expiration of the lock-up agreements. A large portion of these shares, options and warrants are held by a small number of persons and investment funds. Moreover, after this offering, H.I.G. Ventures, Thomas, McNerney and certain of our executive officers will have rights, subject to some conditions, to require us to file registration statements covering the shares of our common stock they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all the shares of common stock that we may issue under our equity incentive plans. Effective upon the effectiveness of the registration statement of which this prospectus is a part, an aggregate of 2,500,000 shares of our common stock will be reserved for future issuance under these plans. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of sales that may occur in the future.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $8.97 per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute approximately 75.9% of the total amount invested by stockholders since inception but will only own approximately 27.6% of the shares of common stock outstanding. In the past, we issued restricted stock and options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See "Dilution" for a more detailed description of the dilution to new investors in the offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding the timing of our clinical development program, future plans for commercializing OriTex, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. We generally identify forward-looking statements by terminology such as "may," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words, although not all forward-looking statements contain these identifying words.

The forward-looking statements contained in this prospectus include, among other things, statements about:

    •
    the timing and outcome of our pivotal Phase III trial for OriTex;

    •
    the potential benefits, effectiveness or safety of OriTex;

    •
    our expectations related to the use of proceeds from this offering;

    •
    the progress of, timing and amount of expenses associated with our development and commercialization of OriTex;

    •
    the amount of money necessary to fund our pivotal Phase III trial for OriTex;

    •
    our ability to obtain U.S. and foreign regulatory approval for OriTex and the ability of OriTex to continue to meet regulatory requirements;

    •
    our expectations regarding federal, state and foreign regulatory requirements;

    •
    the accuracy of our estimates of the size and growth potential of the T-replacement therapies market;

    •
    the ability of our contract manufacturer to manufacture sufficient amounts of OriTex, if approved, for commercialization activities;

    •
    the performance of our suppliers and manufacturers;

    •
    our ability to continue our relationships with third parties on whom we rely to produce OriTex;

    •
    our intention to seek to establish strategic partnerships for the commercialization of OriTex;

    •
    our timing of commercializing OriTex;

    •
    our ability to compete with other companies that are or may be developing or selling products that are competitive with OriTex;

    •
    our ability to manage growth and successfully expand operations;

    •
    our ability to obtain and maintain intellectual property protection for OriTex; and

    •
    the accuracy of our estimates regarding expenses and needs for additional financing, and our ability to obtain additional financing.

We have based these forward-looking statements largely on our current plans, intentions, expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations described in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that we believe could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements that we make. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise.

 USE OF PROCEEDS

We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $53.8 million, or $62.2 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We estimate that we will use net proceeds of this offering as follows:

    •
    approximately $23.0 million of these net proceeds to fund the pivotal Phase III trial for OriTex;

    •
    approximately $4.0 million of these net proceeds to fund preparation and filing of an NDA with the FDA for OriTex upon the successful completion of the pivotal Phase III trial and to satisfy related FDA requirements;

    •
    approximately $6.0 million of these net proceeds to fund the Phase IV trial of OriTex;

    •
    to the extent available after NDA submission and not otherwise required for anticipated general corporate purposes, we may elect to accelerate pre-commercialization activities such as manufacture of commercial inventory and the creation of a sales and marketing infrastructure and use a portion of the remaining net proceeds to fund these activities; and

    •
    the remainder for general corporate purposes, including general and administrative expenses, working capital and prosecution and maintenance of our intellectual property and the potential acquisition of, or investment in, technologies, products or companies that complement our business.

The costs and timing of drug development and marketing approval, particularly conducting clinical trials, are highly uncertain, are subject to substantial risks and can often change. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our pivotal Phase III trial, the status and results of our pivotal Phase III trial, the timing of our NDA filing with the FDA, the number of clinical trial sites outside the United States, whether or not we enter into strategic collaborations or partnerships, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

Based on our estimated use of proceeds, we anticipate that the net proceeds of this offering, together with our existing resources, will be sufficient to fund our planned operations for at least the next several years during which time we expect that we will complete our pivotal Phase III trial of OriTex and, if this trial is successful, prepare and file our NDA for OriTex. However, we may require additional funds earlier than we currently expect in the event that we are required to conduct additional clinical trials or we experience a delay in receiving marketing approval of OriTex. We may seek these funds through a combination of private and public equity offerings, debt financings and collaborations, strategic partnerships and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. Because of the risks and uncertainties associated with the development and commercialization of OriTex, we may not have or be able to obtain all of the funds required to commercialize OriTex. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Funding Requirements."

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

 DIVIDEND POLICY

We have never declared or paid dividends on our common stock. Our board of directors will continue to have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and other factors our board of directors deems relevant. We currently anticipate that we will retain any future earnings for the development, operation and expansion of our business and the repayment of indebtedness. Accordingly, we do not anticipate declaring or paying any dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and capitalization at September 30, 2010:

    •
    on an actual basis;

    •
    on a pro forma basis to give effect to:

    •
    the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (including the accumulated dividends that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 12,417,890 shares of common stock; and

    •
    the issuance of convertible notes in the principal amount of $1.0 million on November 19, 2010 and the automatic conversion of all outstanding obligations under our outstanding convertible notes (including the interest that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 359,373 shares of common stock at the assumed initial offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus;

    •
    on a pro forma, as adjusted basis to give further effect to:

    •
    the filing of our amended and restated certificate of incorporation upon the closing of this offering; and

    •
    the receipt by us of net proceeds of $53.8 million from the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering at pricing. You should read the following table together with the "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and our financial statements and the related notes appearing at the end of this prospectus.

	As of September 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(Unaudited)
	(In thousands, except share data)

Cash and cash equivalents	$483	$1,483	$55,283

Short-term debt	2,239	—	—
Series A redeemable convertible preferred stock, $0.001 par value; 2,500,000 shares authorized, 2,500,000 shares issued and outstanding, actual; 2,500,000 shares authorized and no shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	4,169	—	—
Series B redeemable convertible preferred stock, $0.001 par value; 5,066,637 shares authorized, 5,066,637 shares issued and outstanding, actual; 5,066,637 shares authorized and no shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	6,873	—	—
Series C redeemable convertible preferred stock, $0.001 par value; 9,438,744 shares authorized, 9,438,744 shares issued and outstanding, actual; 9,438,744 shares authorized and no shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	9,118	—	—
Stockholders' equity:
Preferred Stock, $0.001 par value; no shares authorized, issued and outstanding, actual and pro forma; 5,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value, 21,000,000 shares authorized and 366,300 shares issued and outstanding, actual; 21,000,000 authorized and 13,143,563 shares issued and outstanding, pro forma; 60,000,000 shares authorized and 18,143,563 shares issued and outstanding, pro forma as adjusted	—	13	18
Additional paid-in capital	2,795	27,717	81,512
Deficit accumulated during the development stage	(25,206)	(26,643)	(26,643)

Total stockholders' equity (deficit)	(22,411)	1,087	54,887

Total capitalization	$(12)	$1,087	$54,887

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

    •
    441,389 shares of common stock issuable upon the exercise of options outstanding as of January 18, 2011 at a weighted-average exercise price of $0.18 per share;

    •
    25,000 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock at an exercise price equal to 80% of the assumed initial offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus; or

    •
    2,500,000 additional shares of common stock available for future issuance under our equity incentive plans as of the effectiveness of the registration statement of which this prospectus is a part.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of September 30, 2010 was $(2.3) million, or $(6.15) per share, based on shares of common stock outstanding as of September 30, 2010. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding.

Our pro forma net tangible book value as of September 30, 2010 was $1.1 million, or $0.08 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock outstanding as of September 30, 2010 after giving effect to:

    •
    the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (including the accumulated dividends that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 12,417,890 shares of common stock; and

    •
    the issuance of convertible notes in the principal amount of $1.0 million on November 19, 2010 and the automatic conversion of all outstanding obligations under our outstanding convertible notes (including the interest that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 359,373 shares of common stock at the assumed initial offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

After giving effect to the sale by us of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2010 would have been approximately $54.9 million, or approximately $3.03 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.95 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $8.97 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$12.00
Historical net tangible book value per share as of September 30, 2010	$(6.15)
Increase per share due to assumed conversion of preferred stock and convertible notes	6.23

Pro forma net tangible book value per share as of September 30, 2010	$0.08
Increase per share attributable to new investors	2.95

Pro forma as adjusted net tangible book value per share after this offering		3.03

Dilution per share to new investors		$8.97

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2010 by approximately $5.0 million, the pro forma as adjusted net tangible book value per share after this offering by $0.28 and the dilution per share to new investors in this offering by $0.28, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be $3.35 per share, the increase per share attributable to new investors would be $3.27 per share and the dilution to new investors would be $8.65 per share.

The following table summarizes on a pro forma as adjusted basis as described above, as of September 30, 2010, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $12.00 per share, the midpoint of the range listed on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
			(In thousands)
Existing stockholders	13,143,563	72.4%	$19,085	24.1%	$1.45
New investors	5,000,000	27.6	60,000	75.9	12.00

Total	18,143,563	100%	$79,085	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) total consideration paid by new investors participating in this offering by approximately $5.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to 69.6% and will increase the number of shares held by new investors to 5,750,000, or 30.4%.

The tables and calculations set forth above are based on the number of shares of common stock outstanding after the closing of this offering and assumes no exercise of any outstanding options or warrants. To the extent that options or warrants are exercised, there will be further dilution to new investors. The information above excludes:

    •
    441,389 shares of common stock issuable upon the exercise of options outstanding as of January 18, 2011 at a weighted-average exercise price of $0.18 per share;

    •
    25,000 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock at an exercise price equal to 80% of the assumed initial offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus; and

    •
    2,500,000 additional shares of common stock available for future issuance under our equity incentive plans as of the effectiveness of the registration statement of which this prospectus is a part.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with the "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and our financial statements and the related notes appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2007, 2008 and 2009, and balance sheet data as of December 31, 2008 and 2009 from our audited financial statements appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 2005, 2006 and 2007 from our audited financial statements not included in this prospectus. We have derived the statement of operations data for the nine months ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2010 from our unaudited financial statements included appearing at the end of this prospectus. The unaudited financial statements have been prepared on the same basis as our audited financial statements and include, in the opinion of management, all adjustments that management considers necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior period are not necessarily indicative of results expected in any future period and our interim results are not necessarily indicative of results for a full year.

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
	(In thousands, except share and per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$817	$1,694	$1,024	$1,830	$2,755	$2,095	$2,083
General and administrative	589	742	752	1,062	1,485	979	923

Total operating expenses	1,406	2,436	1,776	2,892	4,240	3,074	3,006

Operating loss	(1,406)	(2,436)	(1,776)	(2,892)	(4,240)	(3,074)	(3,006)
Interest income	5	39	18	30	2	2	—
Interest expense	(49)	(113)	(6)	—	—	—	(2,022)

Net loss	(1,450)	(2,510)	(1,764)	(2,862)	(4,238)	(3,072)	(5,028)
Accretion of redeemable convertible preferred stock to redemption value	(214)	(342)	(652)	(974)	(1,305)	(951)	(1,142)
Net loss attributable to common stockholders	$(1,664)	$(2,852)	$(2,416)	$(3,836)	$(5,543)	$(4,023)	$(6,170)

Basic and diluted net loss attributable to common stockholders per share	$(4.54)	$(7.79)	$(6.60)	$(10.47)	$(15.13)	$(10.98)	$(16.84)

Weighted-average common stock outstanding — basic and diluted	366,300	366,300	366,300	366,300	366,300	366,300	366,300

Pro forma net loss per share — basic and diluted (unaudited)					$(0.40)		$(0.24)

Pro forma weighted-average shares outstanding (unaudited)					10,467,650		12,274,684

	As of December 31,
						As of September 30, 2010
	2005	2006	2007	2008	2009
						(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$51	$341	$1,205	$562	$542	$483
Total assets	70	357	1,217	583	568	510
Short-term debt	1,290	—	—	—	—	2,239
Deficit accumulated during the development stage	(4,389)	(7,241)	(9,657)	(13,493)	(19,036)	(25,206)
Total stockholders' equity (deficit)	(4,389)	(7,240)	(9,656)	(13,488)	(19,027)	(22,411)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

Background

We are a pharmaceutical company focused on the development and commercialization of OriTex, our Phase III-ready T-replacement therapy. OriTex, if approved, will be a first-in-class T-replacement therapy in the United States as the first oral formulation of a T prodrug, namely, TU. Based on our clinical results to date, we believe OriTex may restore circulating T to normal levels and overcome the safety challenges, such as liver toxicity, historically associated with oral T-replacement therapies.

We intend to begin dosing men in our pivotal Phase III trial for OriTex after completing this offering. We anticipate results from the 90-day efficacy portion of this trial by the first half of 2012 and results from the 12-month safety portion by the end of 2012. Following receipt of these safety results, we intend to submit our NDA for OriTex to the FDA by the first half of 2013.

U.S. sales of T-replacement therapies, the standard treatment for low T, exceeded $1.0 billion in 2009 and is a market primarily addressed by T-gels. If approved, OriTex will offer an attractive oral T-replacement alternative for prescribing physicians.

We were incorporated in June 2003 and commenced operations in February 2004. We have not generated any revenue, to date, and have generated only interest income from cash and cash equivalents. We do not expect to generate revenue unless and until we obtain regulatory approval of, and commercialize, OriTex. Since our inception, we have experienced net losses and negative cash flow from operating activities and, as of September 30, 2010, had an accumulated deficit of $25.2 million. We expect to continue to incur substantial and increasing net losses and negative cash flow from operating activities for the next several years primarily as a result of the development expenses in connection with our pivotal Phase III trial, additional studies needed to support the filing of an NDA, expenses associated with preparation of an NDA and, potentially, pre-commercial and commercial launch expenses.

To date, we have funded our operations through private sales of redeemable convertible preferred stock and convertible debt, raising net cash of approximately $19.1 million. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next several years, during which time we expect to complete our pivotal Phase III trial of OriTex and, if this trial is successful, prepare and file our NDA for OriTex. However, we may require additional funds earlier than we currently expect in the event that we are required to conduct additional clinical trials or we experience a delay in receiving marketing approval of OriTex. We may seek these funds through a combination of private and public equity offerings, debt financings and collaborations, strategic partnerships and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to

us. Because of the risks and uncertainties associated with the development and commercialization of OriTex, we may not have or be able to obtain all of the funds required to commercialize OriTex.

Research and Development Expenses

Since our inception, we have focused all of our activities on our OriTex development program. We expense all research and development costs as incurred. Our research and development expenses consist of:

    •
    payments made to third-party investigational sites and laboratories in connection with our clinical trials;

    •
    expenses associated with regulatory submissions;

    •
    payments to third-party suppliers of our active pharmaceutical ingredient;

    •
    payments to our third-party manufacturers of our clinical trial materials;

    •
    personnel-related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation, and payments to consultants; and

    •
    other expenses incurred in developing, testing and seeking marketing approval of OriTex.

Because we have had only a single product, OriTex, under development, we have not tracked salaries, other personnel related expenses, facilities or other related costs to our product development activities on a program-by-program basis. The following table illustrates, for each period presented, our research and development costs broken down by major expense categories:

				Period from June 4, 2003 (Inception) through December 31, 2009			Period from June 4, 2003 (Inception) through September 30, 2010
	Year Ended December 31,				Nine Months Ended September 30,
	2007	2008	2009		2009	2010
					(Unaudited)		(Unaudited)
	(In thousands)
Research and development expenses:
Clinical/regulatory expenses	$523	$1,244	$1,453	$5,658	$1,100	$192	$5,849
Formulation/pharmaceutical development expenses	158	170	855	2,588	681	1,632	4,221
Salaries, benefits and overhead	343	416	447	1,738	314	259	1,997

Total	$1,024	$1,830	$2,755	$9,984	$2,095	$2,083	$12,067

We expect our research and development costs for 2011 will increase substantially as we commence our pivotal Phase III trial of OriTex using our third-party CRO. We believe our pivotal Phase III trial of OriTex will cost approximately $23.0 million. Expenditures are subject to numerous uncertainties regarding timing and cost to completion. Completion of our pivotal Phase III trial may take longer than currently estimated or the FDA may require additional clinical trials or non-clinical studies. The cost of clinical trials may vary significantly over the life of a project as a result of unknowns or uncertainties in clinical development, including, among others:

    •
    the number of sites included in the trials, particularly the number of sites outside the United States;

    •
    the length of time required to enroll suitable subjects;

    •
    the duration of subject follow-ups;

    •
    the length of time required to collect, analyze and report trial results;

    •
    the cost, timing and outcome of regulatory review; and

    •
    potential changes by the FDA in clinical trial and NDA filing requirements for T-replacement therapies.

If our pivotal Phase III trial is successful, we expect to submit an NDA for OriTex with the FDA by the first half of 2013. However, the successful development, regulatory approval and commercialization of OriTex is highly uncertain. We also expect to incur customary regulatory costs associated with the preparation and filing of our NDA, if and when submitted, which will be significant. However, at this time, we cannot reasonably estimate or know the nature, specific timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of OriTex, nor if or when OriTex will receive regulatory approval. Our inability to reasonably estimate these matters is due to the numerous risks and uncertainties associated with developing pharmaceutical products, including the uncertainty of:

    •
    the costs, timing and outcome of our clinical trials and other development activities and studies of OriTex;

    •
    the costs and timing of regulatory submissions for OriTex and the outcome of regulatory reviews;

    •
    the potential for future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our future plans and capital requirements;

    •
    the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

    •
    the effect on our product development activities of actions taken by the FDA or other regulatory authorities.

A change in the outcome of any of these variables with respect to the development of OriTex could mean a significant change in the costs and timing associated with these efforts.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance and internal support functions. In addition, general and administrative expenses include facility costs and professional fees for legal, consulting and accounting services. We expect general and administrative expenses to increase materially as we begin to operate as a public company. These increases likely will include salaries and related expenses, legal and consultant fees, accounting fees, director fees, increased directors' and officers' insurance premiums, fees for investor relations services and enhanced business and accounting systems. In addition, if our pivotal Phase III trial of OriTex is successful and we then prepare and file our NDA for OriTex, we expect general and administrative expenses to increase substantially as we incur costs of pre-commercialization and, potentially, commercialization activities.

Interest Income

Interest income consists of interest earned on our cash and cash equivalents.

Interest Expense

From March 2010 through the date of this filing, we issued convertible notes to related parties. The convertible notes bear interest at a rate of 10% per annum. However, since the convertible notes are convertible into shares of Series C redeemable convertible preferred stock the deemed value of the conversion feature was recorded as a discount to the convertible notes, with a related credit to additional paid-in capital. The discount is accreted to interest expense over the remaining life of the convertible notes using the effective interest method, resulting in interest expense of $1.9 million for the nine months ended September 30, 2010. There were no such interest charges for the nine months ended September 30, 2009.

Net Operating Loss Carryforwards

As of December 31, 2009, we had state and federal net operating loss carryforwards of approximately $14.8 million each. If not utilized, the net operating loss carryforwards will begin expiring in 2016 and 2024 for state and federal purposes, respectively.

Under Section 382 of the Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of our net operating loss carryforwards before they expire. The closing of this offering, together with private placements and other transactions that have occurred since our inception, may trigger an ownership change pursuant to Section 382, which could limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income, if any. Any such limitation, whether as the result of this offering, prior private placements, sales of common stock by our existing stockholders or additional sales of common stock by us after this offering, could have a material adverse effect on our results of operations in future years. We have not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since our inception, due to the significant costs and complexities associated with such study. In each period since our inception, we have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset is uncertain. As a result, we have not recorded any federal or state income tax benefit in our statement of operations.

Internal Control Over Financial Reporting

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. In connection with our becoming a public company, we intend to hire additional accounting personnel with public company and SEC reporting experience and to focus on implementing appropriate internal controls and other procedures.

Beginning with the year ending December 31, 2011, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under current SEC rules, our independent registered public accounting firm will also be required to deliver an attestation report on the effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2011, unless we qualify for an exemption as a non-accelerated filer under the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted on July 21, 2010.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates.

While our significant accounting policies are more fully described in Note 3 to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Clinical Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. Payments under some of the contracts we have with parties depend on factors, such as the milestones accomplished, successful enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones. Examples of estimated accrued clinical expenses include:

    •
    fees paid to investigative sites and laboratories in connection with clinical trials;

    •
    fees paid to CROs in connection with clinical trials, if CROs are used; and

    •
    fees paid to contract manufacturers in connection with the production of clinical trial materials.

In accruing clinical expenses, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If possible, we obtain information regarding unbilled services directly from these service providers. However, we may be required to estimate the cost of these services based on information available to us. If we underestimate or overestimate the cost associated with a trial or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, our estimated accrued clinical expenses have approximated actual expense incurred. Subsequent changes in estimates may result in a material change in our accruals.

Research and Development Expenses

The guidance in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 730, Research and Development, requires us to defer and capitalize nonrefundable advance payments made for goods or services to be used in research and development activities until the goods have been delivered or the related services have been performed. If the goods are no longer expected to be delivered or the services are no longer expected to be performed, we would be required to expense the related capitalized advance payments.

Research and development expenses include salaries and benefits, clinical trials costs, contract services and manufacturing development costs. Research and development expenses are charged to operations as they are incurred.

Stock-Based Compensation

Effective January 1, 2006, we adopted the FASB standard for Share-Based Payment for stock options. Prior to the adoption of the Share-Based Payment standard, we did not record any compensation cost for options that we granted. For options awarded on or after January 1, 2006, stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period, or vesting period, on a straight-line basis. To date, we have only issued options to employees.

We recognized stock-based compensation expense in the statements of operations as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands)
General and administrative	$1	$3	$4	$3	$3

The total stock-based compensation expense related to unvested stock option grants not yet recognized as of September 30, 2010 was $6,000 and the weighted-average period over which these grants are expected to vest is 1.7 years.

The calculated value of each option award is estimated on the grant date using a Black-Scholes-based option valuation model. We use historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate of the option is based on the U.S. Treasury yield curve in effect at the time of the grant using the period of time the options are expected to be outstanding. As a private company, we do not have sufficient history to estimate the volatility of our common stock. Therefore, the volatility assumption used in the Black-Scholes formula is based on the volatility of the Dow Jones Pharmaceutical Small Cap Index. We calculated the historical volatility of that index using the daily closing total returns for that index for the expected term in years immediately prior to the grant dates. As a result of our use of estimates, if factors cause our assumptions to change, the amount of our stock-based compensation expense could be materially different in the future.

We did not issue any options in 2007, 2009 or during the nine months ended September 30, 2010. The following assumptions were used in the option valuation model for options granted during 2008:

2008
Expected volatility	24.48%
Weighted-average volatility	24.48%
Expected dividends	0.00%
Expected term (in years)	4.58
Risk-free rate	2.82%
Fair value of underlying stock	$0.18

From inception through September 30, 2010, due to the absence of an active market for our common stock, the exercise prices for all options granted were at the estimated fair value as determined contemporaneously on the date of grant by our board of directors prepared in accordance with methodologies outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors, which includes members who are experienced in valuing the securities of biotechnology/pharmaceutical companies, considered a contemporaneous valuation data prepared by our management, and considered a number of subjective and objective factors including:

    •
    the prices of our redeemable convertible preferred stock sold to non-management investors in arms-length transactions, and the rights, preferences and privileges of our redeemable convertible preferred stock as compared to those of our common stock, including the liquidation preference of our redeemable convertible preferred stock;

    •
    our results of operations and financial position, including the progression of OriTex through Phase II clinical trials;

    •
    our stage of development and business strategy;

    •
    the lack of liquidity of our common stock as a private company;

    •
    the likelihood and timing of achieving a liquidity event for the shares of our common stock, such as an initial public offering, given prevailing market conditions; and

    •
    the material risks related to our business.

Equity-Awards — Quarter Ended June 30, 2008

During the quarter ended June 30, 2008, we issued options for the purchase of up to an aggregate of 285,712 shares of our common stock with an exercise price of $0.18 per share, which our board of directors determined to be equal to the fair market value of our common stock on the date of grant. In setting the exercise price for these options, the board of directors considered the net book value of shares outstanding, the relative rights and privileges of common stock compared to redeemable convertible preferred stock, the $0.825 price per share paid for shares of Series C redeemable convertible preferred stock sold in our November 2007 financing and the stage of development of OriTex.

Since the quarter ended June 30, 2008, we have not issued any additional equity awards.

Based on the assumed initial public offering price of $12.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the intrinsic value of options outstanding at September 30, 2010 would have been $5.2 million, of which $3.7 million and $1.5 million would have been related to options that were vested and unvested, respectively, at that date.

Our 2004 Stock Incentive Plan and 2011 Equity Incentive Award Plan are considered compensatory plans, and compensation expense will depend on the level of enrollment in these plans and assumptions used in the determination of the fair market value of the awards at the date of grant.

Convertible Notes Payable to Related Parties and Beneficial Conversion Features

From March 2010 through September 2010, we entered into Note Purchase Agreements, or the 2010 Notes, pursuant to which we borrowed an aggregate of $3.1 million from existing investors. Outstanding balances under the 2010 Notes accrued interest at an annual rate of 10% and were to mature on December 31, 2010. The 2010 Notes contained conversion features which allowed the holders of the 2010 Notes to convert the 2010 Notes into shares of our preferred stock under various circumstances. If we completed a financing in which we raised $10.0 million in proceeds, the 2010 Notes would have automatically converted into shares of the series of preferred stock issued in such a financing. If we completed a merger or other change in control transaction or a financing in which we raised less than $10.0 million in proceeds, the holders of the 2010 Notes had the option to have the 2010 Notes redeemed or converted into shares of preferred stock issued in such a financing. If the 2010 Notes were outstanding at the maturity date, the holders of the 2010 Notes had the option to have the 2010 Notes redeemed or converted into shares of our Series C redeemable convertible preferred stock at a conversion rate of $0.825 per share. We determined that these conversion features met the definition of a beneficial conversion feature because the conversion price of $0.825 per share at which the 2010 Notes could convert into shares of our Series C redeemable convertible preferred stock was below the $12.10 to $13.69 estimated per share fair value of the shares of our Series C redeemable convertible preferred stock at the dates on which the 2010 Notes were issued. Accordingly, the value of the beneficial conversion feature was estimated to be $2.8 million. The fair value of the beneficial conversion feature was recorded as a debt discount on the balance sheet and is being amortized to interest expense using the effective interest method over the term of the 2010 Notes.

We used considerable judgment in determining the fair value of these instruments and had we used different assumptions, the resulting fair values could have been materially different. We performed contemporaneous valuations which included the assistance of an unrelated valuation firm to determine the fair value of the shares of Series C redeemable convertible preferred stock and of the beneficial conversion feature. The valuations were based on the Probability Weighted Expected Return Model, or PWERM, approach incorporating an IPO scenario, merger or sale scenario and a non-IPO scenario in which the Company remained a private company and raised additional funds in private financing(s). Under the IPO scenario, the per share value was estimated based on market values of comparable small cap life science companies. Under the merger or sale scenario, the per share value was estimated based on comparable life science companies that completed merger transactions during 2009 and 2010 as well as preliminary offers that we had previously received for merger or sale transactions. Under the non-IPO scenario, the per share value was estimated using a discounted cash flow analysis that included our projection of revenues and expenses over a period of 20 years using a weighted average cost of capital ranging from 24.95% to 26.15%. Below is a summary of the results of the PWERM analysis:

Scenario	Price per share of Series C Redeemable Convertible Preferred Stock	Probability of Event
IPO	$12.56 to $13.90	10% to 65%
Sale or Merger	$13.76 to $15.23	30% to 65%
Non-IPO	$10.23 to $11.25	5% to 60%

The primary factors contributing to the difference between the estimated initial public offering price range of $11.00 to $13.00 and the $12.10 to $13.69 fair value of shares of our Series C redeemable convertible preferred stock at the dates on which the 2010 Notes were issued include:

    •
    the fair value was calculated based on the probability weighted expected return, considering each of the possible outcomes available to us;

    •
    the probability of completing an initial public offering ranged from 10% to 65% at the various issuance dates;

    •
    the future proceeds were discounted at rate of return of 39% for the initial public offering, based on recent discounts of offering price to the midpoint of the estimated pricing range, and 42% for the merger or sale of the company, based on the likelihood that such a transaction would involve milestone payments tied to the ultimate commercial launch of our product after FDA approval;

    •
    upon successful completion of an initial public offering, enterprises typically experience a further reduction in the cost of capital. A reduction in the cost of capital increases the enterprise value; and

    •
    the completion of an initial public offering and the expiration of certain lock-up agreements would reduce the limitations on the ability of holders to transfer the equity securities.

As the probability of being able to proceed with an initial public offering has increased significantly since the dates the 2010 Notes were issued, the difference between the fair value of the shares of our Series C redeemable convertible preferred stock and the estimated initial public offering price range has decreased. While we have formally initiated the public offering process as of this date, there is no assurance that we will actually proceed with the initial public offering.

Results of Operations

Comparison of nine months ended September 30, 2010 and 2009

Research and Development Expenses.    Research and development expenses were $2.1 million for each of the nine-month periods ended September 30, 2010 and 2009. Research and development expenses for the nine months ended September 30, 2010 consisted of $0.2 million for clinical and regulatory expenses, $1.6 million for formulation and pharmaceutical development expenses and $0.3 million for salaries, benefits and overhead. Research and development expenses for the nine months ended September 30, 2009, consisted of $1.1 million for clinical and regulatory expenses, $0.7 million for formulation and pharmaceutical development expenses and $0.3 million for salaries, benefits and overhead. The decrease in the clinical and regulatory expenses portion of research and development expenses in the nine months ended September 30, 2010, which was due to completion of our Phase II seven-day and 30-day repeat-dose trials and the Phase II food effect trial during late 2009, was offset by an increase in formulation and pharmaceutical development expenses due to the purchase of active pharmaceutical ingredient plus development of a commercial softgel formulation for OriTex and related production of clinical trial materials for our pivotal Phase III trial.

General and Administrative Expenses.    General and administrative expenses decreased to $0.9 million for the nine months ended September 30, 2010 compared to $1.0 million for the nine months ended September 30, 2009. This $0.1 million decrease for the nine months ended September 30, 2010 was due to a slight decrease in market research costs and legal costs of foreign patent filings partially offset by an increase in lease costs as we moved into new space in early 2010 to accommodate expected future growth.

Interest Income.    We recorded nominal interest income for the nine months ended September 30, 2010 and 2009, due to low average cash balances on hand for both periods, accompanied by low yields on our money market account.

Interest Expense.    We incurred $2.0 million in interest expense for the nine months ended September 30, 2010 compared to no interest expense for the nine months ended September 30, 2009. This increase was due to the amortization of the beneficial conversion feature and non-cash interest expense associated with the issuance of $3.1 million of convertible notes from March 2010 through September 2010.

Comparison of years ended December 31, 2009 and 2008

Research and Development Expenses.    Research and development expenses increased to $2.8 million for the year ended December 31, 2009 compared to $1.8 million for the year ended December 31, 2008. Research and development expenses for the year ended December 31, 2009 consisted of $1.5 million for clinical and regulatory expenses, $0.9 million for formulation and pharmaceutical development expenses and $0.4 million for salaries, benefits and overhead. Research and development expenses for the year ended December 31, 2008 consisted of $1.2 million for clinical and regulatory expenses, $0.2 million for formulation and pharmaceutical development expenses and $0.4 million for salaries, benefits and overhead. The $1.0 million increase in research and development expenses for the year ended December 31, 2009 was a result of a $0.3 million increase in clinical and regulatory expenses due to higher costs associated with our Phase II 30-day repeat-dose and Phase II food effect trials that were completed in late 2009 as compared with the costs associated with our Phase II single-dose and Phase II seven-day repeat-dose trials that were completed in 2008 and a $0.7 million increase in formulation and pharmaceutical development expenses as a result of development work to transition our proprietary OriTex formulation from hard gelatin capsules used in our Phase II trials to a softgel formulation we intend to use for our pivotal Phase III trial and commercial launch.

General and Administrative Expenses.    General and administrative expenses increased to $1.5 million for the year ended December 31, 2009 compared to $1.1 million for the year ended December 31, 2008. This $0.4 million increase was primarily due to an increase in audit fees and patent and general legal fees, as we filed foreign patent applications during 2009 and incurred fees during our evaluation of various financing alternatives during the year and an increase for market research work conducted in early 2009.

Interest Income.    We recorded nominal interest income in the years ended December 31, 2009 and December 31, 2008 due to low cash balance on hand at each time period combined with low yields on investments due to the low interest rate environment.

Interest Expense.    We incurred no interest expense in the years ended December 31, 2009 and 2008.

Comparison of years ended December 31, 2008 and 2007

Research and Development Expenses.    Research and development expenses increased to $1.8 million for the year ended December 31, 2008 compared to $1.0 million for the year ended December 31, 2007. Research and development expenses for the year ended December 31, 2008, consisted of $1.2 million for clinical and regulatory expenses, $0.2 million for formulation and pharmaceutical development expenses and $0.4 million for salaries, benefits and overhead. Research and development expenses for the year ended December 31, 2007 consisted of $0.5 million for clinical and regulatory expenses, $0.2 million for formulation and pharmaceutical development expenses and $0.3 million for salaries, benefits and overhead. The $0.8 million increase in research and development expenses for the year ended December 31, 2008 was a result of a $0.7 million increase in clinical and regulatory expenses associated with our Phase II seven-day repeat-dose trial which was started and completed in 2008 and a $0.1 million increase in salaries, benefits and overhead.

General and Administrative Expenses.    General and administrative expenses increased to $1.1 million for the year ended December 31, 2008 compared to $0.8 million for the year ended December 31, 2007. This $0.3 million increase was primarily due to increases in administrative salaries, bonus and personnel costs and an increase in expenses associated with professional fees for legal, consulting and accounting services from the initiation in 2008 of financing alternatives plus continued work on our patent portfolio.

Interest Income.    We recorded nominal interest income in the years ended December 31, 2008 and ended December 31, 2007 due to low cash balance on hand at each time period combined with low yields on investments due to the low interest rate environment.

Interest Expense.    We incurred no interest expense for the year ended December 31, 2008 compared to nominal interest for the year ended December 31, 2007. The interest in 2007 was calculated on convertible notes, which were converted into Series B redeemable convertible preferred stock and Series C redeemable convertible preferred stock in November 2007.

Liquidity and Capital Resources

We have experienced net losses and negative cash flow from operations since inception, and as of September 30, 2010, had an accumulated deficit of $25.2 million. We expect to continue to incur substantial and increasing net losses and negative cash flow from operating activities for at least the next few years primarily as a result of the development expenses related to clinical trials and the sales and marketing expenses associated with pre-commercial and commercial launch preparation for OriTex.

In its report accompanying our audited financial statements for the year ended December 31, 2009, included elsewhere in this prospectus, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations and lack of sufficient working capital raise substantial doubt as to our ability to continue as a going concern. A "going concern" opinion means, in general, that our independent registered public accounting firm has substantial doubt about our ability to continue our operations without an additional infusion of capital from external sources. In addition, having a going concern qualification may make it less likely that investors or commercial banks will be willing to finance our operations. Our ability to continue as a going concern will depend, in large part, on our ability to generate positive cash flow from operations and obtain additional financing, which is uncertain. If we are unable to achieve these goals, our business would be in jeopardy and we may not be able to continue operations and may have to liquidate our assets. In that case, investors may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investment.

Since inception, our operations have been financed primarily through the sales of equity securities and the issuance of convertible notes. Through December 31, 2009, we received aggregate net cash proceeds of $15.0 million from the sale of shares of our preferred stock as follows:

Issue	Year	No. Shares	Net Proceeds (in thousands)
Series A redeemable convertible preferred stock	2004	2,500,000	$2,500
Series B redeemable convertible preferred stock	2006, 2007	5,066,637	4,701
Series C redeemable convertible preferred stock	2007, 2008, 2009	9,438,744	7,784

		17,005,381	$14,985

We issued an aggregate of $3.1 million of convertible notes to our investors from March 2010 through September 2010. These existing convertible notes accrued interest at a rate of 10% per annum and had a maturity date of December 31, 2010.

On November 19, 2010, we entered into a Note Purchase and Warrant Agreement, or the Purchase Agreement, with our existing investors and their affiliates pursuant to which they committed to purchase up to $10.0 million in convertible notes. Simultaneously, we exchanged all previously issued convertible notes for convertible notes under the Purchase Agreement and issued $1.0 million in aggregate principal amount of convertible notes for cash under the Purchase Agreement. All convertible notes issued under the Purchase Agreement carry an interest rate of 10% per year and have a maturity date of September 30, 2011. Upon our request, the investors will purchase additional convertible notes for cash in $1.0 million increments under the Purchase Agreement.

The principal and accrued and unpaid interest under the convertible notes will automatically convert into shares of common stock upon the closing of this offering at the initial offering price.

The investors will also receive warrants to purchase up to that number of shares of common stock in this offering equal to 30% of the principal amount of the convertible notes purchased for cash under the Purchase Agreement, including the $1.0 million issued for cash on November 19, 2010, divided by the initial offering price. No warrants were issued in connection with the exchange of the convertible notes issued from March 2010 through September 2010. The exercise price for the warrants is equal to 80% of the initial offering price. The warrants can be exercised for a period of three years from their issuance.

Cash and Cash Equivalents.    Cash and cash equivalents totaled $0.5 million at September 30, 2010 and December 31, 2009.

The following table summarizes our cash flows from (used in) operating, investing and financing activities for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands)
Statement of Cash Flows Data:
Total cash provided by (used in):
Operating activities	$(1,730)	$(2,834)	$(3,820)	$(3,037)	$(3,147)
Investing activities	—	(9)	—	—	(12)
Financing activities	2,594	2,200	3,800	3,800	3,100

Increase (decrease) in cash and cash equivalents	$864	$(643)	$(20)	$763	$(59)

Operating Activities.    Net cash used in operating activities was $3.1 million and $3.0 million for the nine months ended September 30, 2010 and 2009, respectively. Net cash used in the first nine months of 2010 primarily reflects expenditures for softgel formulation, the Phase II food effect trial and legal and accounting fees. Net cash used in the first nine months of 2009 primarily reflects expenditures related to Phase II clinical trials of OriTex and formulation work to convert OriTex to a softgel capsule.

Net cash used in operating activities was $3.8 million, $2.8 million and $1.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net cash used in operating activities in each of these years primarily reflects expenditures related to external research and product development, clinical trial costs, personnel-related costs, third-party supplier expenses and professional fees. The $1.0 million increase in net cash used in 2009, as compared to 2008, was primarily due to increased clinical trial costs for the Phase II 30-day repeat-dose and Phase II food effect trials. The $1.1 million increase in net cash used in 2008 as compared to 2007 was primarily due to the cost of the Phase II seven-day repeat-dose trial, plus commencement of reformulating our product in softgel capsules.

Investing Activities.    Net cash used in investing activities was nominal in the nine months ended September 30, 2010 and zero for the nine months ended September 30, 2009. The nominal increase in the nine months ended September 30, 2010 was for the purchase of office equipment.

Net cash used in investing activities was zero, nominal and zero for the years ended December 31, 2009, 2008 and 2007, respectively. The nominal amount used for investing activities in 2008 was for the purchase of computer equipment.

Financing Activities.    Net cash provided by financing activities was $3.1 million for the nine months ended September 30, 2010 compared to net cash provided by financing activities of $3.8 million for the nine months ended September 30, 2009. Net cash provided by the first nine months of 2010 relates to proceeds from the issuance of convertible notes. Net cash provided by financing activities in the first nine months of 2009 relates to proceeds from the sale of Series C redeemable convertible preferred stock.

Net cash provided by financing activities was $3.8 million, $2.2 million, and $2.6 million for the years ended December 31, 2009, 2008, and 2007, respectively. In 2009 and 2008, we received net proceeds of $3.8 million and $2.2 million, respectively, from our issuance of Series C redeemable convertible preferred stock. In 2007, we received net proceeds of $2.6 million from the issuance of Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock and convertible notes.

Contractual Obligations and Commitments

We did not have any long-term contractual obligations or commitments as of December 31, 2009. The table below describes our long-term contractual obligations and commitments as of September 30, 2010.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Debt obligations(1)(2)	$3,100	$3,100	$—	$—	$—
Debt interest(2)(3)	177	177	—	—	—
Operating lease obligations(4)	99	57	42	—	—

Total	$3,376	$3,334	$42	$—	$—

(1)
Represents aggregate principal due on convertible notes issued on March 2010, May 2010 and September 2010.

(2)
In November 2010, the convertible notes issued on March 2010, May 2010 and September 2010, and the accrued interest of these notes, were exchanged for convertible notes under the Purchase Agreement. Also in November 2010, we issued an additional $1.0 million in principal amount of convertible notes. See " — Liquidity and Capital Resources."

(3)
Consists of interest payable on existing convertible notes issued on March 2010, May 2010 and September 2010, calculated through their original maturity date of December 31, 2010.

(4)
Includes the minimum rental payments for our Northbrook, Illinois office, pursuant to a lease entered into in February 2010 and expiring in August 2011, which houses our general and administrative operations.

Future Financing Activities

We cannot be certain if, when and to what extent we will generate positive cash flow from operations from the commercialization of OriTex, if approved. We expect to continue to incur substantial and increasing net losses and negative cash flow from operating activities for at least the next few years primarily as a result of the development expenses in connection with our pivotal Phase III trial, additional studies needed to support the filing of an NDA, expenses associated with preparation of an NDA and, potentially, pre-commercial and commercial launch expenses.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next several years. We believe that these available funds will allow us to complete our pivotal Phase III trial of OriTex and, if this trial is successful, prepare and file an NDA for OriTex with the FDA.

To the extent that funds generated by this offering, together with existing cash and cash equivalents, are insufficient to fund our future development activities and other cash needs, we will need to raise additional funds through public or private equity or debt financings. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. There can be no assurance that we will be able to raise additional funds from any of these sources on terms we deem acceptable, or at all. In addition, future issuance of equity, convertible or other equity-linked securities could materially dilute the ownership interests of holders of our common stock and additional debt financing could result in a material increase in the amount of cash necessary to fund debt service payments and also could require that we comply with financial and other covenants that limit our flexibility and operations.

Off-Balance Sheet Arrangements

As of September 30, 2010, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K of the SEC.

Quantitative and Qualitative Disclosure About Market Risk

Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. As of December 31, 2009 and September 30, 2010, we had cash and cash equivalents and short-term investments of $0.5 million and $0.5 million, respectively, consisting of cash and highly liquid short-term investments. The interest rate on our indebtedness is fixed. Due to the nature of our investments and indebtedness, we do not believe that we are subject to any material risks from changes in markets or interest rates.

Recent Accounting Pronouncements

Effective July 1, 2009, the Codification, became the authoritative source of GAAP. All existing FASB accounting standards and guidance were superseded by the ASC. Instead of issuing new accounting standards in the form of statements, staff positions and Emerging Issues Task Force abstracts, the FASB now issues Accounting Standards Updates that update the Codification. Rules and interpretive releases of the SEC under authority of federal securities laws continue to be additional sources of authoritative GAAP for SEC registrants.

In August 2009, the FASB issued Accounting Standards Update, or ASU, 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 clarifies the measurement of liabilities at fair value in the absence of observable market information. This guidance is effective for us beginning January 1, 2010. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

The FASB has issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements, to provide more and improved disclosures about fair value measurements. This ASU affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements. This guidance is generally effective for us beginning January 1, 2010. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2010, the FASB issued a new accounting standard that amends guidance on subsequent events. The new guidance requires evaluation of subsequent events through the date the financial statements are issued for SEC filers, amends the definition of SEC filer, and changes required disclosures. This standard was effective on February 24, 2010 and its adoption did not have a material impact on our financial statements.

In March 2010, the FASB Emerging Issues Task Force, or EITF, ratified a new accounting standard which amends guidance on the milestone method of revenue recognition. The EITF concluded that the milestone method is a valid application of the proportional performance model when applied to research or development arrangements. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. This standard allows an entity to make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. This standard is effective for fiscal years beginning on or after June 15, 2010 with early adoption permitted. The guidance may be applied prospectively for milestones achieved after the adoption date or retrospectively for all periods presented. We do not expect this guidance to have a material impact on our financial position, results of operations or cash flows.

BUSINESS

Overview

We are a pharmaceutical company focused on the development and commercialization of OriTex, our Phase III-ready oral testosterone, or T, replacement therapy. OriTex, if approved, will be a first-in-class T-replacement therapy in the United States as the first oral formulation of a T prodrug, namely, T undecanoate, or TU. Based on our clinical results to date, we believe OriTex may restore circulating T to normal levels and overcome the safety challenges, such as liver toxicity, historically associated with oral T-replacement therapies. We intend to begin dosing men in our pivotal Phase III trial for OriTex after completing this offering.

The U.S. sales of T-replacement therapies, the standard treatment for low T, exceeded $1.0 billion in 2009 and is a market primarily addressed by T-gels. We believe OriTex, if approved, will offer an attractive, twice-daily oral T-replacement alternative for prescribing physicians and men.

Men suffering from low T are commonly diagnosed after seeking treatment for symptoms including erectile dysfunction, or ED, reduced sex drive, fatigue, mild depression and increased body fat. Low T affects approximately 39% of men over 45 years of age according to a study published in the International Journal of Clinical Practice in 2006. According to the same study, men with other diseases, such as metabolic disease, type 2 diabetes and chronic heart disease are more likely to have low T. U.S. sales of T-replacement therapies grew at an average annual rate of 22% from 2007 through the first eight months of 2010, according to IMS Health. Despite this growth, only 12% of men with low T actually receive T-replacement therapy according to a study published in the Archives of Internal Medicine in 2008.

We believe a large portion of men with low T remain untreated because of a lack of awareness of low T and dissatisfaction with currently available T-replacement therapies. These therapies, consisting of T-gels, T-patches, T-injectables, oral methyltestosterone, or methyl-T, buccal patches and subcutaneous injectable pellets, suffer from limitations related to safety and ease of use. For example, T-gels, which accounted for 85% of U.S. T-replacement sales in 2009, carry a "black box warning" because of their risk of unsafe transference of T to children. We believe OriTex addresses this significant safety issue of T-gels as well as limitations of other existing therapies.

We have reviewed our Phase II data and discussed our pivotal Phase III trial protocol with the Food and Drug Administration, or FDA, and in May 2010, in a written response to questions we posed in our draft protocol synopsis, the FDA informed us that a single trial will support the filing of a New Drug Application, or NDA. Our open-label pivotal Phase III trial will evaluate the response of 300 men with low T equally randomized to an OriTex treatment group or to an active control group treated with the T-gel product, AndroGel. The subjects in the OriTex treatment group will receive OriTex twice daily, as an oral dose of 200 mg of T with a meal. The trial protocol provides for upward and downward dose adjustments on days 30 and 60 depending on measured serum T levels.

Efficacy will be based solely on the proportion of men in the OriTex arm who achieve an average serum T concentration, or Cavg, in the normal range on day 90 of dosing. Patients treated with AndroGel will be considered only when examining the safety profile of OriTex and will not serve as a comparator with regard to serum T levels. Based on guidance for approval that we have received from the FDA, which the FDA confirmed by email in October 2010, we expect that our pivotal Phase III trial must show that OriTex, after any needed dose adjustment, will result in the peak and average serum T levels summarized in the table below.

Key Phase III Clinical Endpoints

(1)
Based on NDA submission guidance that we received from the FDA in a January 2006 telephone conference. At our request, the FDA confirmed this guidance by email in October 2010.
(2)
After dose adjustment on day 30 or day 60.

In light of the guidance we received from the FDA in a January 2006 telephone conference, which was subsequently confirmed, we have elected not to seek a Special Protocol Assessment, or SPA, which is a declaration from the FDA that the Phase III protocol is acceptable for regulatory approval. Despite the guidance we received from the FDA, the FDA can change its position on the acceptability of our trial design or its clinical endpoints, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.

We anticipate results from the 90-day efficacy portion of our pivotal Phase III trial by the first half of 2012. Safety data will be collected over a 12-month period for men in both treatment arms and is expected by the end of 2012. Based on FDA guidance, we intend to submit our NDA by the first half of 2013, based on completion of the 12-month safety portion of our pivotal Phase III trial. Inclusion of the active control arm is for safety evaluation purposes and is consistent with past FDA approval criteria for other T-replacement therapies. Subjects who complete our pivotal Phase III trial will also be enrolled in a follow-up Phase IV trial for up to an additional 12 months for further safety monitoring.

In our 30-day and seven-day repeat-dose Phase II trials of OriTex, we treated men twice daily with the same OriTex dose that we intend to evaluate in our pivotal Phase III trial. In these two trials, 77% and 87% of our patients, respectively, achieved serum T levels in the normal range without the benefit of dose adjustments, thereby satisfying the guidance we have received from the FDA that greater than or equal to 75% of patients achieve serum T levels within the normal range of 300 to 1,000 ng/dL. The endpoints of our pivotal Phase III trial will be the same as the endpoints of these two completed Phase II trials. Although the results of these two Phase II trials may not be predictive of the results we obtain in our pivotal Phase III trial, we met the above summarized FDA peak serum T guidance in both of these Phase II trials.

We have completed the following actions in connection with the initiation of our pivotal Phase III trial:

    •
    qualified two suppliers of bulk TU, Zhejiang Xianju Pharmaceutical Co., LTD, or Xianju, and Pfizer CentreSource, or Pfizer;

    •
    entered into an exclusive manufacturing agreement with Catalent Pharma Solutions, LLC, or Catalent, for the manufacture of OriTex softgel capsules;

    •
    completed manufacture of a sufficient quantity of OriTex softgel capsules for the commencement of our pivotal Phase III trial;

    •
    completed manufacture of our first registration stability batch of OriTex softgel capsules;

    •
    selected the single, central laboratory, the General Clinical Research Center Core Lab at Harbor-UCLA Medical Center in Torrance, California, or the Torrance Laboratory, for all efficacy analyses for our pivotal Phase III trial;

    •
    selected Clinical Research Center Laboratory at the UCLA David Geffen School of Medicine and Rules Based Medicine in Austin, Texas, as the laboratories for all safety analyses for our pivotal Phase III trial; and

    •
    made preliminary arrangements with a number of clinical sites associated with key opinion leaders in the T-replacement field.

In addition, we are in the final steps of selecting a clinical research organization, or CRO, with recent T-replacement study experience in men to conduct our pivotal Phase III trial and are evaluating additional potential clinical sites. Given our progress to date, we believe we can initiate dosing in our pivotal Phase III trial shortly after completing this offering.

The FDA has rejected our proposed product name, "OriTex," based on its assertion that the name is too close in sound and in written form to the trade name of a currently marketed drug and hence could result in prescription errors. We are currently evaluating alternative product names.

We intend to establish a specialty sales force of approximately 100 to 125 sales representatives to promote OriTex in the United States if we obtain FDA approval. Our specialty sales force would call on endocrinologists and urologists, as well as high-prescribers of T-replacement therapies in family practice and internal medicine, commonly referred to as primary care physicians, or PCPs. We believe we can achieve a successful launch by targeting this physician audience. To achieve broader penetration into the PCP market, we will likely enter into a partnership or co-promotion arrangement with an established pharmaceutical company that has a PCP-focused sales force or contract with an outside sales force. We expect to seek strategic partners or contract sales forces to assist in obtaining marketing approval for and commercialization of OriTex outside of the United States.

Our President and Chief Executive Officer, Dr. Robert E. Dudley, has significant development, regulatory and commercial experience in the T-replacement therapy market. During his tenure as an executive at Unimed Pharmaceuticals, Inc., he led the discovery, development, regulatory approval and launch of AndroGel, the first T-gel product which remains the market-leading T-replacement therapy nearly a decade after its launch.

Hypogonadism and the T-Replacement Market

Hypogonadism or Low T

Approximately 39% of men over the age of 45 have low T, or hypogonadism, defined as total T levels below 300 ng/dL, according to a study published in the International Journal of Clinical Practice in 2006. Based upon this prevalence rate and the U.S. Census Bureau's 2009 estimate that there are 48.3 million men between 45 and 75 years old, nearly 19 million men in the United States may have low T. And nearly 500,000 new cases of low T are expected per year in the United States as the male population ages according to a study published in the Journal of Clinical Endocrinology and Metabolism in 2004. Common symptoms of low T include ED, reduced sex drive, fatigue, anemia, concentration difficulties, mild depression, muscle weakness, increased body fat and reduced muscle mass. In addition, low T has been associated with other diseases such as metabolic syndrome, type 2 diabetes, chronic heart disease, asthma and chronic obstructive pulmonary disease.

There are two types of hypogonadism, secondary hypogonadism and classical hypogonadism. Secondary hypogonadism can be age-related, also referred to as late onset hypogonadism, illness-

associated or caused by some medications, such as opioid drugs used in pain management. Age-related hypogonadism, in which men lose their ability to produce adequate levels of T, typically affects males beginning at about 45 years of age. The graph below depicts the percentage of men with low T by age bracket and shows the prevalence of low T as a function of age.

Prevalence of Men with Low T Based on Age

Source: Mulligan et al., International Journal of Clinical Practice, 2006.

Low T is found at a significantly higher rate among men with other diseases, such as metabolic syndrome, type 2 diabetes, chronic heart disease, asthma or chronic obstructive pulmonary disease. For example, about one-third of all men with type 2 diabetes are hypogonadal, according to research published in Diabetes Care in 2007. Similarly, a significant number of men with metabolic syndrome, which is a precursor to type 2 diabetes and associated with obesity, also have low T, according to research published in Journal of Andrology in 2009.

Classical, also known as primary, hypogonadism is caused by the failure of the testes to synthesize and secrete T. Causes of classical hypogonadism include Klinefelter's syndrome, a condition in which males have an extra X sex chromosome, testicular tumors, testicular damage, varicocele, which is an abnormal enlargement of the vein in the scrotum that drains blood from the testicles, disease-associated testicular damage, including from HIV or mumps, certain systemic diseases, such as renal insufficiency, and exposure to toxins, such as alcohol in chronic excess.

U.S. Market Dynamics for T-Replacement in Men

U.S. sales of T-replacement therapies exceeded $1.0 billion in 2009 and grew at a rate of 26% during the first eight months of 2010 compared to the same period in 2009, according to IMS Health. We believe that the launch of the first once-daily T-gel in 2000 was the catalyst for expansion of the T-replacement therapies market which was previously restricted to inconvenient T-injectables and T-patches and the potentially toxic oral methyl-T. The graph below shows year-over-year growth in the T-replacement therapies market since the first once-daily T-gel was launched.

Annual Product Class Sales and Year-over-Year Growth in the T-Replacement Market

Source: IMS Health

We believe the T-replacement market is also expanding as a result of aggressive promotion of therapies to treat ED, a symptom commonly associated with low T. Therefore, men who seek treatment for ED will typically also be tested for low T. We believe there is also a growing awareness among men and their physicians that low T is more prevalent, particularly among older men, than previously understood, which may drive further expansion of the T-replacement market.

We believe there is potential for continued market expansion. According to a study published in the Archives of Internal Medicine in 2008, only 12% of men with low T actually receive T-replacement therapy. We anticipate continued growth and penetration in T-replacement therapies market in the United States as a result of many factors, including:

    •
    an aging male population and associated prevalence of low T in older men;

    •
    an increased body of published evidence that T is an important factor for overall good health of men;

    •
    association of low T with other increasingly prevalent diseases, such as metabolic syndrome, type 2 diabetes and chronic heart disease;

    •
    expanded promotion of T-replacement therapies through direct-to-consumer advertising, such as the recently initiated direct-to-consumer campaign, "Is it Low T?"; and

    •
    continuing guidance from medical societies, such as the Endocrine Society, urging clinicians to measure serum T levels of patients if they present with symptoms typically associated with low T.

We believe OriTex, if approved, would help to further drive expansion of the T-replacement therapies market by offering men a safe, effective and easy-to-use T-replacement therapy.

Limitations of Existing Non-Oral Treatments of Low T

There are several currently marketed non-oral T-replacement therapies to treat men with low T in the United States, including once-daily T-gels, T-injectables, once-daily T-patches, buccal patches and subcutaneous injectable pellets. We believe each of these existing therapies suffers from limitations related to safety and ease of use.

    •
    T-gels:  T-gels must be applied daily to broad sections of the upper arms, shoulders, or stomach. Beyond the mess, inconvenience and potential skin irritation, T-gels carry the risk of inadvertent and unsafe transference of T to women and children from contact with the hands or other areas on which the gel has been applied. Accidental exposure to T via a T-gel can cause premature puberty in children and changes in body hair or increased acne in women. The FDA requires a "black box warning" for these products due to the potentially severe consequences of T transference to children. Despite these concerns, two T-gels accounted for 85% of the over $1.0 billion total sales of T-replacement therapies in the United States in 2009: AndroGel, marketed by Abbott, with $711 million in sales; and Testim, marketed by Auxilium, with $181 million in sales, according to IMS Health.

    •
    T-injectables:  Testosterone injections contain a T prodrug, such as T-enanthate, or TE, or T-cypionate dissolved in oil, and are given intramuscularly every two to three weeks, typically into the muscle of the buttocks. Intramuscular injections of T may be painful and generally require a visit to a physician's office for administration. Testosterone injections can also result in serum T levels in excess of the upper limit of normal, which can ultimately increase the risk of stroke and gynecomastia, which is the abnormal enlargement of breasts due to conversion of excess T to estradiol. Finally, because men on this form of T-replacement are subject to wide-ranging levels of T between injections, they sometimes experience troublesome mood swings.

    •
    T-patches:  These medicated patches contain T and are applied daily to different skin locations on the body. Common side effects associated with T-patches are itching, irritation or discomfort at the application site. Consequently, it is recommended that the patch not be applied to the same site more than once a week.

    •
    Other T delivery methods:  In addition to the delivery methods described above, buccal patches and subcutaneous injectable pellets are sometimes used in T-replacement therapy. The buccal patch is a small, non-biodegradable patch that is placed twice daily to a hypogonadal man's gums. Testosterone passes from the patch through the gums into the bloodstream. The primary problem with this route of T-replacement is that the patch does not always adhere properly and must be spit out if it becomes dislodged. When a patch is not in place, T-replacement therapy is not active. Testosterone in the form of subcutaneously injectable pellets is also available. These pellets degrade at a constant rate over time, often over three to four months, providing T to the user. A surgical procedure is required for implantation and there is risk that the body will extrude the pellets. Also, if T-replacement therapy is stopped for any reason, the pellets must be surgically removed.

Challenges Associated with Oral Delivery of T

There are numerous physiologic and formulation challenges that have historically made the development of a commercially viable oral T-replacement therapy difficult. A primary obstacle has been that oral T is rapidly and extensively metabolized by the intestine and the liver, a process known as first-pass metabolism. Consequently, an inadequate amount of T reaches the bloodstream. While it is possible that this limitation could be overcome with an extremely large oral dose of T, such a dose would be potentially harmful to the liver.

One approach to oral T delivery is to chemically modify T in a way that dramatically retards its metabolism by the liver. This method was used over 40 years ago when methyl-T and related compounds, such as oral anabolic steroids, were developed. However, methyl-T has been associated with potentially serious liver toxicity and, although it is approved in the United States, is rarely prescribed. In fact, some countries, such as Germany, have banned the use of methyl-T.

Another oral T delivery approach, originally developed in the late 1960s, is to create orally active T prodrugs by attaching fat-like molecules, or fatty acids. Although these T prodrugs sufficiently avoid first-pass liver metabolism, there have been a number of challenges related to their clinical use, including inconsistent absorption into the lymphatic system, insolubility issues and the influence of fat content in food, all of which can inhibit the intended increase of circulating T. These issues often create unpredictable clinical responses. Finally, even when target levels of circulating T are achieved, T is rapidly cleared by the body once it reaches the bloodstream, therefore requiring either frequent dosing or high and unsafe levels of T in order to maintain the desired therapeutic effect throughout the day. For example, we believe that these limitations have negatively affected the clinical and commercial success of Andriol, an oral TU product marketed outside the United States by Schering-Plough. The published literature indicates that average serum T levels in response to Andriol are highly variable notwithstanding that multiple Andriol capsules are required to be taken three times per day.

Our Solution — OriTex

We believe our proprietary oral T-replacement therapy, OriTex, overcomes many of the problems associated with earlier attempts to formulate and deliver oral T for therapeutic treatment. We have developed OriTex by using the T prodrug TU and applying our proprietary technology to achieve optimal formulation characteristics for twice-daily oral delivery with food. OriTex, if approved, will be a first-in-class T-replacement therapy in the United States as the first oral formulation of a T prodrug, namely, TU. Specific OriTex formulation attributes include:

    •
    the ability to increase amount of dissolved TU per softgel capsule;

    •
    rapid and complete solubilization of TU after oral administration to foster bioavailability;

    •
    the ability to dose TU with meals that contain a wide range of dietary fat levels;

    •
    significant TU absorption even when taken in the absence of food; and

    •
    demonstrated preliminary clinical efficacy in Phase II testing.

OriTex will require twice-daily dosing because a single oral T dose sufficient to overcome the rapid clearance of T after it enters the bloodstream would yield a peak serum T level far above the 1,000 ng/dL upper limit of normal. Such high peak T levels pose safety and regulatory approval concerns. As a result, we believe twice daily dosing is a safe way to achieve clinical efficacy while avoiding concerns about peak serum T levels.

We believe OriTex, if approved, will offer men and prescribing physicians a safe and effective oral T-replacement treatment for men suffering from low T. We believe OriTex will have many advantages over the currently approved T-replacement therapies, including:

    •
    Convenient Dosing:  OriTex is an easy-to-swallow softgel capsule expected to be taken twice daily with a meal which we believe will be easier to use than T-replacement therapies currently on the market.

    •
    No Inadvertent T Exposure:  OriTex is an oral product and thereby avoids the potential transference to women and children and related secondary exposure issues associated with the market leading T-gels.

    •
    Normalized T Levels:  77% and 87% of men treated with OriTex in our Phase II trials, respectively, obtained serum T levels within the normal range, defined as 300-1,000 ng/dL.

    •
    No Liver Toxicity:  Because of the different chemical composition of TU, we did not observe any liver toxicity in our Phase II trials, particularly the kind of liver injury associated with oral methyl-T.

    •
    Safe Pharmacokinetic Profile:  In our OriTex Phase II repeat-dose trials, the FDA guidance for acceptable peak serum T levels was met without any dose adjustment. In contrast to sustained high serum T levels observed for several days after dosing with injectable T, only three men treated with OriTex had an average serum T above the 1,000 ng/dL upper limit of normal. We believe avoiding T levels above this threshold can decrease the risk of potential side effects associated with high T levels, such as an increased risk of stroke and gynecomastia.

Clinical Development Program for OriTex

Pivotal Phase III Trial Design

We have reviewed our Phase II data and discussed our pivotal Phase III trial protocol with the FDA. In May 2010, in response to questions posed in our draft protocol synopsis, the FDA informed us that a single trial will support the filing of an NDA for OriTex. Our open-label pivotal Phase III trial will evaluate the response of 300 hypogonadal men equally randomized to an OriTex group or to an active control group treated with the T-gel product, AndroGel. The subjects in the OriTex treatment arm will receive OriTex twice daily, as an oral dose of 200 mg of T with a meal. The trial protocol provides for upward or downward adjustments on days 30 and 60 depending on measured serum T levels.

Efficacy will be based solely on the proportion of men in the OriTex arm who achieve an average serum T concentration in the normal range on day 90 of dosing. Patients treated with AndroGel will be considered only when evaluating the safety profile of OriTex and will not serve as a comparator with regard to serum T levels. Based on guidance for approval that we received from the FDA in a January 2006 telephone conference, which was confirmed at our request in an October 2010 email, we expect that our pivotal Phase III trial must show that OriTex, after any needed dose adjustment, will result in appropriate peak and average serum T levels. Greater than or equal to 75% of treated men must have an average serum T level in the normal range of 300 to 1,000 ng/dL. In addition, no treated men should have peak serum T levels greater than 2,500 ng/dL, less than five percent of treated men should have peak serum T levels between 1,800 to 2,500 ng/dL and 85% of treated men should have peak serum T levels less than 1,500 ng/dL. We will also measure several other endpoints, including body composition, bone density, general well being and sexual function.

Safety data will be collected over a 12-month period for men in both treatment arms. Based on FDA guidance, we intend to submit our NDA based on completion of the 12-month safety portion of our pivotal Phase III trial. Inclusion of the active control arm is for safety evaluation purposes and is consistent with past FDA approval criteria for other T-replacement therapies. Subjects who complete our pivotal Phase III trial will also be enrolled in a follow-up Phase IV trial for up to an additional 12 months for further safety monitoring.

In light of the guidance we received from the FDA in a January 2006 telephone conference, which was subsequently confirmed, we have elected not to seek an SPA which is a declaration from the FDA that the Phase III protocol is acceptable for regulatory approval. Despite the guidance we received from the FDA, the FDA can change its position on the acceptability of our trial design or its clinical endpoints, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.

We will measure levels of serum T, TU and related metabolites. We will also track standard clinical chemistry and hematology panels. We will also assess prostate health based on regular prostate specific antigen measurements, digital rectal exams and changes in prostate volume based on ultrasound measurements. Furthermore, because of recently published data from a study in which T-gel therapy was observed as a potential factor in cardiovascular events in frail elderly men, the FDA has asked us to measure two plasma cardiovascular biomarkers, high sensitivity C-reactive protein, or hs-CRP, and plasma lipoprotein-associated phospholipase A2 activity, or Lp-PLA2, to demonstrate that the response of these biomarkers is substantially similar in men treated with OriTex and AndroGel. Published data in animals and man indicates that exogenous administration of androgens, such as T or dihydrotestosterone, or DHT, is associated with no change or a decrease in hs-CRP. It is also important to note that there are clearly established clinical reference points for these biomarkers that will provide an additional basis on which to assess the clinical significance of any changes observed in response to treatment with OriTex or AndroGel.

We are in the process of selecting a CRO to support our pivotal Phase III trial. We expect to have between 30 to 40 clinical trial sites in our trial and have made preliminary arrangements with a number of clinical sites associated with key opinion leaders in the T-replacement field. While we anticipate that the majority of the clinical sites will be in the United States, some sites may be located outside of the United States, for example, in Canada, the United Kingdom or Germany. We believe that having some clinical sites located outside of the United States could potentially speed enrollment and provide a stronger basis for regulatory approvals outside of the United States. This approach is consistent with Phase III T-replacement trials conducted by other companies. We have already chosen a central laboratory, the Torrance Laboratory, that will conduct all hormone measurements and all assays will be performed using validated methods. The Torrance Laboratory has extensive experience in the measurement of serum T and related hormones using validated liquid chromatography-tandem mass spectroscopy. In addition, all of the OriTex softgel capsules needed for the commencement of our pivotal Phase III trial have been manufactured. Through September 30, 2010, we incurred $2.1 million in research and development costs in connection with our preparation for our pivotal Phase III trial.

Completed Phase II Clinical Trials

Through September 30, 2010, we have completed a total of four Phase II trials of OriTex in which a total of 71 hypogonadal men were treated. Since our inception, we have focused all of our activities on our OriTex development program and in connection with our initial formulation work and Phase II trials incurred $10.0 million in research and development costs. We conducted these trials to identify possible adverse effects and safety risks of OriTex, to evaluate the efficacy of OriTex at increasing serum T levels and to gather critical serum T pharmacokinetic data to determine the optimal dosage and schedule for OriTex treatment in our pivotal Phase III trial. There were no significant treatment-related adverse events observed during our Phase II trials of OriTex. Our Phase II OriTex development program consisted of the following trials:

    •
    single-dose response trial of five different T formulations, including OriTex, completed in 2008;

    •
    seven-day repeat-dose trial of four different T formulations, including OriTex, also completed in 2008;

    •
    30-day repeat-dose trial of OriTex at a dose of 200 mg T completed in late 2009; and

    •
    food effect trial of OriTex at a dose of 300 mg T also completed in late 2009.

Summarized in the following table are the results of our two repeat-dose Phase II trials in which a total of 41 hypogonadal men were treated with OriTex at a dose of 200 mg T, administered twice daily for seven or 30 days. OriTex was administered with a diet containing at least 30% dietary fat, which is a normal American diet. We collected blood samples to assess serum T responses in trial subjects. We had the same efficacy endpoint in our Phase II trials as we will have in our pivotal Phase III trial. We did not adjust OriTex doses in our Phase II trials, which will be allowed on days 30 and 60 in our pivotal Phase III trial.

OriTex 200 mg T Dosed Twice Daily Phase II Trial Results

(1)
Based on NDA submission guidance that we received from the FDA in a January 2006 telephone conference. At our request, the FDA confirmed this guidance by email in October 2010.
(2)
After dose adjustment on day 30 or day 60.
(3)
No dose adjustments.

Even though the OriTex twice daily formulation we used in our 30-day and seven-day repeat-dose Phase II trials is the same as the formulation we intend to evaluate in our pivotal Phase III trial, the results from Phase II trials for OriTex may not be predictive of the results we may obtain in our pivotal Phase III trial. For example, our pivotal Phase III trial will evaluate the safety and efficacy of OriTex over a longer period of time in a patient population almost four times larger than our repeat-dose Phase II trials. In addition, our pivotal Phase III trial will evaluate average serum T concentration in the normal range at day 90 of dosing, after any necessary dose adjustments on days 30 and 60, as well as safety over a 12-month period, as compared to our 30-day and seven-day repeat-dose Phase II trials.

During our Phase II trials, we observed an increase in serum DHT, and the ratio of DHT to T, or the DHT:T ratio, in men treated with OriTex. A comparison of the DHT response seen in hypogonadal men treated with OriTex is of similar magnitude or less than that observed for other T-replacement therapies approved by the FDA. The clinical relevance of elevated DHT levels is unknown although elevated levels of DHT were previously hypothesized to increase risk for prostate cancer. However, studies published in the Journal of the American Medical Association in 2006 and the Journal of Investigative Medicine in 2010 demonstrate that T and DHT levels in blood do not impact the levels of these hormones in prostate tissue nor do they activate genes in the prostate that are associated with the development of prostate cancer. Furthermore, we are not aware of any published clinical data that supports elevated risk associated specifically with an increase in serum DHT.

Phase II 30-Day Repeat-Dose Trial

In late 2009, we completed a 30-day repeat-dose trial of OriTex dosed twice daily at 200 mg T in 15 hypogonadal men. The purpose of this trial was to determine whether men treated with OriTex twice-daily dosing reached serum T steady-state by day seven, as was found in our seven-day repeat-dose Phase II trial described below. Regression analysis of the serum T data over time indicated that men reached steady state between days seven and ten of the trial. We also noted that the pharmacokinetic results observed in the 30-day repeat-dose trial correlated well with the results observed in our seven-day repeat-dose trial. The Cavg concentration of T of the 15 men in this trial on day 28, which was the last day of this trial, was 516 ng/dL. Moreover, the serum T results from our 30-day trial satisfied the efficacy guidance the FDA provided to us for our pivotal Phase III trial, in that at least 75% of subjects obtained a serum T Cavg in the normal range.

We observed a decrease in high-density lipoprotein cholesterol, consistent with other T-replacement products, and no meaningful changes to low-density lipoprotein cholesterol, triglycerides, or total cholesterol. No treatment-related significant adverse effects, or SAEs, were observed in this trial.

Phase II Seven-Day Repeat-Dose Trial

In 2008, we completed a seven-day repeat-dose Phase II trial of four different T formulations in hypogonadal men. Twenty-nine subjects were enrolled in the four-arm crossover trial, five of whom withdrew for reasons unrelated to the treatment. Subjects were washed out of current T-replacement therapy before being dosed with oral T in our trial to ensure that their prior T-replacement therapy did not affect the results of our trial. Subjects were dosed with one T formulation for seven days followed by 14 days of washout without any T-replacement therapy before being dosed with the next T formulation. The four treatment arms were as follows:

    •
    Arm 1 - OriTex at a dose of 300 mg T, administered twice daily (N=28);

    •
    Arm 2 - 400 mg T, as 200 mg T as TE and 200 mg T as TU, administered twice daily (N=26);

    •
    Arm 3 - OriTex at a dose of 200 mg T, once daily, with food measured on day 7, and in fasted state measured on day 8 (N=26); and

    •
    Arm 4 - 300 mg T, as 150 mg T as TE and 150 mg T as TU, administered twice daily (N=24).

This trial was designed to determine the serum T response over time in men treated with two doses of oral T and to determine the number of men that achieved serum T in the normal range with each formulation. In addition, Arm 3 evaluated the effect of food, specifically a diet containing 50% dietary fat or a high-fat diet, on OriTex twice daily at a dose of 200 mg T. In addition to assess whether or not our trial met the FDA's previously stated efficacy guidance of greater than or equal to 75% of subjects with a serum T Cavg in the normal range, we also evaluated peak serum T levels.

Serum T results consistent with the FDA's previously stated efficacy guidance, were achieved in Arm 3 of the trial, in which subjects received OriTex twice daily at a dose of 200 mg T. Seventy-seven percent (77%) of men had average serum T in the normal range. Notably, these results were achieved without dose adjustment. Our pivotal Phase III trial will include an opportunity for dose adjustments at days 30 and 60 to mimic clinical practice of men being treated for low T and to maximize the likelihood that the primary efficacy endpoint will be achieved. There were no treatment-related SAEs in this trial.

Phase II Food Effect Trial

In late 2009, we completed a five-way crossover trial to further evaluate the effect of differing levels of dietary fat on OriTex. The FDA requested that we perform this trial because of the fatty nature of TU and the possibility that TU's bioavailability could be impacted if administered with a meal. We conducted the trial in accordance with published FDA guidance regarding the design of food effect trials. Sixteen hypogonadal men were dosed with the maximum anticipated OriTex twice-daily oral dose of 300 mg T without food or with very low fat, low fat, normal fat and high fat meals. There was a trend toward increased bioavailability of OriTex with increasing fat content of a meal. However, using the normal fat diet as the comparator, we determined that the differences between normal fat and each of low fat and high fat meals relative to serum T response were not statistically significant (p<0.05). Only in the absence of food or when administered with a very low fat meal was the serum T response to OriTex statistically less (p<0.05) than the normal diet. Based on the results of this food effect trial and based on our discussions with the FDA, men in our pivotal Phase III trial will be instructed to take OriTex with a meal. We do not anticipate sufficient food-induced variations to occur over repeat dosing in our pivotal Phase III trial such that the average serum T response or the peak serum T levels would be adversely affected.

Phase II Dose Response Trial

In 2008, we completed a Phase II clinical evaluation of five different T formulations in hypogonadal men. The trial was designed to evaluate dose response, or the linearity of serum T levels after an oral T dose. Twelve men were enrolled in the five-arm crossover trial, with men washing out of current T-replacement therapy before beginning treatment in our trial. Men received one or two oral T doses as TE or TU formulations. Each treatment day was followed by five to 14 days of washout without any T-replacement therapy before another oral T formulation was dosed. The five formulations were as follows:

    •
    400 mg T as TE, administered once daily;

    •
    OriTex at a dose of 200 mg T, administered once daily;

    •
    OriTex at a dose of 100 mg T, administered twice daily;

    •
    OriTex at a dose of 200 mg T, administered twice daily; and

    •
    400 mg T as TE, administered twice daily.

We evaluated serum T pharmacokinetics for each formulation and determined that 200 mg T delivered as TU, administered twice daily, yielded optimal serum T levels. By only dosing men for a single day and then washing them out before administering the next formulation, we did not expect men to achieve serum T levels in the normal range because men cannot reach steady-state levels of T after a single day of treatment. Nonetheless, 75% of the 12 men achieved non-steady-state average serum T levels in the normal range, with a Cavg of 385 ng/dL. There were no treatment-related SAEs in this trial.

Pharmacology and Toxicology Studies

The FDA has not required extensive preclinical pharmacology and toxicology testing of recently approved T-replacement therapies because of the well-documented pharmacological effects of T and its long history of safe use in men with low T. Similarly, in our case, the FDA did not require any preclinical studies of TU or Phase I clinical trials of TU before we initiated our first Phase II trial. The FDA has asked us to provide only limited pharmacology and toxicology data when we file our NDA for OriTex. The FDA has told us that we may summarize data from the published literature, if available, to satisfy pharmacology or toxicology questions. Specifically, the FDA has asked us to provide data that addresses androgen receptor binding of TU, absorption, distribution and excretion, or ADE, data for TU and three-month oral toxicology data in male dogs treated with TU with full histopathology. We have previously provided or plan to provide these required materials to the FDA as follows:

    •
    we have completed the androgen binding study and have filed the results in our IND. Relative TU binding to the androgen receptor is negligible and less than observed, for example, for TE, a commonly prescribed T prodrug administered intramuscularly;

    •
    some ADE data are available in the literature and may be sufficient to address the FDA's request. If not, we will conduct standard studies in rodents; and

    •
    we anticipate that we will need to conduct a three-month oral toxicity study of TU in OriTex's final commercial formulation. Summary data from 52-week rat and dog oral toxicity studies available in the public domain indicate that the principal effects of oral TU at high daily doses is attributable to exaggerated pharmacological actions of excess T, for example increased food consumption and body weight, increased kidney and prostate weight, decreased testes weight and reduced sperm count. No local gastrointestinal or liver toxicity was observed nor was any histological evidence of liver toxicity reported. We expect that the data from our three-month dog study will mirror these findings.

We plan to provide the results of these studies to FDA prior to submitting our NDA for OriTex.

Manufacturing

We have identified and qualified two high-quality sources of bulk TU, both of which are subject to continuing FDA review and periodic inspection. We currently purchase TU from these suppliers, Xianju and Pfizer on a purchase-order basis, but we intend to negotiate long-term, exclusive primary and secondary supply contracts. We believe that these suppliers will be able to support our commercial needs if OriTex is approved.

OriTex formulation is encapsulated in a soft gelatin form. We have chosen Catalent, a third-party manufacturer, to produce clinical trial supplies and commercial quantities of OriTex softgel capsules. OriTex softgel capsules will come in 100 mg T and 150 mg T forms. We have entered into a manufacturing agreement with Catalent, or the Catalent supply agreement, which remains in effect until July 23, 2015 and automatically renews for successive two year periods, if not terminated one year prior to the scheduled termination date. Either we or Catalent may terminate the Catalent supply agreement upon the other party's uncured breach or for convenience upon 24 months prior written notice. In addition, Catalent may terminate the Catalent supply agreement or cease performing its obligations if we fail to pay amounts within ten days of being due. Once the FDA has approved Catalent as a manufacturer of OriTex, we will be required to purchase a minimum quantity of OriTex softgel capsules. We have agreed to negotiate the unit pricing with Catalent in good faith once Catalent has delivered the final two registration batches to us. We are also required to pay to Catalent an annual commercial occupancy fee and an annual product maintenance fee.

Catalent has already manufactured a sufficient quantity of OriTex capsules for the commencement of our pivotal Phase III trial. In addition, the first of our registration stability batches has been manufactured and we believe that the remaining two batches will be manufactured by early 2011. We believe Catalent will be able to satisfy our commercial needs if we obtain marketing approval.

We, along with our contract manufacturers, will be subject to extensive governmental regulations, including requirements that our products be manufactured, packaged and labeled in conformity with current Good Manufacturing Processes, or cGMP. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. The FDA typically inspects manufacturing facilities every two years. We have established an internal quality control and quality assurance program, including a set of standard operating procedures and specifications that we believe is cGMP-compliant.

Sales and Marketing

We intend to establish a specialty sales force of approximately 100 to 125 specialty sales representatives, plus related sales and marketing infrastructure support, to promote OriTex in the United States, if we receive marketing approval from the FDA. We expect the specialty sales force will call on physicians in the specialties of endocrinology and urology as well as high-prescribers of T-replacement therapies among PCPs. We believe we can achieve a successful launch by targeting these physician audiences. To achieve broader penetration into the PCP market, we will likely enter into a partnership or co-promotion arrangement with an established pharmaceutical company that has a PCP-focused sales force or contract with an outside sales force. We expect to seek strategic partners or contract sales forces to assist in obtaining marketing approval for and commercialization of OriTex outside of the United States.

To develop the appropriate commercial infrastructure, we will need to invest significant financial and managerial resources, some of which will be committed prior to the FDA issuing any decision with respect to our NDA for OriTex.

Patents and Proprietary Rights

Our success will depend, in part, on our ability to obtain and protect our proprietary rights in the United States and in other countries. To do so, we will continue to rely on patent, trademark, trade secrets, confidentiality and other agreements to protect our proprietary rights. We intend to seek patent protection whenever appropriate for any product candidates — including methods of their manufacture and use — and related technology we develop or acquire in the future.

As of the date of this prospectus, we have filed patent applications in the United States and in countries that collectively define the global pharmaceutical market. These applications are directed to various formulations, comprising various T esters, discoveries arising from formulation refinements and certain pharmacokinetic parameters of OriTex. TU has been known since at least the mid-1970s. Hence, only novel TU-containing pharmaceutical compositions and their uses can be protected by one or more applications for patent. On December 6, 2010, the United States Patent and Trademark Office, or USPTO, issued a first, non-final office action in respect of our original patient application. A first, non-final office action is a written communication from the USPTO, which contains the patent examiner's initial impressions of the patentability of the claims in the applicant's pending patent application. Because it is the first such action, it is labeled a non-final action to distinguish it from a final action, the label typically applied to a second office action on the merits.

We submitted our response to the USPTO on December 30, 2010. We expect the next action from the patent examiner within approximately two months of our submission date. Any patent to issue from our original patent application would expire no earlier than April 14, 2025. Counterparts to the first-filed patent application family are pending in ten foreign jurisdictions, including Canada, Europe and Japan.

The laws associated with intellectual property continue to evolve and the proprietary rights of pharmaceutical and biotechnology companies are subject to uncertainty. Therefore, there can be no assurance that any of our current patent applications will result in the issuance of patents or, if any patents are granted, that the scope of the claims will be sufficient to protect OriTex or that they will not be found invalid, held unenforceable, non-infringed or otherwise circumvented.

Because patent applications in the United States and some other jurisdictions are sometimes maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. For this reason, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to us, even if the eventual outcome is favorable to us. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology.

Furthermore, the issuance of a patent, while presumed valid and enforceable, is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may be able to design around our patents and other parties may develop and obtain patent protection for more effective technologies, designs or methods.

In addition, our ability to enforce our patent rights depends on ability to detect infringement. It may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product. Any litigation to enforce or defend our patent rights, if any, or to determine the scope and validity of other parties' proprietary rights could result in substantial costs to us.

Although we believe that our current activities toward the commercialization of OriTex do not infringe the intellectual property rights of third parties, we cannot be certain that a third party will not challenge our position in the future. If a third party alleges that we are infringing its intellectual property rights, we may need to obtain a license from that third party. However, there can be no assurance that any such license will be available on acceptable terms or at all. Any infringement claim that results in litigation could result in substantial cost to us and the diversion of management's attention away from our core business and could also prevent us from marketing our products.

We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology or that we can meaningfully protect our trade secrets.

It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances and with our prior authorization. Further, all of our employees involved in research and development have executed agreements providing that all inventions conceived by the individual shall be assigned exclusively to us. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Competition

There are a number of approved T-replacement therapies on the market, as well as several therapies under review by the FDA. The T-replacement market is highly competitive, and our future success will depend on our ability to capture market share from currently approved therapies, most notably T-gels, and the continued expansion of the T-replacement therapies market. We believe we can capture a meaningful portion of the existing market and drive expansion of the T-replacement market by offering an effective T-replacement choice that is much easier for men to use than currently existing T-replacement products. Moreover, because OriTex is administered orally, OriTex can be used without the risk of unsafe transference and secondary exposure of T to children currently associated with topical T-gels.

Potential competitors include major pharmaceutical companies, specialty pharmaceutical companies, biotechnology firms, universities and other research institutions. There are currently no generic T-gels on the market in the United States. Companies have, however, filed abbreviated new drug applications, or ANDAs, with the FDA seeking marketing approval of generic equivalents of the T-gels, AndroGel and Testim. In response, the marketer of AndroGel reached a settlement with some of the generic applicants that provided these companies will not bring an AndroGel generic to market until August 2015. In October 2008, Upsher-Smith filed an ANDA seeking approval from the FDA to market a generic version of Testim. In December 2008, Auxilium filed a patent lawsuit against Upsher-Smith that remains pending. The entrance of a generic T-gel to the U.S. T-replacement market would likely create downward pressure on pricing of all T-replacement therapies and thus could affect the pricing of OriTex adversely. This pressure could be exacerbated if healthcare payors' continued efforts to reduce costs results in physicians writing prescriptions for generic T-replacement therapies or pharmacists substituting any AB-rated generic for its branded equivalent. Notwithstanding this potential pricing pressure, we expect the overall market for T-replacement therapies is likely to grow based on an increasing awareness of low T and an increasing number of men diagnosed with low T seeking treatment.

T-Gels

We expect the primary competition for OriTex, if approved, will be the market dominant T-gels. AndroGel (testosterone gel) 1% CIII is marketed by Abbott. Testim (testosterone gel) 1% CIII, a branded (B-rated) competitor to AndroGel, is marketed by Auxilium in the United States. Auxilium has entered into distribution and license agreements with several firms for distribution of Testim outside of the United States. In 2009, annual sales of AndroGel and Testim in the United States were $711 million and $181 million, respectively, according to IMS Health. In addition, in December 2010 the FDA approved Fortesta, a 2% T-gel, which will be marketed by Endo Pharmaceuticals Inc., or Endo, in the United States.

Other Current T Delivery Methods

If approved, OriTex would also compete with other T-replacement therapies, such as T-injectables, T-patches, and to a much lesser extent methyl-T, buccal patches, subcutaneously implanted T-pellets and more recently, a T-lotion. T-injectables have experienced significant growth in the U.S. market due to overall market demand for T-replacement therapies and their low cost compared to the market leading T-gels, according to the Testosterone Update Town Hall Forum Proceedings in 2009, and many men prefer an injection every two to three weeks to applying a gel daily. We believe physicians perceive the primary downsides of the injectables to be pain on injection and wide fluctuation in serum T between treatment cycles. For example, in many men, T levels rise past the upper limit of normal, which may lead to undesirable side effects such as gynecomastia.

Androderm is a once-daily transdermal T-patch marketed by Watson Pharmaceuticals. This T-patch is applied once daily to a different site on the body. Serum T response tends to be less robust than is observed following use of T-gels. In addition, the T-patch can cause mild to moderate skin irritation.

Axiron is a fast-drying metered-dose T-lotion applied to the underarms once daily. The FDA approved Axiron in November 2010 and it will be marketed by Eli Lily. Its impact on the competitive marketplace is currently unknown.

Testosterone Products in Development

We are aware of a number of products in development that if approved by the FDA, would compete with OriTex, if approved.

Endo acquired the U.S. rights to Aveed, previously known as Nebido, a single dose of injectable T designed to provide sustained serum T levels for at least eight weeks. Endo has submitted an NDA to the FDA for Aveed. In December 2009, Endo received a complete response letter from the FDA asking for more information on rare, but potentially serious, incidents of anaphylactic reactions and pulmonary oil microembolism among patients taking Aveed.

Repros Therapeutics, Inc., or Repros, is developing Androxal, an oral product containing enclomiphene. Enclomiphene stimulates release of luteinizing hormone and follicle-stimulating hormone from the pituitary gland which in turn stimulates functional testes to secrete T. The FDA informed Repros that T levels alone will not be acceptable endpoints for Phase III trials of Androxal for the treatment of hypogonadism and that a clinically relevant secondary endpoint must also be identified. Repros has announced that it will meet with the FDA in November 2010 to discuss Repros's proposal to conduct Phase III trials of Androxal in men with late onset hypogonadism who want to maintain their fertility.

Lipocine Inc. is developing an oral T product that is in Phase I clinical development. In May 2009, Solvay, which was acquired by Abbott in February 2010, announced a license agreement with Lipocine that provides Solvay exclusive rights to develop and commercialize an oral formulation of T.

Other new treatments are being sought for T-replacement therapy, including a new class of drugs called selective androgen receptor modulators, as well as enhanced hydroalcoholic gel formulations of DHT, an active natural metabolite of T that is the principal active androgen in many tissues. These products are in early development and their future impact on the market for treatment of T deficiency is unknown.

Government Regulation and Product Approval

Government authorities in the United States at the federal, state and local level and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of pharmaceutical products, such as those we are developing. The process of obtaining regulatory approvals and compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and associated regulations. OriTex must be approved by the FDA through the NDA process before it may legally be marketed in the United States. Failure to comply with the applicable U.S.

requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

    •
    completion of preclinical laboratory tests, animal studies, formulation and stability studies according to Good Laboratory Practices regulations;

    •
    submission to the FDA of an IND, which must become effective before human clinical trials may begin;

    •
    performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed drug for its intended use;

    •
    submission to the FDA of an NDA for a new drug;

    •
    satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP; and

    •
    FDA review and approval of the NDA, including any supplements thereto.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that the FDA will approve OriTex on a timely basis, or at all.

Once a pharmaceutical product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical study on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

Each new clinical protocol and any amendments to the protocol must be submitted to the IND for FDA review and to the IRBs for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

    •
    Phase I.  The product is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients afflicted with the disease or condition.

    •
    Phase II.  Involves trials in a limited patient population to identify possible adverse effects and safety risks in order to preliminarily evaluate the efficacy of the product for specific indications in patients with the targeted disease or condition and to determine dosage tolerance and optimal dosage and schedule.

    •
    Phase III.  Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

In addition, Phase IV trials may be required as a condition of approval. The FDA has requested that upon completion of our pivotal Phase III trial, subjects be enrolled into a Phase IV trial for a period of 12 months for additional safety monitoring. These trials must also be approved and conducted under the auspices of an IRB. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. Phase I, Phase II and Phase III trials are not necessarily completed within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee, although a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product's identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. The FDA is not bound by the recommendation of an advisory committee.

In addition, the FDA has the authority to require persons submitting an NDA to submit a proposed REMS as part of such an application if the FDA determines that a REMS is necessary to ensure that the benefits of the drug outweigh the risks of the drug. The REMS includes periodic assessments of the strategy and can include potential patient and healthcare provider communications plans, training obligations, monitoring, registries and other elements to ensure the drug can be used safely.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA. Some of the deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, withdraw the application or request an opportunity for a hearing.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may also place other conditions, including REMS, or restrictions on distribution as a condition of any approvals, which may impair commercialization of the product. In addition, the FDA may require Phase IV testing which involves clinical trials designed to further assess a drug's safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Post-Approval Requirements

Any drug for which we receive FDA approval is subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. Drug manufacturers and their subcontractors are required to register their facilities and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage and shipment of the drug. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release. We rely, and expect to continue to rely, on third parties for the production of clinical quantities of OriTex. Future FDA inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution or may require substantial resources to correct. Accordingly, manufacturers of drugs must continue to expend considerable time, resources and ongoing investment to ensure compliance with cGMP requirements. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA may withdraw a product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product, recall or even complete withdrawal of the product from the market, or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications.

Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

From time to time, legislation is drafted, introduced and enacted in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Because T, the active drug substance in OriTex, is a controlled substance, we are subject to The Controlled Substances Act. The Controlled Substances Act imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls, prescription and order form requirements and restrictions on prescription refills on some kinds of pharmaceutical products. A principal factor in determining the particular requirements of this act, if any, applicable to a product is its actual or potential abuse profile. A pharmaceutical product may be listed as a Schedule I, II, III, IV or V substance, with

Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest. Testosterone, the active drug substance in our oral TU product, has been scheduled under the Controlled Substances Act as a Schedule III (non-narcotic) substance. All regular Schedule III drug prescriptions must be signed by a physician and may not be refilled more than six months after the date of the original prescription or more than five times unless renewed by the physician. In addition to federal scheduling, our oral TU product is subject to state-controlled substance regulation and may be placed in more restrictive schedules than those determined by the DEA and the FDA.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of OriTex to the extent we choose to clinically investigate or sell OriTex outside of the United States. Whether or not we obtain FDA approval for a product, we must obtain approval for a clinical trial or product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. As in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution would apply to any product that is approved outside the United States.

Furthermore, regulatory approval of prices is required in most countries other than the United States. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

We have not yet selected any markets outside of the United States to seek regulatory approval to market OriTex, and expect to seek strategic partners or contract sales forces to assist in obtaining marketing approval for, and commercialization of, OriTex outside of the United States.

Employees

As of January 18, 2011, we had three full-time employees and one part-time employee. Two of our employees have Ph.D. degrees. Three of our employees are engaged in research and development activities. None of our employees is represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We sublease our office space, which consists of 2,728 square feet located at 555 Skokie Boulevard, Suite 340, Northbrook, Illinois. Our sublease expires August 31, 2011. We believe our current office space is sufficient to meet our needs until the expiration of our sublease.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Director Nominees

The following table sets forth information regarding our directors, director nominees and executive officers, including their ages, as of January 18, 2011.

Name	Age	Position
Robert E. Dudley, Ph.D.	56	Chief Executive Officer, President and Chairman of the Board
Steven A. Bourne, CPA	49	Chief Financial Officer, Secretary and Treasurer
Stanley C. Penzotti, Jr., Ph.D.	69	Vice President, Pharmaceutical Development
Bruce C. Robertson, Ph.D.(1)(2)	48	Director
James E. Thomas(1)(3)	50	Director
Michael Wasserman, Ph.D.(4)	36	Director
Alex Zisson(2)	41	Director
Richard A. King(2)(3)	46	Director nominee
David E. Riggs(1)(3)	58	Director nominee

(1)
Member of the nominating and corporate governance committee.
(2)
Member of the compensation committee.
(3)
Member of the audit committee.
(4)
Dr. Wasserman will be resigning from our board of directors upon completion of this offering.

Robert E. Dudley, Ph.D. has served as our Chief Executive Officer, President and Chairman of our board of directors since February 2004. Prior to that, from 2001 to 2003, he served as President, Chief Executive Officer, and Director of Anagen Therapeutics, Inc. He served as President, Chief Executive Officer, and Director of Unimed Pharmaceuticals, Inc. from 1999 to 2001 during which time Unimed received FDA approval for and launched AndroGel. From 1994 to 2001, Dr. Dudley held several senior level executive positions at Unimed Pharmaceuticals, Inc., a public company acquired by Solvay Pharmaceuticals in 1999. Dr. Dudley received his B.S. in Biology from Pepperdine University, Seaver College, his M.S. in Biology from University of New Mexico, and his Ph.D., with honors, in Pharmacology and Toxicology from the University of Kansas School of Medicine. Dr. Dudley is also a board-certified toxicologist. Dr. Dudley's experience as a public company director and as a scientist with a leading role in commercializing the market leading T-replacement therapy, coupled with the insider's perspective his role as our CEO brings to board discussions, provide him with the qualifications and skills to serve as a director.

Steven A. Bourne, CPA has served as our Chief Financial Officer, Secretary and Treasurer since February 2004. Prior to that, from January 2002 to May 2003, he served as Chief Financial Officer, Secretary and Treasurer at Anagen Therapeutics, Inc. He served as Controller, Secretary and Treasurer of Aksys, Ltd., a public company during his tenure from 1996 to 2001. Mr. Bourne received his B.S. in Accounting from Miami University and is a Certified Public Accountant.

Stanley C. Penzotti, Jr., Ph.D. has served as our Vice President, Pharmaceutical Development since June 2006. Prior to joining us, from 2004 to 2006, Dr. Penzotti was the Vice President of Product Development at AAI Pharma, a contract research organization. Dr. Penzotti was the Executive Director of Pharmaceutical and Analytical Sciences at Pharmacia/Searle from 1995 to 2002. He received his B.S. from the University of Michigan and his Ph.D. in Pharmaceutics from the University of North Carolina, Chapel Hill.

Bruce C. Robertson, Ph.D. has served as a member of our board of directors since November 2007. Since 2005, he has served as a Managing Director at H.I.G. Ventures, a venture capital firm focused on investments in growth and expansion stage life sciences and information technology companies, where he focused on investment opportunities in the life sciences sector, including biopharmceuticals and medical devices. He served as a Managing Director at Toucan Capital, an early-stage venture capital firm focused on life sciences investments from 2002 to 2005. Dr. Robertson also serves on the board of directors of Cardiofocus, Inc., Apollo Endosurgery, Mid-Atlantic Venture Association, Shady Grove Adventist Hospital, and the University of Delaware Research Foundation. Dr. Robertson received a B.S.E. in Chemical/Biomedical Engineering from the University of Pennsylvania, an M.B.A. with High Distinction from Harvard Business School, and a Ph.D. from the University of Delaware. Dr. Robertson's scientific background and business experience, coupled with his experience as a venture capitalist advising life science and technology companies, provides him with the qualifications and skills to serve as a director.

James E. Thomas has served as a member of our board of directors since February 2004 and will serve as the chairman of our board of directors upon the effectiveness of the registration statement of which this prospectus is a part. Since 2002, he has been a Partner at Thomas, McNerney, a venture capital firm focused on investments in healthcare, which he co-founded and where he focuses on investment opportunities in the life sciences sector. Prior to that, he headed the medical technology private equity practice at Warburg Pincus LLC. Mr. Thomas also serves on the board of directors of Galil Medical, and Second Stage Theater Company. Mr. Thomas received his B.S., magna cum laude, in Economics from the Wharton School at the University of Pennsylvania and received an M.Sc. in Economics from the London School of Economics. Mr. Thomas's venture capital industry experience in the life sciences, including his service on the boards of other companies, provides him with the qualifications and skills to serve as a director.

Michael Wasserman, Ph.D. has served as a member of our board of directors since November 2007. Upon the completion of this offering Dr. Wasserman will resign from our board of directors. Since 2004, he has served as a Director at H.I.G. Ventures, a venture capital firm focused on investments in growth and expansion stage life sciences and information technology companies, where he focuses investment opportunities in the life sciences sector, including therapeutics and medical devices. He served as the Vice President of Business Development at CELLutions Biosystems, Inc. from 2003 to 2004. Prior to that, he served as a Principal at the Innovations Foundation, a firm focused on the creation, financing and growth of high technology companies in the life sciences, information technology and engineering sectors. Dr. Wasserman also serves on the boards of directors of HyperBranch Medical Technology. Dr. Wasserman received his B.Sc. in Human Physiology from McGill University and his Ph.D. in Pharmacology from the University of Toronto. A combination of Dr. Wasserman's scientific, financial and business expertise, including his experience in working at the Innovations Foundation, provides him with the qualifications and skills to serve as a director.

Alex Zisson has served as a member of our board of directors since February 2004. Since 2002, he has served as a Venture Investor and Partner at Thomas, McNerney, a venture capital firm focused on investments in healthcare, where he focuses on investment opportunities in the life sciences sector. Prior to that, from 2001 to 2002, he served as a Healthcare Strategist at JPMorgan, and prior to that, from 1991 to 2001 at Hambrecht & Quist, where he served as a healthcare research analyst. Mr. Zisson received his A.B. in History from Brown University. Mr. Zisson's experience as a healthcare strategist combined with his experience in investing in life science companies provides him with the qualifications and skills to serve as a director.

Richard A. King will become a member of our board of directors upon the effectiveness of the registration statement of which this prospectus is a part. Mr. King has served as a director and Chief Executive Officer of AcelRx Pharmaceuticals, Inc. since May 2010. From April 2009 until May 2010, Mr. King acted as an independent consultant to a number of private and public biotechnology and venture capital companies. From October 2008 to April 2009, Mr. King served as President and General Manager of Tercica, Inc., a biotechnology company that was acquired by Ipsen, SA in 2008. At Tercica, Mr. King served as President and Chief Operating Officer from February 2008 to October 2008 and as Chief Operating Officer from February 2007 until February 2008. From January 2002 to October 2006, Mr. King served as Executive Vice President of Commercial Operations of Kos Pharmaceuticals, Inc., a pharmaceutical company that was acquired by Abbott Laboratories, a global, broad-based healthcare company, in 2006. From January 2000 to January 2002, Mr. King served as Senior Vice President of Commercial Operations at Solvay Pharmaceuticals, a pharmaceutical company that was acquired by Abbott Laboratories in 2009. While at Solvay, he was the senior executive responsible for AndroGel sales and marketing efforts. From April 1992 to January 2000, Mr. King held various marketing positions at SmithKline Beecham Pharmaceuticals, now known as GlaxoSmithKline, a global pharmaceutical company. Mr. King holds a B.Sc. in Chemical Engineering from University of Surrey and an M.B.A. from Manchester Business School. Mr. King's extensive experience as an executive officer and his knowledge of the day-to-day operations of public pharmaceutical companies provide him with the qualifications and skills to serve as a director.

David E. Riggs will become a member of our board of directors upon the effectiveness of the registration statement of which this prospectus is a part. Since May 2010, Mr. Riggs has been an independent consultant in the healthcare industry. From April 2006 to May 2010, Mr. Riggs was the Chief Financial Officer of Ferring Pharmaceuticals, Inc., a U.S. subsidiary of a privately-held Swiss pharmaceutical company. Mr. Riggs was an independent consultant in the healthcare industry from June 2005 through April 2006. Prior to that, from March 2003 through June 2005, Mr. Riggs was the Chief Financial Officer of eXegenics, Inc., a public company now known as OPKO Health Inc., and its President and Chief Executive Officer from May 2004 through June 2005. Mr. Riggs was an independent consultant in the healthcare industry from December 2001 through March 2003. From September 2000 through December 2001, Mr. Riggs was the Chief Financial Officer of Axys Pharmaceuticals, Inc., a public company acquired by Celera Genomics in 2001. From April 1992 through August 1999, as Senior Vice President and Chief Financial Officer of Unimed Pharmaceuticals, Inc., Mr. Riggs oversaw the sale of the company to Solvay in 1999, where he served as Senior Vice President of Business Operations from August 1999 through August 2000. Mr. Riggs holds a B.S. in Accounting from University of Illinois and an M.B.A. from DePaul University. Mr. Riggs's financial reporting expertise, extensive experience as an executive officer and his knowledge of the day-to-day operations of pharmaceutical companies provide him with the qualifications and skills to serve as a director.

Board of Directors

We currently have five directors and the authorized size of our board of directors is five. Upon the effectiveness of the registration statement of which this prospectus is a part, the authorized size of our board of directors will be increased to seven and the board of directors will be divided into three classes with members of each class of directors serving for three-year terms. Our board of directors will consist of two Class I directors (Dr. Dudley and Mr. Thomas), two Class II directors (Messrs. Riggs and Zisson) and three Class III directors (Mr. King and Drs. Robertson and Wasserman), whose initial terms will expire at the annual meetings of stockholders following the years ending December 31, 2011, December 31, 2012 and December 31, 2013, respectively. Upon the completion of this offering Dr. Wasserman will resign from our board of directors. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Our by-laws provide that any vacancies in our board of directors and newly created directorships may be filled only by our board of directors and that the authorized number of directors may be changed only by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. These provisions of our by-laws and the classification of the board of directors may have the effect of delaying or preventing changes in control or management of Clarus.

Each executive officer is elected by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Each of our directors currently serves on the board of directors pursuant to a stockholders agreement. The stockholders agreement, including the provisions relating to the nomination and election of directors, will terminate upon the closing of this offering. There are no family relationships among any of our directors or officers.

Our board of directors has considered the relationships of all directors and, where applicable, the transactions involving them described below under "Certain Relationships and Related Person Transactions." Based upon this consideration, our board of directors determined that each of Drs. Robertson and Wasserman and Messrs. King, Riggs, Thomas and Zisson, does not have any relationship which would interfere with the exercise of independent judgment in carrying out his responsibility as a director and that each director qualifies as an independent director under the applicable rules of the NASDAQ Global Market.

Board Leadership Structure and Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including those described under "Risk Factors." Our board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below, but the full board of directors has retained responsibility for general oversight of risks. Our board of directors satisfies this responsibility through reports by each committee regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

Upon the effectiveness of the registration statement of which this prospectus is a part, we will separate the positions of chief executive officer and chairman of the board with Mr. Thomas serving as our chairman. Separating these positions will allow our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. We believe that this structure will ensure a greater role for the independent directors in the oversight of our company and promote active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors.

The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Global Market and SEC rules and regulations, except that with respect to the independent audit committee requirements our audit committee will rely upon the phase in rules of the NASDAQ Global Market and the SEC, as further described below. We do not intend to rely on the "controlled company" exemptions from various rules of the NASDAQ Global Market that permit us to have fewer independent directors on our board of directors and non-independent directors serving on our compensation committee and nominating and corporate governance committee, even though Thomas, McNerney is expected to own greater than 50% of the voting power of our common stock following the closing of this offering.

Audit Committee

Messrs. King, Riggs and Thomas will serve on the audit committee upon the effectiveness of this registration statement of which this prospectus is a part. Mr. Riggs will serve as the chair of the audit committee. Mr. Riggs qualifies as an "audit committee financial expert" for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Under the applicable rules of the NASDAQ Global Market, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in NASDAQ Rule 5615(b)(1) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, that is, (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Our board of directors has determined that Messrs. King and Riggs are independent under the rules of the NASDAQ Global Market and Rule 10A-3 of the Exchange Act. As required by applicable rules, within one year of the effective date of the registration statement of which this prospectus is a part, Mr. Thomas will resign from the audit committee and will be replaced by a third director who is independent under the rules of the NASDAQ Global Market and Rule 10A-3 of the Exchange Act.

The audit committee's responsibilities include:

    •
    appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

    •
    pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

    •
    reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

    •
    coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

    •
    reviewing and discussing with management our major financial risk exposures and the steps that management has taken to monitor and control these exposures;

    •
    conducting appropriate review of all related person transactions;

    •
    establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and

    •
    preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

Compensation Committee

Messrs. King and Zisson and Dr. Robertson will serve on the compensation committee upon the effectiveness of this registration statement of which this prospectus is a part. Mr. Zisson will serve as the chairman of the compensation committee. The compensation committee's responsibilities include:

    •
    annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

    •
    evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

    •
    reviewing and approving the compensation of all our other officers;

    •
    overseeing and administering our employment agreements, severance arrangements, compensation, welfare, benefit and pension plans and similar plans; and

    •
    reviewing and making recommendations to the board with respect to director compensation.

Nominating and Corporate Governance Committee

Dr. Robertson and Messrs. Riggs and Thomas will serve on the nominating and corporate governance committee upon the effectiveness of this registration statement of which this prospectus is a part. Mr. Thomas will serve as the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

    •
    developing and recommending to the board criteria for selecting board and committee membership;

    •
    establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

    •
    identifying individuals qualified to become board members;

    •
    recommending to the board the persons to be nominated for election as directors and to each of the board's committees;

    •
    developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and

    •
    overseeing the evaluation of the board, its committees and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or who will serve on our compensation committee. None of the members of our compensation committee has ever been one of our employees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis, we address the compensation determinations and the rationale for those determinations relating to our chief executive officer, our chief financial officer and our next most highly compensated executive who was serving as an executive officer as of December 31, 2010. We refer to these executive officers collectively as our "named executive officers." Our named executive officers for the year ended December 31, 2010 were:

    •
    Robert E. Dudley, Ph.D., Chief Executive Officer, President and Chairman of the Board;

    •
    Steven A. Bourne, CPA, Chief Financial Officer, Secretary and Treasurer; and

    •
    Stanley C. Penzotti, Jr., Ph.D., Vice President, Pharmaceutical Development.

Background and Overview of Our Executive Compensation Objectives, Policies and Procedures

Our primary objective with respect to executive compensation is to attract and retain individuals who possess knowledge, experience and skills that we believe are important to our business of developing and commercializing a unique oral T-replacement therapy that is safe and effective for use in the treatment of men with low T.

Specifically our compensation programs are designed to:

    •
    attract and retain individuals with superior ability and managerial experience;

    •
    align executive officers' incentives with our corporate strategies, business objectives and the long-term interests of our stockholders; and

    •
    increase the incentive to achieve key strategic performance measures by linking incentive award opportunities to the achievement of performance objectives and by providing a portion of total compensation for executive officers in the form of ownership in the company.

To achieve these objectives, we seek to provide a competitive compensation package that ties a portion of the executive's overall compensation to our company objectives and the executive's role in our company. Base salary increases are tied to changes in market conditions or if changes in an executive's role justify an increase. Cash bonuses are tied to our company performance and market conditions. Equity awards are primarily used to promote long-term stockholder value and to provide an incentive to the executive to remain in the employ of the Company through the end of the vesting period in order to share in any increase in the value of the Company over time.

Our compensation committee oversees our compensation and benefit plans and policies, administers our equity incentive plans and reviews and approves annually all compensation decisions relating to all executive officers. The compensation committee has not retained any third-party executive compensation consultants to help it in making compensation-related decisions. The compensation committee considers recommendations from our chief executive officer regarding the compensation of the named executive officers other than himself. In reviewing compensation levels for 2010, our compensation committee considered the financial status of the Company, the contributions that the management team had made to the business and the committee members' collective knowledge of compensation levels of executive officers at other pharmaceutical companies and compensation trends in the industry in which we compete.

Following completion of this offering, our compensation committee will continue to be primarily responsible for developing and implementing our compensation policies and establishing and approving the compensation for all of our executive officers. In the future, our compensation committee may review the compensation packages offered by other similar companies based on survey data and may choose to retain the services of third-party executive compensation consultants from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies. While market data and reports from third-party consultants provide useful starting points for compensation decisions, our compensation committee may also take into account factors such as level of responsibility, prior experience and individual performance in arriving at final compensation decisions.

Executive Compensation Components

Our executive compensation consists of base salary, cash incentives, equity incentive compensation, broad-based benefits programs and change in control and severance benefits. Each of the elements of our executive compensation is discussed in detail below, including a description of the particular element and how it fits into our overall executive compensation program and a discussion of the amounts of compensation paid to our named executive officers in 2010 under each of these elements.

Although we have not adopted any formal guidelines for allocating total compensation between long-term and short-term compensation, cash compensation and non-cash compensation, or among different forms of non-cash compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives' overall compensation to the achievement of corporate goals and value-creating milestones, such as the clinical development of our product candidate and the establishment and maintenance of key strategic relationships.

Section 162(m) of the Code places a limit of $1 million on the amount of compensation that public companies may deduct in any one year with respect to certain of its named executive officers. Certain performance-based compensation approved by stockholders is not subject to this deduction limit. Our compensation committee's strategy in this regard is to be cost and tax efficient. Therefore, the compensation committee intends to preserve corporate tax deductions, while maintaining the flexibility in the future to approve arrangements that it deems to be in our best interests and the best interests of our stockholders, even if such arrangements do not always qualify for full tax deductibility.

The compensation committee is also charged with assessing appropriate levels of risk with respect to our compensation policies.

Annual Cash Compensation

Base Salary

Base salaries for our named executive officers are intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent. Base salaries are originally established at the time the executive is hired based on our compensation committee's understanding of what executives at other similar companies were being paid at such time and are also the result of negotiating with certain executives in order to hire them. The base salaries of our named executive officers are reviewed annually and may be adjusted to reflect market conditions or if a change in the scope of the officer's responsibilities justifies such consideration. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance. Base salaries are established in part based on individual experience, skills and expected contributions of our executives and our executives' performance during the prior year as well as the financial position of the company.

In connection with setting the 2010 base salaries for the named executive officers, the compensation committee considered the prevailing market conditions, our financial position and knowledge regarding base salaries paid to executive officers at similarly situated pharmaceutical companies based on the committee members' experience in the industry.

The compensation committee decided to keep 2010 base salaries for our named executive officers at the same levels as 2009, with the exception of Dr. Penzotti. Based on the corporate tasks that needed to be completed in 2010, Dr. Penzotti's duties were reduced from full-time in 2009 to 70% time in 2010, with a corresponding 30% reduction in his base salary for 2010. The base salaries of our named executive officers for the year ended December 31, 2010, therefore, were as follows: Dr. Dudley, $275,400; Mr. Bourne, $170,000; and Dr. Penzotti, $122,500.

After the completion of this offering, our new compensation committee will meet to determine base salaries for our named executive officers for the year ending December 31, 2011. In connection with setting the 2011 base salaries for the named executive officers, we expect that the compensation committee will take into account many of the factors that it has considered in the past as well as the fact that we will then be a public company.

Cash Incentive Bonuses

Our compensation committee has the authority to award annual performance-based cash bonuses to our executive officers. Our compensation committee started awarding cash bonuses to our named executive officers in the year ended December 31, 2008. Prior to such time, our named executive officers did not receive any cash bonuses.

Each of our named executive officers has a target cash bonus amount that is based on a percentage of his base salary. The compensation committee generally sets the target percentage for our named executive officers on an annual basis, based on their knowledge regarding cash bonuses paid to executive officers at similarly situated pharmaceutical companies. The compensation committee obtained knowledge of cash bonuses paid to executive officers at similarly situated pharmaceutical companies based on the committee members' experience in the industry. For 2010, the compensation committee set the target percentages for all our named executive officers at 2009 levels, as follows: Dr. Dudley, 35%; Mr. Bourne, 25%; and Dr. Penzotti, 20%. Based on these target percentages and base salaries, the target cash bonuses for our named executive officers for 2010 were as follows: Dr. Dudley, $96,390; Mr. Bourne, $42,500; and Dr. Penzotti, $24,500.

Actual bonus payments for 2010 were based upon the compensation committee's assessment of whether we met our 2010 corporate objective, which was to complete a financing event or sale of the company. In determining cash bonuses for the year ended December 31, 2010, the compensation committee assessed the degree to which we had met our 2010 corporate objective. The compensation committee determined that although we did not complete a financing event or sale of the company by December 31, 2010, we had made substantial progress toward an initial public offering on an aggressive timeline, and therefore, each of the named executive officers was entitled to his target bonus for the year ended December 31, 2010. In addition, given Mr. Bourne's role in our meeting our 2010 corporate objective, the compensation committee determined it was appropriate to award him an additional cash bonus of $20,000. As a result, we have accrued the following amounts for the cash bonuses for our named executive officers for the year ended December 31, 2010: Dr. Dudley, $96,390; Mr. Bourne, $62,500; and Dr. Penzotti, $24,500. Our named executive officers will be paid these bonuses upon the earlier to occur of (i) the completion of this offering and (ii) March 31, 2011, provided that they are still employees of the company as of the payment date.

After the completion of this offering, our new compensation committee will meet to determine bonus program components for 2011. In connection with determining bonus plan components for 2011, we expect that the compensation committee will take into account many of the factors that it has considered in the past, as well as the fact that we will then be a public company.

Equity Incentive Compensation

Equity incentive grants to our named executive officers are currently made at the discretion of our board of directors out of our 2004 Incentive Stock Plan, and such awards are not made with any regular frequency or at any specific time during the fiscal year. Under the 2004 Incentive Stock Plan, the board of directors may grant equity incentive awards in the form of stock options or restricted stock awards. Prior to the commencement of this offering, our compensation committee has not used equity incentive grants as a major compensation component.

Each of our named executive officers received an equity incentive award upon his or her commencement of employment with us. The amount of these initial equity grants is based on the recommendation of the compensation committee, which generally takes into account the compensation committee's subjective determination of a mixture of the following qualitative factors that are not weighted: the executive's proposed level of responsibility, the competitive market for the executive's position and the executive's potential contribution to the advancement of our clinical and business development programs.

Aside from the equity incentive awards that were made to each of our named executive officers when they commenced their employment with us, the board of directors has only granted equity incentive awards to our named executive officers at one other time since our inception. In June 2008, each of our named executive officers received an option to purchase shares of our common stock. Our board of directors decided to grant our named executive officers additional shares of common stock at that time as their stock ownership percentage had been significantly diluted as a result of issuances of preferred stock. Our board of directors has not approved any equity awards to our named executive officers since June 2008.

Following the closing of this offering, we believe that equity incentive awards will become a more important component of our executive compensation program. However, no specific decisions have yet been made with respect to equity incentive compensation for our named executive officers following the closing of this offering. We have adopted an equity award grant policy that will become effective upon the effectiveness of the registration statement of which this prospectus is a part. This policy formalizes how we will grant equity-based awards to our officers and employees. Under our equity award grant policy, all grants need to be approved by our board of directors or compensation committee, provided that our chief executive officer has been delegated the authority to grant equity awards to non-executive officers subject to specified limitations. All stock options will be awarded at fair market value and calculated based on our closing market price on the grant date. In addition, equity awards will typically be made on a regularly scheduled basis, as follows:

    •
    grants made in conjunction with the hiring of a new employee or the promotion of an existing employee will be made on the first trading day of the month following the later of (i) the hire date or the promotion date or (ii) the date on which such grant is approved; and

    •
    grants made to existing employees other than in connection with a promotion will be made, if at all, on an annual basis.

Upon the closing of this offering, equity incentive awards will be granted to our named executive officers from our 2011 Stock Option and Incentive Plan. For a further discussion of the 2004 Incentive Stock Plan and 2011 Stock Option and Incentive Plan, see "Executive Compensation — Stock and Benefit Plans."

Other Compensation

We currently maintain broad-based benefits that are provided to all employees, including health insurance, life and disability insurance and dental insurance.

We offer severance and change-in-control benefits to certain of our executive officers, see "Executive Compensation — Employment Agreements and Severance Agreements." Our goal in providing severance and change-in-control benefits is to offer sufficient cash continuity protection such that our executives will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the executive officers under certain circumstances, rather than negotiating severance at the time that a named executive officer's employment terminates. We have also determined that accelerated vesting provisions in connection with a change-in-control are appropriate because they will encourage our restricted stock and option holders, including our named executive officers, to stay focused in such circumstances, rather than the potential implications for them.

Risk Management Practices

We consider in establishing and reviewing our compensation philosophy and programs whether such programs encourage unnecessary or excessive risk taking. Base salaries are fixed in amount and, consequently, we do not see them as encouraging risk taking. Employees are also eligible to receive a portion of their total compensation in the form of annual cash bonus awards. We believe that the annual cash bonus awards appropriately balance risk with the desire to focus eligible employees on specific goals important to our success and do not encourage unnecessary or excessive risk taking. Our base salaries provide competitive fixed compensation, while annual cash bonuses and equity-based awards encourage long-term consideration rather than short-term risk taking.

Summary Compensation Table — 2010

The following table sets forth certain information with respect to compensation paid to our named executive officers for the years ended December 31, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Non-Equity Incentive Plan Compensation ($)	Total ($)
Robert E. Dudley, Ph.D	2010	275,400	—		96,390(1)	371,790
Chief Executive Officer and President	2009	275,400	—		67,473(2)	342,873
Steven A. Bourne, CPA	2010	170,000	20,000	(3)	42,500(1)	232,500
Chief Financial Officer, Secretary and Treasurer	2009	170,000	—		29,750(2)	199,750
Stanley C. Penzotti, Ph.D.	2010	122,500	—		24,500(1)	147,000
Vice President, Pharmaceutical Development	2009	175,000	—		24,500(2)	199,500

(1)
Represents cash incentive payments earned based on achievement of corporate objective established by our board of directors for 2010. We plan on paying these cash incentive payments to the named executive officers upon the earlier to occur of (i) the completion of this offering and (ii) March 31, 2011, provided that they are still employees of the company as of such payment date.
(2)
Represents cash incentive payments earned based on achievement of corporate objectives established by our board of directors for 2009. Payment of these cash incentive payments was contingent upon the named executive officers being employed with us on the payment date. These cash incentive payments were paid to our named executive officers in December 2010.
(3)
Represents cash incentive payments in excess of such named executive officer's target bonus, paid at the discretion of our board of directors for performance in 2010.

Grants of Plan-Based Awards — 2010

The following table sets forth certain information with respect to awards under our non-equity incentive plan made to our named executive officers for the year ended December 31, 2010.

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)(1)
Robert E. Dudley, Ph.D.	96,390
Steven A. Bourne, CPA	42,500
Stanley C. Penzotti, Ph.D.	24,500

(1)
Represents the amount determined by our compensation committee as the target annual cash bonus payable to each named executive officer for 2010 as a percentage of 2010 base salary.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to outstanding options held by our named executed officers at December 31, 2010.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Robert E. Dudley, Ph.D.	154,532	(1)	92,720	(1)	0.18	6/1/2018
Steven A. Bourne, CPA	32,051	(2)	—		0.18	2/16/2014
	17,170	(3)	10,302	(3)	0.18	6/1/2018
Stanley C. Penzotti, Ph.D.	68,681	(4)	—		0.18	5/1/2016
	3,434	(5)	2,060	(5)	0.18	6/1/2018

(1)
Represents option to purchase up to 247,252 shares of our common stock granted on June 1, 2008. The shares underlying this option vest as follows: 25% vested on June 1, 2009, with the remainder of the shares vesting in equal quarterly installments for the following three years.
(2)
Represents option to purchase up to 32,051 shares of our common stock granted on February 16, 2004. All of the shares underlying this option vested on February 16, 2008.
(3)
Represents option to purchase 27,472 shares of our common stock granted on June 1, 2008. The shares underlying this option vest as follows: 25% vested on June 1, 2009, with the remainder of the shares vesting in equal quarterly installments for the following three years.
(4)
Represents option to purchase 68,681 shares of our common stock granted on May 1, 2006. The shares underlying this option vest as follows: 25% vested on May 1, 2007, with the remainder of the shares vesting in equal quarterly installments for the following three years.
(5)
Represents option to purchase 5,494 shares of our common stock granted on June 1, 2008. The shares underlying this option vest as follows: 25% vested on June 1, 2009, with the remainder of the shares vesting in equal quarterly installments for the following three years.

Option Exercises and Stock Vested

We have intentionally omitted the table concerning option exercises and stock vested as our named executive officers did not exercise any options in 2010 and our executive officers do not hold any stock grants pursuant to which shares of our common stock vested in 2010.

Stock and Benefit Plans

2004 Stock Incentive Plan

Our 2004 Stock Incentive Plan, or 2004 Plan, was adopted by our board of directors in February 2004 and approved by our stockholders in February 2004. We have reserved 457,875 shares of our common stock for the issuance of awards under the 2004 Plan and as of January 18, 2011, 16,483 of these shares remain available for issuance.

Our 2004 Plan is administered by our board of directors. Our board of directors has the authority to delegate full power and authority to a committee of the board to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award, subject to the provisions of the 2004 Plan.

The 2004 Plan permits us to make grants of incentive stock options, non-qualified stock options and restricted stock awards to officers, employees, directors and consultants. Stock options granted under the 2004 Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair value of our common stock on the date of grant.

Upon a corporate event in which all awards are not assumed or substituted by the successor entity, the 2004 Plan and all stock options issued thereunder will terminate upon the effective time of such corporate event following an exercise period. Restricted stock shall be treated as provided in the relevant award agreement. Under the 2004 Plan, a corporate event is defined as the consummation of:

    •
    a reorganization or liquidation;

    •
    the sale of all or substantially all of our assets; or

    •
    a merger or consolidation such that after such merger or consolidation, we are not the surviving entity or the ultimate parent of the surviving entity.

Following this offering, our board of directors will not grant any further awards under the 2004 Plan. We have adopted the 2011 Stock Option and Incentive Plan, under which we expect to make all future awards.

All stock option awards that are granted to our employees, including our named executive officers are covered by a stock option agreement. Under the stock option agreements, generally 25% of the shares vest on the first anniversary of the vesting start date and the remaining shares generally vest quarterly over the following three years. Our board of directors may accelerate the vesting schedule in its discretion.

2011 Stock Option and Incentive Plan

Our 2011 Option Plan was adopted by our board of directors on January 20, 2011 and thereafter approved by our stockholders. The 2011 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, performance share awards and dividend equivalent rights. We have reserved 2,500,000 shares of our common stock for the issuance of awards under the 2011 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2011 Option Plan also will be available for future awards. As of the date of this prospectus, no awards had been granted under the 2011 Option Plan. We will make option grants to our non-employee directors under the 2011 Option Plan in accordance with our non-employee director compensation policy upon the effectiveness of the registration statement of which this prospectus is a part. However, our non-employee directors who are affiliated with Thomas, McNerney and H.I.G. Ventures have agreed to forgo option grants under our non-employee director compensation policy.

The 2011 Option Plan may be administered by either the compensation committee or a similar committee of at least two non-employee directors who are independent or by our full board of directors, or the administrator. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2011 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons, including consultants and prospective employees, are eligible to participate in the 2011 Option Plan,

subject to the sole discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2011 Option Plan. For example, no more than 2,500,000 shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.

The exercise price of stock options awarded under the 2011 Option Plan may not be less than the fair value of our common stock on the date of the option grant, and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2011 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

Stock appreciation rights may be granted under our 2011 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights awarded under the 2011 Option Plan may not be less than the fair value of our common stock on the date of grant, and the term of each stock appreciation right may not exceed ten years.

Restricted stock may be granted under our 2011 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2011 Option Plan. Such awards are awards of phantom stock units to a grantee, which may be settled in shares of our common stock at some point in the future based on conditions and restrictions imposed by the administrator.

Performance share awards may be granted under our 2011 Option Plan. Such awards will entitle the holder to acquire shares of our common stock upon the attainment of specified performance goals during a particular performance cycle. The administrator of our 2011 Option Plan will have the right to establish performance goals associated with performance share awards and other limitations and conditions.

Performance-based awards may be granted under our 2011 Option Plan. Performance-based awards are any restricted stock awards, restricted stock units, performance share awards or cash-based awards granted to employees who are considered "covered employees" for purposes of 162(m) of the Code, that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

Unrestricted stock awards may be granted under our 2011 Option Plan. Our 2011 Option Plan gives the administrator discretion to grant stock awards free of any restrictions.

Dividend equivalent rights may be granted under our 2011 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

Cash-based awards may be granted under our 2011 Option Plan. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Unless the administrator provides otherwise, our 2011 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar "sale event," unless assumed or substituted, all stock options and stock appreciation rights granted under the 2011 Option Plan that are not exercisable immediately prior to the effective time of a sale event will automatically become fully exercisable, all other awards granted under the 2011 Option Plan that are subject to time-based vesting will become fully vested and non-forfeitable and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator's discretion. In addition, upon the effective time of any such sale event, the 2011 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. Under the 2011 Option Plan, a sale event is defined as:

    •
    the sale of all or substantially all of our assets on a consolidated basis to an unrelated person or entity;

    •
    a merger, reorganization or consolidation in which the holders of our outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the resulting or successor entity, or its ultimate parent, if applicable, immediately upon completion of such transaction;

    •
    the sale of all of our common stock to an unrelated person or entity; or

    •
    any other transaction in which the owners of our outstanding voting power prior to such transaction do not own at least a majority of our outstanding voting power or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from us.

No awards may be granted under the 2011 Option Plan after January 20, 2021. In addition, our board of directors may amend or discontinue the 2011 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder's consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not "reprice" or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2011 Option Plan will be subject to approval by our stockholders if the amendment is required by the NASDAQ Global Market rules or by the Code to ensure that incentive options are tax-qualified.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Agreements and Severance Agreements

Robert E. Dudley, Ph.D.    We entered into an employment agreement with Dr. Dudley in February 2004, which has subsequently been amended. This amended agreement outlines the terms and conditions of his employment as our President and Chief Executive Officer. Pursuant to this amended agreement, Dr. Dudley is entitled to receive a base salary and an annual cash bonus of up to 50% of his base salary, with the total amount of his bonus to be determined by the board of directors on an annual basis, which was set at 35% in 2009. In addition, Dr. Dudley may receive equity grants if and when determined by our board of directors. This amended agreement remains in effect until it is terminated in accordance with its terms. If Dr. Dudley's employment is terminated by us without cause (as defined in the amended agreement), or he resigns for good reason (as defined in the amended agreement), he is entitled to the following severance benefits: (i) a lump sum payment equal to 12 months base salary and a prorated portion of the annual cash bonus he would have earned, if any, as of the date of termination or resignation, (ii) continuation of health benefits for a period of 12 months following termination or resignation, and (iii) outplacement services for a period of 12 months following termination or resignation. Dr. Dudley is entitled to the severance arrangements described herein subject to his signing a release of claims in favor of the company and his continued compliance with restrictive covenants including a perpetual confidentiality covenant and a one-year post-employment non-competition, non-solicitation and non-interference covenant. In addition, in connection with a change in control (as defined in the amended agreement), all unvested options and shares held by Dr. Dudley shall vest.

Steven A. Bourne, CPA.    We entered into an offer letter with Mr. Bourne in February 2004, which has subsequently been amended. This amended offer letter outlines the terms and conditions of his employment as our Chief Financial Officer, Secretary and Treasurer. Pursuant to this amended offer letter, Mr. Bourne is entitled to receive a base salary and may receive equity grants if and when determined by our board of directors. If Mr. Bourne's employment is terminated by us without cause (as defined in the amended offer letter), he is entitled to severance benefits in the form of salary continuation and health benefits for a period of up to six months (or less if Mr. Bourne obtains comparable employment) following termination, subject to his signing of a release in a form satisfactory to us. In addition, in connection with a change of control (as defined in the amended offer letter), all unvested options and shares held by Mr. Bourne shall vest.

Stanley C. Penzotti, Ph.D.    We entered into an offer letter with Dr. Penzotti in February 2006, which has subsequently been amended. This amended offer letter outlines the terms and conditions of his employment as our Vice President of Pharmaceutical Development. Pursuant to this offer letter, Dr. Penzotti is entitled to receive a base salary and may receive equity grants if and when determined by our board of directors. In addition, pursuant to Dr. Penzotti's option grant notices, in connection with a change in control (which is undefined), with respect to his May 1, 2006 option grant, or a corporate event (as defined in the 2004 Plan), with respect to his June 1, 2008 option grant, all unvested options held by Dr. Penzotti shall vest.

Potential Payments Upon Termination, Resignation and Termination in Connection with Change-in-Control

The table below reflects, as applicable, cash severance, option acceleration and continuation of health benefits payable to our named executive officers (1) in connection with the termination of his or her employment without cause or for resignation for good reason, (2) upon a change-in-control and (3) in connection with termination without cause or resignation for good reason following a change-in-control, assuming in each case that the triggering event, either termination or change-in-control took place on December 31, 2010.

	Termination without Cause		Termination for Good Reason		Change-in- Control		Termination without Cause following Change-in-Control		Termination for Good Reason following Change-in-Control
Robert E. Dudley, Ph.D.
Salary Continuation	$275,400	(1)	$275,400	(1)	—		$275,400	(1)	$275,400	(1)
Health Benefits	22,118	(2)	22,118	(2)	—		22,118	(2)	22,118	(2)
Cash Bonus	96,390	(3)	96,390	(3)	—		96,390	(3)	96,390	(3)
Outplacement services	30,000	(4)	30,000	(4)	—		30,000	(4)	30,000	(4)
Option Acceleration	—		—		1,095,765	(5)	—		—
Steven A. Bourne, CPA
Salary Continuation	85,000	(6)	—		—		85,000	(6)	85,000	(6)
Health Benefits	5,040	(7)	—		—		5,040	(7)	5,040	(7)
Cash Bonus	62,500	(3)	62,500	(3)	—		62,500	(3)	62,500	(3)
Option Acceleration	—		—		121,749	(5)	—		—
Stanley C. Penzotti, Ph.D.
Salary Continuation	—		—		—		—		—
Health Benefits	—		—		—		—		—
Cash Bonus	24,500	(3)	24,500	(3)	—		24,500	(3)	24,500	(3)
Option Acceleration	—		—		24,345	(5)	—		—

(1)
Represents 12 months base salary, which was $275,400 per year at December 31, 2010.
(2)
Represents 12 months continuation of standard employee benefits, including health insurance and benefits.
(3)
Represents cash bonus payable for the year ended December 31, 2010.
(4)
Represents approximate cost of 12 months of outplacement services.
(5)
Represents the in-the-money value of 100% of the unvested portion of such person's equity awards as of December 31, 2010. The value is calculated by multiplying the amount (if any) by which $12.00, the assumed initial public offering price, which is the midpoint of the range set forth on the cover of this prospectus, exceeds the exercise price of the option, by the number of shares subject to the accelerated portion of the option.
(6)
Represents six months base salary, which was $170,000 per year at December 31, 2010.
(7)
Represents six months continuation of standard employee benefits, including health insurance and benefits.

Proprietary Information and Inventions Agreements

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Director Compensation

We do not currently compensate our non-employee directors for serving as members of our board of directors. We have adopted a non-employee director compensation policy that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. However, our non-

employee directors who are affiliated with Thomas, McNerney and H.I.G. Ventures have agreed to forgo board and board committee compensation, including the equity compensation described below.

Pursuant to this policy, all non-employee directors will be paid cash compensation as set forth below for their service on our board of directors and committees thereof.

Annual Retainer
Board of Directors
All Directors	$25,000
Additional Retainer for the Chairman of the Board	$20,000
Audit Committee
Committee Chairman	$15,000
Other Committee Members	$5,000
Compensation Committee
Committee Chairman	$7,500
Other Committee Members	$5,000
Nominating and Corporate Governance Committee
Committee Chairman	$7,500
Other Committee Members	$5,000

The annual retainers will be paid quarterly, in arrears, or upon the earlier resignation or removal of the non-employee director. The annual retainers will be pro-rated based on the number of calendar days served by such director.

Under the policy, for non-employee directors serving on our board as of the effective time of the policy and the first time any other individual is elected to our board after the effective time, such non-employee director will be eligible to receive an option to purchase 45,000 shares of our common stock, or the election option grant. The election option grant shall be made upon the director first becoming a director (or in the case of a non-employee director serving on the board as of the effective time of the policy, such award shall be made as of the effective time). In addition, each non-employee director will be eligible to receive an additional option to purchase 15,000 shares of our common stock each year, with such award to be made five business days following the annual meeting of our stockholders. All of the non-employee director grants shall vest in three annual installments on each anniversary of the date of grant, subject to continued service on our board. The non-employee director grants will become immediately exercisable upon the death, disability or retirement of a director or upon our change in control. In addition, non-employee directors will have up to one year following cessation of service as a director to exercise the options (to the extent vested as of such cessation date), provided that the director has not been removed for cause. All non-employee options will be granted at fair market value on the date of grant.

Limitation of Liability and Indemnification Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

    •
    any breach of the director's duty of loyalty to us or our stockholders;

    •
    any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

    •
    any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

    •
    any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

    •
    we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

    •
    we will advance expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by law and advance expenses, including attorneys' fees, to each indemnified director or executive officer in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2007, we have engaged in the following transactions with our directors, executive officers, holders of more than 5% of our voting securities, affiliates or any member of the immediate family of the foregoing persons.

Series B Redeemable Convertible Preferred Stock Issuances

On November 7, 2007, convertible notes held by holders of more than 5% of our voting securities were converted into shares of Series B redeemable convertible preferred stock. In addition, on November 7, 2007, we issued shares of Series B redeemable convertible preferred stock to certain of our executive officers in exchange for discharges of salary deferrals. Shares of Series B redeemable convertible preferred stock were issued in accordance with the table below.

Name	Shares of Series B Redeemable Convertible Preferred Stock
Thomas, McNerney	213,037
Robert E. Dudley, Ph.D.	172,000
Steven A. Bourne, CPA	6,500

Series C Redeemable Convertible Preferred Stock Financing

November 7, 2007

On November 7, 2007, we sold 2,166,016 shares of our Series C redeemable convertible preferred stock at a per share price of $0.825 to holders of more than 5% of our voting securities for aggregate consideration of $1,786,963, in accordance with the table below.

Name	Shares of Series C Redeemable Convertible Preferred Stock	Aggregate Purchase Price
H.I.G. Ventures	1,212,121	$1,000,000
Thomas, McNerney	953,895	$786,963

May 6, 2008

On May 6, 2008, we sold 2,666,668 shares of our Series C redeemable convertible preferred stock at a per share price of $0.825 to holders of more than 5% of our voting securities for aggregate consideration of $2,200,001, in accordance with the table below.

Name	Shares of Series C Redeemable Convertible Preferred Stock	Aggregate Purchase Price
H.I.G. Ventures	1,333,334	$1,100,001
Thomas, McNerney	1,333,334	$1,100,001

March 3, 2009

On March 3, 2009, we sold 1,333,334 shares of our Series C redeemable convertible preferred stock at a per share price of $0.825 to holders of more than 5% of our voting securities for aggregate consideration of $1,100,001, in accordance with the table below.

Name	Shares of Series C Redeemable Convertible Preferred Stock	Aggregate Purchase Price
H.I.G. Ventures	666,667	$550,001
Thomas, McNerney	666,667	$550,001

June 12, 2009

On June 12, 2009, we sold 3,272,726 shares of our Series C redeemable convertible preferred stock at a per share price of $0.825 to holders of more than 5% of our voting securities for aggregate consideration of $2,700,000, in accordance with the table below.

Name	Shares of Series C Redeemable Convertible Preferred Stock	Aggregate Purchase Price
H.I.G. Ventures	1,636,363	$1,350,000
Thomas, McNerney	1,636,363	$1,350,000

Note Financing

We issued convertible notes in the aggregate amount of $3,100,000 to holders of more than 5% of our voting securities on the dates and in the amounts discussed below. Interest accrued on these convertible notes at a rate of 10%. No payment of principal and accrued interest was made on these convertible notes.

Name and Date of Issuance	Aggregate Principal
March 5, 2010
H.I.G. Ventures	$300,000
Thomas, McNerney	$600,000
May 19, 2010
H.I.G. Ventures	$400,000
Thomas, McNerney	$800,000
September 20, 2010
H.I.G. Ventures	$333,333
Thomas, McNerney	$666,667

Note and Warrant Purchase Agreement

On November 19, 2010, we entered into a Note Purchase and Warrant Agreement, or the Purchase Agreement, with our existing investors and their affiliates pursuant to which they committed to purchase up to $10,000,000 in convertible notes. Simultaneously, we exchanged all convertible notes issued in March 2010, May 2010 and September 2010 for convertible notes under the Purchase Agreement and issued $1,000,000 in aggregate principal amount of convertible notes ($333,333 in aggregate principal amount to H.I.G. Ventures and $666,667 in aggregate principal amount to Thomas, McNerney) under the Purchase Agreement. All convertible notes issued under the Purchase Agreement carry an interest rate of 10% per year and have a maturity date of September 30, 2011.

Upon our request, the investors will purchase additional convertible notes for cash in $1.0 million increments under the Purchase Agreement.

The principal and accrued and unpaid interest under the convertible notes will automatically convert into shares of common stock upon the closing of this offering at the initial offering price.

The investors will also receive warrants to purchase up to that number of shares of common stock in this offering equal to 30% of the principal amount of the convertible notes purchased for cash under the Purchase Agreement, divided by the initial offering price. No warrants were issued in connection with the exchange of the convertible notes issued in March 2010, May 2010 and September 2010. The exercise price for the warrants is equal to 80% of the initial offering price. The warrants can be exercised for a period of up to three years from the date of their issuance.

Indemnification Agreements

We have agreed to indemnify our directors and officers in certain circumstances. See "Executive Compensation — Limitation of Liability and Indemnification."

Policies for Approval of Related Person Transactions

Our board of directors reviews and approves transactions with directors, officers, and holders of 5% or more of our voting securities and their affiliates, each, a related person. Prior to this offering, prior to our board of directors' consideration of a transaction with a related person, the material facts as to the related person's relationship or interest in the transaction were disclosed to our board of directors, and the transaction was not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Our current policy with respect to approval of related person transactions is not in writing.

We have adopted a related person transaction policy that will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to this policy, our audit committee shall review the material facts of all related person transactions. The audit committee shall take into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to us than terms generally available in a transaction with an unrelated third party under the same or similar circumstances and the extent of the related person's interest in the related person transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of January 18, 2011, the most recent practicable date, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

    •
    each beneficial owner of 5% or more of our outstanding common stock;

    •
    each of our named executive officers, directors and director nominees; and

    •
    all of our executive officers, directors and director nominees as a group.

The number of shares and percentage of shares beneficially owned before the offering shown in the table below is based on a total of 13,143,563 shares of common stock, which includes:

    •
    366,300 shares of our common stock outstanding as of January 18, 2011; and

    •
    the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (including the accumulated dividends that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 12,417,890 shares of common stock.

The number of shares and percentage of shares beneficially owned before the offering shown in the table below excludes:

    •
    the automatic conversion of all outstanding obligations under our outstanding convertible notes (including the interest that had accrued thereon through January 18, 2011) upon the closing of this offering into an aggregate of 359,373 shares of common stock at the assumed initial offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus; and

    •
    25,000 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock at an exercise price equal to 80% of the assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

The number of shares and percentage of shares beneficially owned after the offering also gives effect to the issuance by us of 5,000,000 shares of common stock in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after January 18, 2011, although these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, the address of each of the named beneficial owners is Clarus Therapeutics, Inc., 555 Skokie Boulevard, Suite 340, Northbrook, IL 60062.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before Offering	After Offering
5% or Greater Stockholders:
Thomas, McNerney(1)	9,058,337	70.9%	51.3%
H.I.G. Ventures(2)	3,196,670	25.0	18.3
Named Executive Officers, Directors and Director Designees:
Robert E. Dudley, Ph.D.(3)	565,671	4.4	3.1
Steven A. Bourne, CPA(4)	168,082	1.3	*
Stanley C. Penzotti, Jr., Ph.D.(5)	72,458	*	*
Bruce C. Robertson, Ph.D.	—	*	*
James E. Thomas	—	*	*
Michael Wasserman, Ph.D.	—	*	*
Alex Zisson	—	*	*
David E. Riggs	—	*	*
Richard A. King	—	*	*
All directors, director nominees and executive officers as a group (9 persons)	806,211	6.2	4.4

*
Represents beneficial ownership of less than 1% of the shares of common stock.
(1)
Consists of 2,251,916 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock, 3,553,574 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock and 2,896,515 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock held by Thomas McNerney & Partners, L.P., or TMP; 83,650 shares of Series A redeemable convertible preferred stock, 132,089 shares of Series B redeemable convertible preferred stock and 107,639 shares of Series C redeemable convertible preferred stock held by TMP Nominee, LLC, or TMP Nominee; and 7,577 shares of Series A redeemable convertible preferred stock, 14,374 shares of Series B redeemable convertible preferred stock, 11,003 shares of Series C redeemable convertible preferred stock held by TMP Associates, L.P., or TMP Associates. TMP GP, the general partner of TMP and TMP Associates, has voting and dispositive power over the shares held by TMP and TMP Associates. In addition, TMP Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by TMP GP with respect to the shares held by TMP and TMP Associates. Each of Messrs. Thomas and Zisson, directors of Clarus, are managers of TMP GP and Mr. Thomas is a member of TMP Nominee. Each disclaims beneficial ownership of the shares owned by TMP, TMP Associates and TMP Nominee except to the extent of his proportionate pecuniary interest therein.
(2)
Consists of 3,196,670 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock, owned by H.I.G. Ventures — Clarus Ltd. H.I.G. Ventures manages all aspects of H.I.G. Ventures — Clarus, Ltd. Anthony Tamer and Sami Mnaymneh are directors of H.I.G. Ventures — Clarus, Ltd. and as such have the right to direct all activities related thereto. Drs. Robertson and Wasserman, directors of Clarus, are Managing Director and Director of H.I.G. Ventures, respectively. Each of Drs. Robertson and Wasserman disclaims beneficial ownership of the shares owned by H.I.G. Ventures — Clarus, Ltd. except to the extent of his proportionate pecuniary interest therein.
(3)
Consists of 274,725 shares of common stock, 120,960 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock and 169,986 shares of common stock subject to stock options exercisable within 60 days of January 18, 2011.
(4)
Consists of 91,575 shares of common stock, 25,569 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock, and 50,938 shares of common stock subject to stock options exercisable within 60 days of January 18, 2011.
(5)
Consists of 72,458 shares of common stock subject to stock options exercisable within 60 days of January 18, 2011.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, or our certificate of incorporation, that will become effective upon the completion of this offering and amended and restated by-laws, or our by-laws, that will become effective upon the effectiveness of the registration statement of which this prospectus is a part, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of January 18, 2011, we had issued and outstanding:

    •
    366,300 shares of our common stock outstanding held by two stockholders of record;

    •
    12,417,890 shares of common stock issuable upon the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (including the accumulated dividends that had accrued thereon through January 18, 2011) at the closing of this offering; and

    •
    359,373 shares of common stock issuable upon the automatic conversion of all outstanding obligations under our outstanding convertible notes (including the interest that had accrued thereon through January 18, 2011) at the closing of this offering, based upon an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

As of January 18, 2011, we also had 441,389 shares of common stock issuable upon the exercise of options outstanding as of January 18, 2011 at a weighted-average exercise price of $0.18 per share.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we have designated or may designate in the future. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control and could harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Warrants

Investors who purchase convertible notes under the purchase agreement also receive warrants to purchase up to that number of shares of common stock equal to 30% of the principal amount of the convertible notes purchased for cash under the purchase agreement, divided by the initial offering price. The exercise price for the warrants is equal to 80% of the initial offering price. The warrants can be exercised for a period of up to three years from the date of their issuance.

Registration Rights

Upon the closing of the offering, holders of 13,143,563 shares of our common stock as of January 18, 2011, after giving effect to the conversion of the outstanding shares of redeemable convertible preferred stock and accumulated dividends thereon and all obligations under our outstanding convertible notes including the interest that had accrued thereon into shares of common stock upon completion of this offering, have rights, under the terms of an amended and restated registration rights agreement, or registration rights agreement, among us and these holders, to require us to use our best efforts file registration statements under the Securities Act or request that their shares be covered by a registration statement that we are otherwise filing. We refer to these shares as registrable securities. The registration rights agreement does not provide for any liquidated damages, penalties or other rights in the event we do not file a registration statement.

Demand Registration Rights.    At any time after the earlier of (i) 180 days following the closing of this offering or (ii) November 7, 2011, subject to certain exceptions, the holders of 30% of the outstanding registrable securities issued upon conversion of Series C redeemable convertible preferred stock, or the Series C registrable securities, have the right to demand that we file a long form registration statement covering the offering and sale of their Series C registrable securities, provided that such securities are anticipated to have an aggregate sales price, net of underwriting discounts and commissions, if any, in excess of 25% of the then outstanding or issuable Series C registrable securities (or if a lesser percentage, registrable shares having an aggregate offering of $5 million). We have the ability to delay the filing of such registration statement under specified conditions, if our board of directors reasonably determines, that the registration would interfere with any material transaction involving the Company. The postponement can not exceed 90 days, and we may exercise this right only once in any 12 month period. We are not obligated to file a long form registration statement on more than two occasions upon the request of the holders of 30% of the Series C registrable securities. This offering will not count towards this limitation.

Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, the holders of at least 15% of the registrable securities have the right, on one or more occasions, to request registration on Form S-3 of the sale of the registrable securities held by such holder provided such securities are anticipated to have an aggregate sale price, net of underwriting discounts and commissions, if any, in excess of $1.0 million. We have the ability to delay the filing of such registration statement under specified conditions, if our board of directors reasonably determines, that the registration would interfere with any material transaction involving the Company. The postponement can not exceed 90 days, and we may exercise this right only once in any 12 month period.

Piggyback Registration Rights.    The holders of the registrable securities have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of registrable securities to be included in the registration statement under certain circumstances, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of Registration.    We will pay all registration expenses, other than underwriting discounts and commissions and selling expenses, related to any demand, Form S-3 or piggyback registration, including reasonable attorney's fees and disbursements of one counsel for the holders of registrable securities.

Indemnification.    The registration rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights.    The registration rights granted under the registration rights agreement terminate with respect to each holder of registrable securities on the earlier of (i) the fifth anniversary of the closing of this offering, or (ii) when a holder of registrable securties can sell all of his or her registrable securities under Rule 144 promulgated under the Securities Act without regard to volume limitations, or (iii) at such time that such holder no longer holds any registrable securities.

Certain Anti-Takeover Provisions of Our Certificate of Incorporation and By-Laws

Upon completion of this offering, our certificate of incorporation and our by-laws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors, rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies.    In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders.    Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.    Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to Certificate of Incorporation and By-Laws.    As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock.    Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless:

    •
    before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    •
    upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

    •
    at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders, but not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

    •
    any merger or consolidation involving the corporation and the interested stockholder;

    •
    any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

    •
    subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

    •
    subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interest stockholder; and

    •
    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us. The provisions of Delaware law could have the effect of deferring, delaying or discouraging hostile takeovers, and may also have the effect of preventing changes in control or management of our company. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders otherwise deem to be in their best interests.

NASDAQ Global Market Listing

We have applied to have our common stock listed on the NASDAQ Global Market under the trading symbol "CLRS."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants or in the public market after this offering, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of equity securities in the future.

Upon the closing of this offering, we will have outstanding an aggregate of 18,143,563 shares of common stock, assuming the underwriters do not exercise their over-allotment option and no options outstanding as of January 18, 2011 are exercised.

Of the shares to be outstanding immediately after the closing of this offering, we expect that 5,000,000 shares will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock outstanding after this offering will be "restricted securities" under Rule 144 of the Securities Act, and all of these shares will be subject to a 180-day lock-up period under the lock-up agreements as described below. "Restricted securities" as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act. Resale of the restricted shares that will become available for sale in the public market starting 180 days after the date of this prospectus will be limited by volume and other resale restrictions under Rule 144 because certain holders are our affiliates.

Lock-Up Agreements

We, our officers, director nominees and directors and our principal stockholders have agreed, subject to specified exceptions, not to sell or transfer any common stock or securities convertible into, or exchangeable or exercisable for, common stock, during a period ending 180 days after the date of this prospectus, subject to extension, without first obtaining the written consent of Piper Jaffray & Co. and Wells Fargo Securities, LLC. Specifically, we and these other individuals and entities have agreed not to:

    •
    offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of common stock or preferred stock or any other capital stock, or capital stock, or any securities convertible into or exercisable or exchangeable for common stock or other capital stock; or

    •
    enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or part, directly or indirectly, any of the economic consequence of ownership of any common stock or other capital stock or any securities convertible into or exchangeable for any common stock or other capital stock.

The lock-up restrictions and specified exceptions are described in more detail under "Underwriting — Lock-Up Agreements."

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

    •
    1% of the number of shares of our common stock then outstanding, which will equal approximately 181,436 shares immediately after this offering; and

    •
    the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described above, approximately 13,143,563 shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement before the effective date of the registration statement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about us. Subject to the 180-day lock-up period described above, no shares of our common stock will be eligible for sale in accordance with Rule 701.

Registration Rights

Subject to the lock-up agreements described above, upon closing of this offering, the holders of 13,143,563 shares of our common stock will be entitled to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. These registration rights are described in more detail under "Description of Capital Stock — Registration Rights."

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable under our 2004 Plan and 2011 Plan. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144. Our equity incentive plans are described in more detail under "Executive Compensation — Stock and Benefit Plans."

MATERIAL UNITED STATES TAX CONSEQUENCES FOR NON-U.S. STOCKHOLDERS

The following discussion is a summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a Non-U.S. Holder (as defined below). This summary is based on current provisions of the Code, U.S. Treasury regulations, judicial opinions, published positions of the Internal Revenue Service, or the IRS, and all other applicable authorities. All of these authorities are subject to change, possibly with retroactive effect. This summary applies if you (i) purchase our common stock in this offering, (ii) will hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code and (iii) will not hold our common stock in connection with your conduct of a trade or business within the United States. You are a Non-U.S. Holder if you are a beneficial owner of shares of our common stock and are not:

    •
    an individual who is a citizen or resident, as defined for U.S. federal income tax purposes, of the United States;

    •
    a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

    •
    an estate whose income is subject to U.S. federal income tax regardless of its source; or

    •
    a trust that (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Notwithstanding the foregoing, for purposes of this discussion, a Non-U.S. Holder does not include any entity that is taxable as a partnership for U.S. federal income tax purposes. The tax treatment of a partnership owning our common stock will depend upon the organization and activities of the partnership and the tax status of its partners, among other factors. Partnerships considering the purchase of our common stock should consult their tax advisors regarding the tax consequences to the partnership and its partners of acquiring, holding and disposing of shares of our common stock.

In addition, this summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as, but not limited to, a tax-exempt organization, financial institution, broker or dealer in securities, insurance company, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or former U.S. citizen or resident). This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. Prospective Non-U.S. Holders should consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as a tax-free reduction of your adjusted tax basis in your shares of common stock and, to the extent it exceeds your adjusted tax basis, as capital gain, subject to the tax treatment described below in " — Sale or Other Disposition of Our Common Stock."

Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

    •
    you are an individual present in the United States for 183 days or more in the taxable year of disposition and other conditions are met; or

    •
    we are or have been a "United States real property holding corporation" or a USRPHC, for U.S. federal income tax purposes at any time during the relevant statutory period.

With respect to the second bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our interests in real property located within the United States relative to the fair market value of our interests in real property located outside the United States and our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, so long as our common stock is "regularly traded on an established securities market" within the meaning of the applicable U.S. Treasury Regulation, a Non-U.S. Holder will not be subject to U.S. federal withholding tax on the sale or other disposition of his, her or its shares of our common stock and any gain realized on such sale or other disposition would only be subject to U.S. federal income tax if the selling Non-U.S. Holder actually or constructively held more than 5% of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the amount of any tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Backup withholding generally will not, however, apply to payments of dividends to a Non-U.S. Holder of our common stock provided the Non-U.S. Holder furnishes to us or our paying agent the required certification as to its Non-U.S. status, such as by providing a valid IRS Form W-8BEN or other applicable form, or otherwise establishes an exemption.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual's gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

Recent Legislation Relating to Foreign Accounts

New rules enacted in March 2010 require the reporting to the IRS of direct and indirect ownership of foreign financial accounts and certain foreign entities by U.S. persons. Failure to provide this required information can result in a 30% withholding tax on certain payments made after December 31, 2012 including U.S.-source dividends and gross proceeds from the sale or other disposition of stock issued by U.S. persons, such as the Company. Because the IRS has not yet issued final regulations with respect to these new rules, their scope remains unclear and potentially subject to material change. Prospective Non-U.S. Holders are advised to consult a tax advisor regarding this new reporting and withholding regime, in light of their particular circumstances.

UNDERWRITING

The underwriters named below have agreed to buy, severally and not jointly, subject to the terms of the underwriting agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Wells Fargo Securities, LLC are acting as joint book running managers for this offering and representatives of the underwriters. Lazard Capital Markets LLC and Needham & Company, LLC are acting as co-managers for this offering. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.
Wells Fargo Securities, LLC
Lazard Capital Markets LLC
Needham & Company, LLC

Total

The underwriters have advised that they propose to offer the shares to the public at $        per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $        per share. The underwriters may allow and the dealers may reallow a concession of not more than $        per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option to purchase up to an additional 750,000 shares of common stock from us at the same price to the public and with the same underwriting discount and commissions as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.

We estimate that the total fees and expenses of the offering, excluding estimated underwriting discounts and commissions, will be approximately $2,000,000.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per share
Total

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Each of our directors, director nominees, executive officers and principal stockholders have agreed, subject to certain exceptions, not to sell shares of our common stock or other capital stock for a period of 180 days after the date of this prospectus. Each of our directors, director nominees, executive officers and principal stockholders have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or other capital stock or any securities convertible into or exercisable or exchangeable for common stock or other capital stock, or enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any common stock or other capital stock or any securities convertible into or exercisable or exchangeable for any common stock or other capital stock. The agreements provide for exceptions for (a) transactions relating to shares of common stock or other capital stock acquired in open market transactions upon the completion of this offering, (b) transfers of shares of common stock or other capital stock as (i) bona fide gifts or by will or intestate succession, or (ii) to any trust for the direct or indirect benefit of the director, director nominee, executive officer or principal stockholder or the immediate family of the same, or (iii) as a distribution or transfer to general or limited partners, members or stockholders, or (iv) in connection with the merger or sale of the entire company that has been approved by our board of directors; provided that that in the case of any transfer under clauses (b)(i), (ii), and (iii), (x) each transferee signs and delivers a lock up letter with substantially these same terms, (y) such transfer does not involve a disposition for value and (z) such transfer is not required to be reported on Form 4 in accordance with Section 16 of the Exchange Act and there is not otherwise a voluntary public filing or report regarding such transfer.

Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the NASDAQ Global Market. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

In the future, the underwriters and their affiliates may provide various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own accounts or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities.

In addition, Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Shearman & Sterling LLP, New York, New York is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements appearing in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, which report expresses an unqualified opinion and includes an explanatory paragraph relating to Clarus's ability to continue as a going concern and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock that we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

CONTENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2008, 2009 and September 30, 2010	F-3

Statements of Operations for the Years Ended December 31, 2007, 2008 and 2009 and for the Period from June 4, 2003 (Inception) to December 31, 2009 and for the Nine Months Ended September 30, 2009 and 2010 and for the Period from June 4, 2003 (Inception) to September 30, 2010

F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) for the Period from June 4, 2003 (Inception) to September 30, 2010	F-5

Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009 and for the Period from June 4, 2003 (Inception) to December 31, 2009 and for the Nine Months Ended September 30, 2009 and 2010 and for the Period from June 4, 2003 (Inception) to September 30, 2010

F-7
Notes to Financial Statements	F-8

The accompanying financial statements give effect to a 1-for-1.82 reverse stock split of the common stock of Clarus Therapeutics, Inc. which will take place immediately prior to the effectiveness of the registration statement. The following report is in the form which will be furnished by McGladrey & Pullen, LLP, an independent registered public accounting firm, upon completion of the 1-for-1.82 reverse split of the common stock of Clarus Therapeutics, Inc. described in Note 3 to the financial statements assuming that from October 18, 2010 to the date of such completion no other material events have occurred that would affect the financial statements or the required disclosures therein.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois
January 20, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Clarus Therapeutics, Inc.
(A Development Stage Company)
Northbrook, Illinois

We have audited the accompanying balance sheets of Clarus Therapeutics, Inc. (a development-stage company) (the Company) as of December 31, 2008 and 2009, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2009 and the period from June 4, 2003 (inception) through December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarus Therapeutics, Inc. as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 and for the period from June 4, 2003 (inception) through December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses and negative cash flows from operations since its inception and will require continued capital or financing to meet its cash flow requirements. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in Note 3 to the financial statements, to conform to the public reporting requirements, the Company adopted certain provisions of the Financial Accounting Standards Board's Accounting Standards Codification Topic No. 480, Distinguishing Liabilities from Equity, and Accounting Standards Update No. 2009-04, Accounting for Redeemable Equity Instruments for the Company's redeemable convertible preferred stock.

Chicago, Illinois
October 18, 2010, except as to Note 5, which is as of November 19, 2010, and as to the paragraph under the caption "IPO Stock Split" within Note 3, which is as of February            , 2011.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Balance Sheets

	December 31,
			September 30, 2010	Pro Forma September 30, 2010
	2008	2009
			(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Assets
Current Assets:
Cash and cash equivalents	$562	$542	$483	$1,483
Prepaid expenses and other current assets	12	20	14	14

Total current assets	574	562	497	1,497
Equipment and furniture, net	9	6	13	13

Total assets	$583	$568	$510	$1,510

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Accounts payable	$158	$436	282	282
Accrued compensation	—	141	141	141
Interest payable	—	—	99	—
Convertible notes payable to related parties	—	—	2,239	—

Total current liabilities	158	577	2,761	423

Commitments and Contingencies (Note 9)
Redeemable convertible preferred stock, $0.001 par value, authorized 17,005,381 shares at December 31, 2008 and 2009 and September 30, 2010; issued and outstanding 12,399,321 shares at December 31, 2008 and 17,005,381 at December 31, 2009 and September 30, 2010; aggregate liquidation preference of $13,913, $19,018 and $20,160 at December 31, 2008 and 2009 and September 30, 2010, respectively; 17,005,381 shares authorized and no shares issued and outstanding (pro forma)	13,913	19,018	20,160	—

Stockholders' Equity (Deficit)
Common stock $0.001 par value; authorized 21,000,000 shares; issued and outstanding 366,300 shares at December 31, 2008 and 2009 and September 30, 2010, and 13,143,563 at September 30, 2010 (pro forma)	—	—	—	13
Additional paid-in capital	5	9	2,795	27,717
Deficit accumulated during the development stage	(13,493)	(19,036)	(25,206)	(26,643)

Total stockholders' equity (deficit)	(13,488)	(19,027)	(22,411)	1,087

Total liabilities and stockholders' equity (deficit)	$583	$568	$510	$1,510

See Notes to Financial Statements.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Statements of Operations

				Period from June 4, 2003 (Inception) through December 31, 2009			Period from June 4, 2003 (Inception) through September 30, 2010
	Year Ended December 31,				Nine Months Ended September 30,
	2007	2008	2009		2009	2010
					(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Development stage, operating expenses:
Research and development	$1,024	$1,830	$2,755	$9,984	$2,095	$2,083	$12,067
General and administrative	752	1,062	1,485	5,319	979	923	6,242

Total operating expenses	1,776	2,892	4,240	15,303	3,074	3,006	18,309

Operating loss	(1,776)	(2,892)	(4,240)	(15,303)	(3,074)	(3,006)	(18,309)

Other income (expense):
Interest income	18	30	2	99	2	—	99
Interest expense	(6)	—	—	(168)	—	(2,022)	(2,190)

Total other income (expense)	12	30	2	(69)	2	(2,022)	(2,091)

Net loss before income taxes	(1,764)	(2,862)	(4,238)	(15,372)	(3,072)	(5,028)	(20,400)
Income taxes	—	—	—	—	—	—	—

Net loss	(1,764)	(2,862)	(4,238)	$(15,372)	(3,072)	(5,028)	$(20,400)

Accretion of redeemable convertible preferred stock to redemption value	(652)	(974)	(1,305)		(951)	(1,142)

Net loss attributable to common stockholders	$(2,416)	$(3,836)	$(5,543)		$(4,023)	$(6,170)

Basic and diluted net loss attributable to common stockholders per share	$(6.60)	$(10.47)	$(15.13)		$(10.98)	$(16.84)

Weighted-average common stock outstanding — basic and diluted	366,300	366,300	366,300		366,300	366,300

Pro forma net loss per share, basic and diluted (unaudited) (Note 3)			$(0.40)			$(0.24)

Pro forma weighted-average shares outstanding (unaudited) (Note 3)			10,467,650			12,274,684

See Notes to Financial Statements.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Period from June 4, 2003 (inception) through September 30, 2010

(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock
			Common Stock			Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficit)
					Additional Paid-in Capital
	Shares	Amount	Shares	Amount
Balance, June 4, 2003 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock for cash, June 5, 2003	—	—	366,300	—	—	—	—
Net loss	—	—	—	—	—	(14)	(14)

Balance, December 31, 2003	—	—	366,300	—	—	(14)	(14)
Issuance of Series A redeemable convertible preferred stock at $1.00 per share, February 13, 2004	2,500,000	2,500	—	—	—	—	—
Accretion of Series A redeemable convertible preferred stock to redemption value	—	177	—	—	—	(177)	(177)
Net loss	—	—	—	—	—	(2,534)	(2,534)

Balance, December 31, 2004	2,500,000	2,677	366,300	—	—	(2,725)	(2,725)
Accretion of Series A redeemable convertible preferred stock to redemption value	—	214	—	—	—	(214)	(214)
Net loss	—	—	—	—	—	(1,450)	(1,450)

Balance, December 31, 2005	2,500,000	2,891	366,300	—	—	(4,389)	(4,389)
Conversion of convertible notes into Series A redeemable convertible preferred stock, August 28, 2006	4,053,100	4,053	—	—	—	—	—
Exchange of 4,053,100 shares of Series A redeemable convertible preferred stock for 4,053,100 shares of Series B redeemable convertible preferred stock, September 29, 2006	—	—	—	—	—	—	—
Accretion of Series A and Series B redeemable convertible preferred stock to redemption value	—	342	—	—	—	(342)	(342)
Compensation expense related to stock options granted	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	(2,510)	(2,510)

Balance, December 31, 2006	6,553,100	7,286	366,300	—	1	(7,241)	(7,240)
Issuance of Series B redeemable convertible preferred stock at $1.00 per share, February 7, 2007	600,000	600	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock at $0.825 per share, November 7, 2007	1,907,789	1,574	—	—	—	—	—
Conversion of convertible notes into Series B redeemable convertible preferred stock, November 7, 2007	413,537	414	—	—	—	—	—
Conversion of convertible notes into Series C redeemable convertible preferred stock, November 7, 2007	258,227	213	—	—	—	—	—
Accretion of Series A, Series B and Series C redeemable convertible preferred stock to redemption value	—	652	—	—	—	(652)	(652)
Compensation expense related to stock options granted	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	(1,764)	(1,764)

See Notes to Financial Statements.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Period from June 4, 2003 (inception) through September 30, 2010 (Continued)

(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock
			Common Stock			Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficit)
					Additional Paid-in Capital
	Shares	Amount	Shares	Amount
Balance, December 31, 2007	9,732,653	$10,739	366,300	—	$2	$(9,657)	$(9,655)
Issuance of Series C redeemable convertible preferred stock at $0.825 per share, May 6, 2008	2,666,668	2,200	—	—	—	—	—
Accretion of Series A, Series B and Series C redeemable convertible preferred stock to redemption value	—	974	—	—		(974)	(974)
Compensation expense related to stock options granted	—	—	—	—	3	—	3
Net loss	—	—	—	—	—	(2,862)	(2,862)

Balance, December 31, 2008	12,399,321	13,913	366,300	—	5	(13,493)	(13,488)
Issuance of Series C redeemable convertible preferred stock at $0.825 per share, March 3, 2009	1,333,334	1,100	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock at $0.825 per share, June 12, 2009	3,272,726	2,700	—	—	—	—	—
Accretion of Series A, Series B and Series C redeemable convertible preferred stock to redemption value	—	1,305	—	—	—	(1,305)	(1,305)
Compensation expense related to stock options granted	—	—	—	—	4	—	4
Net loss	—	—	—	—	—	(4,238)	(4,238)

Balance, December 31, 2009	17,005,381	19,018	366,300	—	9	(19,036)	(19,027)
Beneficial conversion feature from issuance of convertible notes (unaudited)	—	—	—	—	2,783	—	2,783
Accretion of Series A, Series B and Series C redeemable convertible preferred stock to redemption value (unaudited)	—	1,142	—	—	—	(1,142)	(1,142)
Compensation expense related to stock options granted (unaudited)	—	—	—	—	3	—	3
Net loss (unaudited)	—	—	—	—	—	(5,028)	(5,028)

Balance, September 30, 2010 (unaudited)	17,005,381	$20,160	366,300	—	$2,795	$(25,206)	$(22,411)

See Notes to Financial Statements.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Statements of Cash Flows

				Period from June 4, 2003 (Inception) through December 31, 2009
					Nine Months Ended September 30,		Period from June 4, 2003 (Inception) through September 30, 2010
	Year Ended December 31,
	2007	2008	2009		2009	2010
					(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Cash Flows From Operating Activities
Net loss	$(1,764)	$(2,862)	$(4,238)	$(15,372)	$(3,072)	$(5,028)	$(20,400)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest accrued on convertible notes and amortization of beneficial conversion feature	6	—	—	168	—	2,022	2,190
Depreciation	2	2	3	27	2	5	32
Compensation expense related to stock options granted	1	3	4	9	3	3	12
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1	(1)	(8)	(20)	(2)	5	(15)
Accounts payable and accrued expenses	24	24	419	777	32	(154)	623

Net cash used in operating activities	(1,730)	(2,834)	(3,820)	(14,411)	(3,037)	(3,147)	(17,558)

Cash Flows From Investing Activities
Purchase of equipment and furniture	—	(9)	—	(32)	—	(12)	(44)

Net cash used in investing activities	—	(9)	—	(32)	—	(12)	(44)

Cash Flows From Financing Activities
Issuance of convertible notes	420	—	—	4,311	—	3,100	7,411
Issuance of Series A redeemable convertible preferred stock	—	—	—	2,500	—	—	2,500
Issuance of Series B redeemable convertible preferred stock	600	—	—	600	—	—	600
Issuance of Series C redeemable convertible preferred stock	1,574	2,200	3,800	7,574	3,800	—	7,574
Issuance of common stock	—	—	—	—	—	—	—

Net cash provided by financing activities	2,594	2,200	3,800	14,985	3,800	3,100	18,085

Net (decrease) increase in cash and cash equivalents	864	(643)	(20)	542	763	(59)	483
Cash and cash equivalents:
Beginning	341	1,205	562	—	562	542	—

Ending	$1,205	$562	$542	$542	$1,325	$483	$483

Supplemental Schedule of Noncash Financing Activity
Conversion of convertible notes and interest payable to stockholder into redeemable convertible preferred stock	$627	—	—	$4,680	—	$—	$4,680
Convertible notes issued in lieu of compensation	201	—	—	201	—	—	201
Accretion of redeemable convertible preferred stock	652	974	1,305	3,664	951	1,142	4,806

See Notes to Financial Statements.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 1. Background

Clarus Therapeutics, Inc. (the Company) was incorporated in the state of Delaware on June 4, 2003. The Company was formed to develop OriTex®, an oral testosterone replacement therapy targeted for use in men with low levels of circulating testosterone. The Company operates as a single business segment.

Since its inception, the Company has devoted substantially all of its efforts to business planning, commercial and business development and raising capital. Accordingly, the Company is considered to be in the development stage as defined in the Development Stage Enterprises Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification™, sometimes referred to as the Codification or ASC.

Note 2. Development Stage Risks and Liquidity

The Company has incurred losses since inception and has a deficit accumulated during the development stage of $19.0 million as of December 31, 2009, including $3.7 million of cumulative accretion on the Series A Redeemable Convertible Preferred Stock (Series A), the Series B Redeemable Convertible Preferred Stock (Series B) and the Series C Redeemable Convertible Preferred Stock (Series C). The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of OriTex, currently in development, or enters into cash flow positive business development transactions. The Company will require additional capital to continue its business operations, and is currently exploring financing alternatives, the proceeds of which will be needed to fund the Company's operations and to commercially develop OriTex. There is no assurance that such financing will be available when needed. Accordingly, there is substantial doubt regarding the Company's ability to continue as a going concern.

The accompanying financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments to reflect possible future effects on the recoverability and classification of assets and liabilities that may result in the event the Company's plans are not successful.

Management is currently evaluating different strategies to obtain the required funding of future operations. These strategies may include, but are not limited to, an initial public offering of the Company's common stock, additional venture capital funding, collaborative arrangements with third parties, or debt financing. There can be no assurance that these future funding efforts will be successful.

The Company is subject to those risks associated with any pharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company's research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 2. Development Stage Risks and Liquidity (Continued)

Company operates in an environment of rapid technological change, and is largely dependent on the services of its employees and consultants.

Note 3. Summary of Significant Accounting Policies

Accounting Policies:    The Company follows accounting standards established by the FASB to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the Codification. The Codification is effective for periods ending on or after September 15, 2009.

Accounting Estimates:    The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments:    As of December 31, 2008 and 2009 and September 30, 2010, the carrying amounts of financial instruments held by the Company, which include cash equivalents, prepaid expenses and other current assets, accounts payable and accrued expenses, approximate fair value due to the short-term nature of those instruments. In addition, the carrying value of the Company's convertible notes payable to related parties at September 30, 2010, which do not have readily ascertainable market values, is unknown because they are with related parties.

The Company follows FASB accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. The guidance requires fair value measurements be classified and disclosed in one of the following three categories:

    •
    Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    •
    Level 2:  Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities; or

    •
    Level 3:  Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 3. Summary of Significant Accounting Policies (Continued)

The following fair value hierarchy table presents information about each major category of the Company's financial assets measured at fair value on a recurring basis as of December 31, 2008 and 2009 and September 30, 2010:

	Fair Value Measurement at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
At December 31, 2008 Cash equivalents	$544	$—	$—	$544
At December 31, 2009 Cash equivalents	$546	$—	$—	$546
At September 30, 2010 Cash equivalents	$456	$—	$—	$456

Unaudited Interim Financial Information:    The accompanying interim balance sheet as of September 30, 2010, the statements of operations and cash flows for the nine months ended September 30, 2009 and 2010 and statements of redeemable convertible preferred stock and stockholders' equity (deficit) for the nine months ended September 30, 2010, and the related information contained in the notes to the financial statements are unaudited. These unaudited interim financial statements and notes have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which included only normal recurring adjustments, necessary to present fairly the Company's financial position as of September 30, 2010 and its results of operations and cash flows for the nine months ended September 30, 2009 and 2010. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period or for any other future year.

Unaudited Pro Forma Balance Sheet Presentation:    The unaudited pro forma balance sheet as of September 30, 2010 reflects (i) the expected automatic conversion of the outstanding shares of redeemable convertible preferred stock into 12.4 million shares of common stock as though the completion of the initial public offering (IPO) contemplated by the filing of the Company's registration statement had occurred on September 30, 2010 (but including the accumulated unpaid dividends on the redeemable convertible preferred stock through January 18, 2011) and (ii) the issuance of convertible notes in the principal amount of $1.0 million on November 19, 2010 and conversion of all outstanding obligations under the Company's outstanding convertible notes (including the interest that had accrued thereon through January 18, 2011) into 0.4 million shares of common stock upon the completion of the IPO. The shares of common stock issued in the IPO and any related estimated net proceeds are excluded from such pro forma calculation.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 3. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents:    The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. As of December 31, 2008, 2009 and September 30, 2010, cash and cash equivalents included government-backed money market funds and bank demand deposit accounts. The Company maintains cash balances at two financial institutions which may exceed federally insured amounts.

Equipment and Furniture:    Equipment and furniture are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The Company uses a life of three years for computer equipment, five years for office equipment and seven years for furniture and fixtures. Maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets:    The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. There were no charges as a result of impairment losses through September 30, 2010.

Research and Development Expenses:    The guidance in ASC Topic 730, Research and Development, requires the Company to defer and capitalize nonrefundable advance payments made for goods or services to be used in research and development activities until the goods have been delivered or the related services have been performed. If the goods are no longer expected to be delivered or the services are no longer expected to be performed, the Company would be required to expense the related capitalized advance payments. The Company had no capitalized nonrefundable advance payments as of December 31, 2008, 2009 or September 30, 2010.

Research and development expenses include salaries and benefits, clinical trials costs, contract services and manufacturing development costs. Research and development expenses are charged to operations as they are incurred.

Stock-Based Compensation:    The Company has a stock option plan, which is described more fully in Note 7.

The Company recognizes compensation which requires expense recognition over the requisite service period using the straight-line method. The Company has determined that the calculated value method should be used in determining the value of its stock options. The calculated value method requires that the volatility assumption used in an option-pricing model be based on the historical volatility of an appropriate industry sector index.

The Company uses the Black-Scholes formula to estimate the calculated value of its share-based payments. The volatility assumption used in the Black-Scholes formula is based on the volatility of the Dow Jones Pharmaceutical Small Cap Index. The Company calculated the historical volatility of that index using the daily closing total returns for that index for the expected term in years immediately prior to the grant dates.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 3. Summary of Significant Accounting Policies (Continued)

Income Taxes:    Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

On January 1, 2009, the Company adopted the provisions of the Accounting for Uncertainty in Income Taxes section of the Income Taxes Topic of the Codification. The Company has not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company files income tax returns in the U.S. federal jurisdiction and one state jurisdiction. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2006. When and if applicable, potential interest and penalty costs are accrued as incurred, with expenses recognized in general and administrative expenses in the statements of income. As of December 31, 2009, the Company has no liability for unrecognized tax benefits. The adoption and implementation of this guidance in the Codification had no effect on the Company's operating loss or net loss for the year ended December 31, 2009.

Net Loss Per Share:    Basic and diluted net loss per common share is determined by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding, less the weighted-average shares subject to repurchase during the period. The Company has determined that its Series A, Series B and Series C represent participating securities since theses securities participate equally with common stock in dividends and unallocated income. Net loss attributable to common stockholders for each period must be allocated to common stock and participating securities to the extent that the securities are required to share in the losses. The Company's Series A, Series B and Series C do not have a contractual obligation to share in losses of the Company. For all periods presented, the Series A, Series B, Series C, and common stock options have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted-average shares used to calculate both basic and diluted loss per share are the same.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 3. Summary of Significant Accounting Policies (Continued)

The following potentially dilutive securities have been excluded from the computations of diluted weighted-average shares outstanding for the years ended December 31, 2007, 2008 and 2009, and the nine-month periods ended September 30, 2009 and 2010, as they would be anti-dilutive:

	December 31,			September 30,
	2007	2008	2009	2009	2010
Redeemable convertible preferred stock	6,111,275	8,141,895	11,452,247	11,238,795	12,139,384
Common stock options	155,677	441,389	441,389	441,389	441,389
Convertible notes	—	—	—	—	266,594

	6,266,952	8,583,284	11,893,636	11,680,184	12,847,367

The unaudited pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding and assumes the conversion of all outstanding shares of the Company's Series A, Series B and Series C and convertible notes into shares of common stock upon completion of the Company's planned IPO, as if the conversions had occurred at the later of the beginning of the period or date of issuance. The Company believes the unaudited pro forma net loss per share provides material information to investors, as the conversion of the Company's preferred stock and convertible notes to common stock is expected to occur upon the closing of an IPO, and the disclosure of pro forma net loss per share thus provides an indication of net loss per share that is comparable to what will be reported by the Company as a public company.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 3. Summary of Significant Accounting Policies (Continued)

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per share:

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
	(in thousands, except share and per share data)
Historical net loss per share
Numerator
Net loss attributable to common stockholders	$(5,543)	$(6,170)
Denominator
Weighted-average shares outstanding, basic and diluted	366,300	366,300

Basic and diluted net loss per share	$(15.13)	$(16.84)

Pro forma net loss per common share
Numerator
Net loss attributable to common stockholders	$(5,543)	$(6,170)
Pro forma adjustment for accretion of redeemable convertible preferred stock	1,305	1,142
Pro forma adjustment for convertible notes		2,022

Pro forma net loss attributable to common stockholders	$(4,238)	$(3,006)

Denominator
Weighted-average shares outstanding, basic and diluted	366,300	366,300
Pro forma adjustment for assumed weighted-average effect of conversion of redeemable convertible preferred stock	10,101,350	11,795,822
Pro forma adjustment for assumed weighted-average effect of conversion of convertible notes	—	112,562

Pro forma weighted-average shares outstanding, basic and diluted	10,467,650	12,274,684

Pro forma net loss per share, basic and diluted	$(0.40)	$(0.24)

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 3. Summary of Significant Accounting Policies (Continued)

Segment Information:    The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas and does not have separately reportable segments.

Recent Accounting Pronouncements:    Effective July 1, 2009, the Codification, became the authoritative source of GAAP. All existing FASB accounting standards and guidance were superseded by the ASC. Instead of issuing new accounting standards in the form of statements, staff positions and Emerging Issues Task Force abstracts, the FASB now issues Accounting Standards Updates (ASU) that update the Codification. Rules and interpretive releases of the SEC under authority of federal securities laws continue to be additional sources of authoritative GAAP for SEC registrants.

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, "Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value." ASU 2009-05 clarifies the measurement of liabilities at fair value in the absence of observable market information. This guidance is effective for the Company beginning January 1, 2010. The adoption of this guidance did not have a material impact on the Company's financial position, results of operations or cash flows.

The FASB has issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements," to provide more and improved disclosures about fair value measurements. This ASU affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements. This guidance is generally effective for the Company beginning January 1, 2010. The adoption of this guidance did not have a material impact on the Company's financial position, results of operations or cash flows.

In February 2010, the FASB issued a new accounting standard which amends guidance on subsequent events. The new guidance requires evaluation of subsequent events through the date the financial statements are issued for SEC filers, amends the definition of SEC filer, and changes required disclosures. This standard did not have a material impact on the Company's financial statements upon adoption.

In March 2010, the FASB Emerging Issues Task Force, or EITF, ratified a new accounting standard which amends guidance on the milestone method of revenue recognition. The EITF concluded that the milestone method is a valid application of the proportional performance model when applied to research or development arrangements. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. This standard allows an entity to make an accounting policy election to recognize a payment that is contingent upon the achievement of a

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 3. Summary of Significant Accounting Policies (Continued)

substantive milestone in its entirety in the period in which the milestone is achieved. This standard is effective for fiscal years beginning on or after June 15, 2010 with early adoption permitted. The guidance may be applied prospectively for milestones achieved after the adoption date or retrospectively for all periods presented. The adoption of this guidance is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2004 Stock Split:    Effective February 13, 2004, the board of directors of the Company, subject to stockholder approval, approved a stock split of the Company's common stock at a ratio of 66 2/3 shares for every one share previously held. All common stock share and per-share data included in these financial statements reflect such stock split.

IPO Stock Split:    On January 20, 2011, the Company's board of directors approved a further 1-for-1.82 reverse stock split of the Company's outstanding common stock. The reverse split became effective on February            , 2011. All common stock share and per-share data included in these financial statements gives retroactive effect to this further reverse stock split.

Redeemable Convertible Preferred Stock:    The Company has adopted current accounting guidance in regards to accounting for certain financial instruments with characteristics of both liabilities and equity and for the classification and measurement of redeemable securities. This guidance requires companies with mandatorily redeemable features in their equity instruments to be classified separately from equity. The Company has elected to measure these instruments by recognizing changes in redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. In accordance with this guidance and to conform to the public reporting requirements, the Series A, Series B and Series C (Note 6) has been reclassified to the mezzanine section of the accompanying balance sheets as follows:

	As Originally Reported	Effect of Adoption	As Restated
	(in thousands)
2008
Redeemable convertible preferred stock	$—	$13,913	$13,913
Stockholders' equity (deficit)	423	(13,913)	(13,488)
2009
Redeemable convertible preferred stock	$—	$19,018	$19,018
Stockholders' equity (deficit)	(9)	(19,018)	(19,027)

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 4. Equipment and Furniture

Equipment and furniture are summarized as follows at December 31, 2008 and 2009 and September 30, 2010:

	December 31,
			September 30, 2010
	2008	2009
	(in thousands)
Office equipment and computer hardware	$27	$27	$39
Furniture	6	6	6

	33	33	45
Less: Accumulated depreciation	(24)	(27)	(32)

	$9	$6	$13

Note 5. Convertible Notes Payable to Related Parties

From March 2010 through September 2010, the Company entered into Note Purchase Agreements, pursuant to which the Company borrowed an aggregate of $3.1 million from existing investors. Outstanding balances under the Note Purchase Agreements accrue interest at an annual rate of 10%. The Company issued to investors subordinated unsecured convertible notes (the 2010 Notes) under which all of the then outstanding principal and interest amounts are due December 31, 2010. If the Company completes a Qualified Financing, defined as a financing whereby the Company raises at least $10.0 million in proceeds from the sale of redeemable convertible preferred stock, the principal amount of the 2010 Notes and accrued interest thereon will automatically convert into shares of redeemable convertible preferred stock of the Qualified Financing. If the Company completes a Non-Qualified Financing or an Acquisition Event, the holders of the 2010 Notes have the option to have the 2010 Notes redeemed or converted into shares of preferred stock of the Non-Qualified Financing. At maturity, the holders of the 2010 Notes have the option of redeeming the 2010 Notes or converting them into shares of Series C, at a conversion rate $0.825 per share.

The holders of the 2010 Notes received the benefit of a deemed conversion price of the 2010 Notes that was below the estimated fair value of the Series C at the time of their issuance. The fair value of this beneficial conversion feature was estimated to be $2,783,000 representing the difference between the conversion price and the fair value of the Series C. The fair value of this beneficial conversion feature was recorded to debt discount and is being amortized to interest expense using the effective interest method over the term of the 2010 Notes. The Company recorded $1,922,000 of interest expense related to the beneficial conversion feature during the nine months ended September 30, 2010 and the Company will recognize the remainder of the beneficial conversion feature as interest expense during the three months ending December 31, 2010.

On November 19, 2010, the Company entered into a note purchase and warrant agreement, or the purchase agreement, with existing investors and their affiliates pursuant to which they committed to

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 5. Convertible Notes Payable to Related Parties (Continued)

purchase up to $10 million in convertible promissory notes. Simultaneously, the Company exchanged the previously issued convertible notes for convertible notes under the purchase agreement and issued $1.0 million in aggregate principal amount of new notes under the purchase agreement. All notes issued under the purchase agreement carry an interest rate of 10% per year and have a maturity date of September 30, 2011. Upon the Company's request, the investors will purchase additional convertible notes for cash in $1.0 million increments under the purchase agreement.

Upon the completion of an initial public offering of the Company's common stock or other sale of preferred stock for $10 million or more (a "Financing"), the principal and accrued and unpaid interest under the convertible promissory notes will automatically convert into shares of stock identical to those issued in the Financing. The conversion price is based on the per share price of the Financing. If the convertible promissory notes have not been converted or repaid by the maturity date (September 30, 2011), the holders of the convertible promissory notes may, at their choosing, redeem the convertible promissory notes or convert them into shares of Series C at a conversion rate of $0.825 per share.

Investors in new convertible promissory notes are to also receive warrants to purchase up to the number of shares of common stock or preferred stock as is equal to 30% of the principal amount of the convertible promissory notes purchased for cash under the purchase agreement divided by the Financing price per share, based on a completed Financing, at an exercise price equal to 80% of the Financing price per share. If a Financing is not completed by September 30, 2011, the warrants will allow the investor to purchase up to the number of shares of Series C preferred stock as is equal to 30% of the principal amount of the convertible promissory notes purchased for cash under the purchase agreement divided by .825, at an exercise price of $0.825 per share. The warrants can be exercised for a period of three years from the date of their issuance. No warrants were issued in connection with the exchange of the existing notes issued from March 2010 through September 2010. Warrants with a conversion value of $300,000 were issued on November 19, 2010 along with the new $1.0 million convertible promissory note that was issued on that date. The warrants will be recorded as a liability on the balance sheet at fair value as of the issuance date. Subsequent changes to the fair value of the warrants will be recorded in the statement of operations at the end of each reporting period, beginning with the period ending December 31, 2010.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 6. Capital Structure

Redeemable Convertible Preferred Stock

As of December 31, 2009, the authorized and outstanding redeemable convertible preferred stock and their principal terms are as follows:

Series	Shares Authorized	Shares Outstanding	Liquidation Value (in thousands)
A	2,500,000	2,500,000	$3,933
B	5,066,637	5,066,637	6,483
C	9,438,744	9,438,744	8,602

The Series A, Series B and Series C are convertible into common stock, upon approval of the holders of at least two-thirds of the Series C, on a share-for-share basis. The conversion price per share for convertible preferred stock shall be adjusted for any issuances of capital stock for a per share price less than the conversion price in effect for such series, certain recapitalizations, splits, combinations, common stock dividends or similar events. The Series A, Series B and Series C are entitled to vote together with the common stockholders as one class and are entitled to separate votes on certain matters. The Series A, Series B and Series C convert automatically on a share-for-share basis into shares of common stock upon the closing of a Qualified IPO, as defined in the Company's certificate of incorporation.

The Series A, Series B and Series C stockholders are entitled to receive an annual, cumulative 8% dividend, when and if declared by the board of directors. No dividends have been declared through the history of the Company. As of December 31, 2009, there were $1.4 million, $1.4 million and $0.8 million of accrued and unpaid Series A, Series B and Series C dividends, respectively. As of September 30, 2010, there were $1.7 million, $1.8 million and $1.3 million of accrued and unpaid Series A, Series B and Series C dividends, respectively.

The Series A, Series B and Series C stockholders are entitled to a liquidation preference of their original purchase price of $1.00 per share for Series A and Series B and $0.825 per share for Series C, plus accumulated dividends, in the event of liquidation, dissolution, or winding up of the Company. In the event the Company merges with, or is acquired by, another entity, such merger or acquisition could be deemed a dissolution upon the majority vote of the Series A, Series B and Series C stockholders.

Holders of at least two-thirds of the then outstanding shares of Series C, voting together as a separate class, may require the Company to redeem all outstanding shares of Series C upon the earlier of (a) November 7, 2012 (in which case such shares of Series C shall be redeemed by the Company in three equal annual installments), and (b) the occurrence of any redemption event. A redemption event shall mean the breach by the Company of any material term of its Certificate of Incorporation or any material provision of the Securities Purchase Agreement, the Stockholders' Agreement or the Registration Rights Agreement. Following the date on which all Series C have been either redeemed or

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 6. Capital Structure (Continued)

converted to common stock, each holder of Series A or Series B may require the Company to redeem all Series A or Series B held by such holder upon the earlier of (a) the later of the redemption date for shares of Series C and November 7, 2012 (in which case such shares of Series A and Series B shall be redeemed by the Company in three equal annual installments), and (b) the occurrence of any redemption event.

As a result of the Series A, Series B and Series C redemption feature, the initial carrying value of the Series A, Series B and Series C will be accreted to redemption value through November 7, 2012.

Common Stock

Each holder of common stock is entitled to one vote per share of common stock. Subject to the rights of holders of redeemable convertible preferred stock as described above, holders of common stock are also entitled (i) to receive dividends whenever funds are legally available and when declared by the Board of Directors and (ii) upon a Liquidation, to receive ratably and equally all the assets and funds of the Company remaining after the payment to the holders of shares of preferred stock of the amounts which they are entitled to receive, as provided above.

Note 7. Stock-Based Compensation

Effective February 13, 2004, the Company adopted the Clarus Therapeutics 2004 Stock Incentive Plan (the Plan) under which 457,875 shares of the Company's common stock was reserved for issuance to employees, directors, and consultants. Options granted under the Plan may be incentive stock options or non-statutory stock options. Restricted stock awards may also be granted under the Plan. Incentive stock options may only be granted to employees. Options generally vest over a four-year period. The exercise price of incentive stock options shall be not less than 100% of the fair market value per share of the Company's common stock on the grant date. The term of the options is not more than 10 years from the date of grant. Through September 30, 2010, only incentive stock options to employees have been awarded under the Plan. As of September 30, 2010, 16,483 shares of common stock were available for future grants under the Plan.

The calculated value of each option award is estimated on the grant date using a Black-Scholes-based option valuation model. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate of the option is based on the U.S. Treasury yield curve in effect at the time of the grant using the period of time the options are expected to be outstanding.

Total stock-based compensation expense for stock options to employees for the years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2009 and 2010, was $1,000, $3,000, $4,000, $3,000 and $3,000, respectively and is included in general and administrative expenses on the statement of operations.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 7. Stock-Based Compensation (Continued)

The following assumptions were used in the option valuation model for options granted during 2008. There were no options granted during 2007, 2009 or 2010.

2008
Expected volatility	24.48%
Weighted-average volatility	24.48%
Expected dividends	0.00%
Expected term (in years)	4.58
Risk-free rate	2.82%
Fair value of underlying stock	$0.18

The following table summarizes the activity of the Company's stock option plan.

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
				(In thousands)
Options outstanding at December 31, 2006	155,677	$0.18	8.1
Granted	—	—
Cancelled/expired	—	—
Exercised	—	—

Options outstanding at December 31, 2007	155,677	0.18	7.1
Granted	285,712	0.18
Cancelled/expired	—	—
Exercised	—	—

Options outstanding at December 31, 2008	441,389	0.18	8.3
Granted	—	—
Cancelled/expired	—	—
Exercised	—	—

Options outstanding at December 31, 2009	441,389	$0.18	7.2
Granted (unaudited)	—	—
Cancelled/expired (unaudited)	—	—
Exercised (unaudited)	—	—

Options outstanding at September 30, 2010 (unaudited)	441,389	$0.18	6.5	$5,318

Exercisable at September 30, 2010 (unaudited)	316,390	$0.18	6.0	$3,881

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 7. Stock-Based Compensation (Continued)

The weighted-average grant date calculated value of options granted during 2008 was $0.05.

Total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan was $6,000 at September 30, 2010. That cost is expected to be recognized over a period of 1.7 years.

Note 8. Income Taxes

A reconciliation of the statutory U.S. federal rate to the Company's effective tax rate is as follows:

	Year Ended December 31,			Nine Months Ended September 30, 2010
	2007	2008	2009	2009	2010
Percent of pre-tax income:
U.S. federal statutory income tax rate	(34.0)%	(34.0)%	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	(6.0)%	(6.0)%	(6.0)%	(6.0)%	(6.0)%
Other	0.2%	0.2%	(1.4)%	0.0%	(6.4)%
Change in valuation allowance	39.8%	39.8%	41.4%	40.0%	46.4%

Effective income tax expense rate	0.0%	0.0%	0.0%	0.0%	0.0%

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets were as follows:

	December 31,
			September 30, 2010
	2008	2009
	(in thousands)
Net operating loss carryforwards	$4,280	$5,918	$7,159
Depreciation and amortization	—	—	—
Other non-deductible expenses	1	—	—
Accrued compensation	—	56	56

Gross deferred tax assets	4,281	5,974	7,215
Deferred tax assets valuation allowance	(4,281)	(5,974)	(7,215)

	$—	$—	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 8. Income Taxes (Continued)

realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing the net future deductible amounts become deductible. Due to the Company's history of losses, the deferred tax assets are fully offset by a valuation allowance at December 31, 2008 and 2009 and September 30, 2010. The valuation allowance in 2009 increased by $1.7 million over 2008 and the valuation allowance in the nine months of 2010 increased by $1.2 million over 2009, related to additional net operating losses incurred by the Company.

The following table summarizes carryforwards of net operating losses as of December 31, 2009:

	Amount	Expiration
	(in thousands)
Federal state net operating losses	$14,794	2024 - 2029
State net operating losses	$14,794	2016 - 2021

The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual amount of net operating loss carryforwards following certain ownership changes (as defined by the Act) that could limit the Company's ability to utilize these carryforwards. The Company has not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since its formation, due to the costs and complexities associated with such a study. The Company may have experienced various ownership changes, as defined by the Act, as a result of past financings. Accordingly, the Company's ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future tax years. Accordingly, the Company may not be able to take full advantage of these carryforwards for state or federal tax purposes.

Note 9. Commitments and Contingencies

Leases

The Company leases office space and office equipment under non-cancelable operating leases which expire at various times through 2011. Total rent expense under the lease agreements was approximately $51,000, $59,000, $60,000, $379,000, $44,000, $48,000, and $427,000 for the years ended December 31, 2007, 2008 and 2009, the period from June 4, 2003 (inception) through December 31, 2009, the nine-month periods ended September 30, 2009 and 2010, and for the period from June 4, 2003 (inception) through September 30, 2010, respectively. Future minimum lease payments as of December 31, 2009 are as follows (in thousands):

2010	$57
2011	42

Total future minimum lease payments	$99

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)

Notes to Financial Statements (Continued)

(Information as of September 30, 2010 and for the nine months ended
September 30, 2009 and September 30, 2010 is unaudited)

Note 9. Commitments and Contingencies (Continued)

License Agreements

On May 20, 2008, the Company entered into an option agreement for patent rights to technology that may be used for a second generation product candidate. That option agreement was converted into an exclusive license agreement on March 3, 2009. The agreement, which ran through 2024 when the patent expires, required a $25,000 up-front payment at signing. Other terms included (1) $10,000 annual maintenance fees beginning in 2010, until the Company began paying royalties; (2) a $50,000 anniversary fee plus reimbursement of patent filing fees (estimated at $50,000) in 2010; (3) a $75,000 milestone fee when the Company begins its pivotal Phase III trial expected by 2013; (4) a $250,000 milestone fee upon submission of a New Drug Application to the FDA; and (5) a $500,000 milestone fee upon FDA approval to market the product expected by 2016. In addition, the Company was required to pay a 1.5% royalty on net sales once product sales commence, with a minimum annual royalty of $100,000. This agreement was terminated by the Company on February 19, 2010, in accordance with the termination provisions of the agreement. The Company incurred $25,000 in expenses in 2008 and no expenses in 2009 or 2010.

Employment Agreement

The Company has employment agreements with certain Executives which provide for various amounts of annual minimum aggregate base compensation, plus an incentive bonus based on performance goals defined in the agreements. The agreements include a clause whereby if the Company terminates the agreements without cause, (other than within twelve months following a change in control) the Executives may be entitled to a severance package consisting of the following: the Executive's then-current annual base salary, certain specified insurance premiums and a prorated portion of any annual bonus due to the Executive. Base compensation, annual bonus and related insurance premiums for the year ended December 31, 2009 eligible for these Executives under these agreements amounted to approximately $485,000.

5,000,000 Shares

CLARUS THERAPEUTICS, INC.

Common Stock

PROSPECTUS

Until             , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray	Wells Fargo Securities

Lazard Capital Markets	Needham & Company, LLC

                           , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Market listing fee.

Total
Securities and Exchange Commission registration fee	$6,150
FINRA filing fee	9,125
NASDAQ Global Market listing fee	125,000
Printing and engraving expenses	250,000
Legal fees and expenses	1,100,000
Accounting fees and expenses	350,000
Transfer agent and registrar fees	10,000
Miscellaneous expenses	149,725

Total expenses	$2,000,000

*
To be provided by amendment.

Item 14.   Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation, in its certificate of incorporation, may limit the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

    •
    Transaction from which the director derived improper personal benefit;

    •
    Act or omission not in good faith or that involved intentional misconduct or a knowing violation of law;

    •
    Unlawful payment of dividends or redemption of shares; or

Breach of a director's duty of loyalty to the corporation or its stockholders.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation to be effective upon completion of this offering (the "Charter"), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, to be effective upon completion of this offering (the "By-Laws"), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director's, officer's or employee's behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of our board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

In addition to the indemnification provisions in our Charter and By-Laws, we have entered into separate indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In the underwriting agreement we will enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities sold by us in the three years preceding the filing of this registration statement:

    •
    On November 7, 2007, we sold 2,166,016 shares of our Series C redeemable convertible preferred stock at a per share price of $0.825 to holders of more than 5% of our voting securities for aggregate consideration of $1,786,963.

    •
    On May 6, 2008, we sold 2,666,668 shares of our Series C redeemable convertible preferred stock at a per share price of $0.825 to holders of more than 5% of our voting securities for aggregate consideration of $2,200,001.

    •
    On March 3, 2009, we sold 1,333,334 shares of our Series C redeemable convertible preferred stock at a per share price of $0.825 to holders of more than 5% of our voting securities for aggregate consideration of $1,100,001.

    •
    On June 12, 2009, we sold 3,272,726 shares of our Series C redeemable convertible preferred stock at a per share price of $0.825 to holders of more than 5% of our voting securities for aggregate consideration of $2,700,000.

    •
    On March 5, 2010, we issued convertible notes in the aggregate amount of $900,000 to holders of more than 5% of our voting securities. Interest accrued on the convertible notes at a rate of 10%. On November 19, 2010, the aggregate principal and accrued and unpaid interest under these convertible notes were exchanged for convertible notes under the Note and Warrant Purchase Agreement, or the Purchase Agreement, that we entered into with our existing investors and their affiliates, as described below. The principal and accrued and unpaid interest under these convertible notes will automatically convert into shares of common stock upon the closing of this offering at the initial offering price.

    •
    On May 19, 2010, we issued convertible notes in the aggregate amount of $1.2 million to holders of more than 5% of our voting securities. Interest accrued on the convertible notes at a rate of 10%. On November 19, 2010, the aggregate principal and accrued and unpaid interest under these convertible notes were exchanged for convertible notes under the Purchase Agreement, that we entered into with our existing investors and their affiliates, as described below. The principal and accrued and unpaid interest under these convertible notes will automatically convert into shares of common stock upon the closing of this offering at the initial offering price.

    •
    On September 20, 2010, we issued convertible notes in the aggregate amount of $1.0 million to holders of more than 5% of our voting securities. Interest accrued on the convertible notes at a rate of 10%. On November 19, 2010, the aggregate principal and accrued and unpaid interest under these convertible notes were exchanged for convertible notes under the Purchase Agreement, that we entered into with our existing investors and their affiliates, as described below. The principal and accrued and unpaid interest under these convertible notes will automatically convert into shares of common stock upon the closing of this offering at the initial offering price.

    •
    On November 19, 2010, we entered into the Purchase Agreement, pursuant to which our existing investors and their affiliates committed to purchase up to $10.0 million in convertible notes. All convertible notes issued under the Purchase Agreement carry an interest rate of 10% per year and have a maturity date of September 30, 2011. On the same date, November 19, 2010, the existing investors and their affiliates purchased $1.0 million in convertible notes under the Purchase Agreement. The principal and accrued and unpaid interest under these convertible notes will automatically convert into shares of common stock upon the closing of this offering at the initial offering price. The investors will also receive warrants to purchase up to that number of shares of common stock in this offering equal to 30% of the principal amount of the convertible notes purchased for cash under the Purchase Agreement, including the $1.0 million issued for cash on November 19, 2010, divided by the initial offering price. No warrants were issued in connection with the exchange of the convertible notes issued from March 2010 through September 2010. The exercise price for the warrants is equal to 80% of the initial offering price. The warrants can be exercised for a period of three years from their issuance.

    •
    From January 1, 2007 through September 30, 2010, we granted stock options under our 2004 Plan to purchase an aggregate of 285,712 shares of common stock with a weighted-average exercise price of $0.18 per share, to certain of our employees, consultants and directors.

Securities Act Exemptions

We deemed the offers, sales and issuance of the convertible notes described above to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. We deemed the offers, sales and issuances of the Series C redeemable convertible preferred stock described above and to the extent applicable a portion of the stock options described above granted to executive officers to be exempt from registration under the Securities Act in reliance on Regulation D and Rule 506 under the Securities Act, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options described above to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to:

(a)    provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)    The undersigned Registrant hereby undertakes to:

  (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)  For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northbrook, Illinois, on January 24, 2011.

CLARUS THERAPEUTICS, INC.
By:	/s/ ROBERT E. DUDLEY Robert E. Dudley, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to registration statement has been signed by the following persons in the capacities indicated below on the 24th day of January 2011.

Signature		Title

/s/ ROBERT E. DUDLEY Robert E. Dudley, Ph.D.		Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)
/s/ STEVEN A. BOURNE Steven A. Bourne		Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
* Bruce C. Robertson, Ph.D.		Director
* James E. Thomas		Director
* Michael Wasserman, Ph.D.		Director
* Alex Zisson		Director
*By:	/s/ ROBERT E. DUDLEY Robert E. Dudley Attorney-in-fact

EXHIBIT INDEX

Number	Description
1.1*	Form of underwriting agreement
3.1	Form of Fifth Amended and Restated Certificate of Incorporation (to be effective upon the pricing of this offering)
3.2	Form of Sixth Amended and Restated Certificate of Incorporation (to be effective upon completion of this offering)
3.3	Amended and Restated By-laws
4.1	Specimen certificate evidencing shares of common stock
4.2**	Amended and Restated Registration Rights Agreement, dated November 7, 2007
4.3**	Form of Unsecured Convertible Promissory Note
4.4**	Form of Warrant to Purchase Stock
5.1	Opinion of Goodwin Procter LLP
†10.1**	2004 Stock Incentive Plan, as amended, and form of agreements thereunder
†10.2	2011 Stock Option and Incentive Plan and form of agreements thereunder
†10.3	Employment Agreement with Robert Dudley, dated February 13, 2004, as amended
†10.4	Offer Letter with Steven Bourne, dated February 13, 2004, as amended
†10.5	Offer Letter with Stanley Penzotti, dated February 27, 2006, as amended
#10.6#**	Softgel Commercial Manufacturing Agreement with Catalent Pharma Solutions, LLC, dated July 23, 2009
10.7**	Lease Agreement with Robert A. Coe & Assoc., Ltd., dated February 1, 2010
10.8**	Note and Warrant Purchase Agreement, dated November 19, 2010
10.9	Form of Indemnification Agreement
10.10	Senior Executive Incentive Bonus Plan
23.1	Consent of McGladrey & Pullen, LLP
23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1**	Power of Attorney
99.1**	Consent of Richard A. King
99.2**	Consent of David E. Riggs

*
To be filed by amendment.

#
Portions of this exhibit have been omitted pursuant to a confidential treatment request and this information has been filed separately with the U.S. Securities and Exchange Commission.

†
Indicates management contract or any compensatory plan, contract or arrangement.

**
Previously filed.